Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20 549
USA

Stockholm, Monday October 1st 2001

RE: FöreningsSparbanken AB (publ) (Swedbank) (File No. 82-4092) 12g3 -2(b) Exemption

Ladies and Gentlemen:

Please find enclosed information furnished by FöreningsSparbanken AB (publ) (Swedbank) (File No. 82-4092) under paragraph (b) (1) (iii) of Rule 12g3-2(b), which information shall not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the U.S. Securities Exchange Act of 1934, as amended.

Yours faithfully,
FöreningsSparbanken AB (publ)

Tobias Norrby

Investor Relations

3/8

Interim report
January–March 2001

Interim report
January–March 2001

Operating profit amounted to SEK 2,007 M

FIRST QUARTER 2001 IN BRIEF

- Operating profit declined by 9 percent to SEK 2,007 M (2,216)
- The return on equity amounted to 15.8 percent (20.2)
- Net interest income rose by 14 percent to SEK 3,796 M (3,344)
- Net commission income decreased 11 percent to SEK 1,519 M (1,712)
- Earnings per share amounted to SEK 2.57 (2.91)
- Loan losses remained unchanged at SEK 350 M (350)
- The number of Internet banking customers in the Group rose to approx. 1.2 million (0.7)
- FöreningsSparbanken begins selling external mutual funds
- The cooperation with Posten greatly expands the distribution network.

MERGER WITH SEB

- FöreningsSparbanken and SEB are merging and forming SEB Swedbank
- Integration planning begins.

GROUP PROFIT

The Group's operating profit for the first quarter of 2001 amounted to SEK 2,007 M (2,216). The return on equity during the period was 15.8 percent (20.2). Earnings per share amounted to SEK 2.57 (2.91).

Accounting change

The interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20, regarding interim reporting.

As of financial year 2001, insurance companies whose assets do not exceed 20 percent of a group's assets are consolidated in a simplified manner. This means that profit from insurance operations is reported on a separate line in the profit and loss account and that the insurance operations' assets and liabilities are reported separately in the consolidated balance sheet. In accordance with RR5, Reporting changes in accounting principles, comparative figures have been restated.

Beginning with this interim report, an operational profit and loss account has been introduced as well. The operational profit and loss account comprises the same legal entities and follows the same accounting principles as the legal profit and loss account, with the exception that the items related to the insurance operations are integrated into the income and expenses of other operations. The descriptions in the running text in this interim report are based on the operational profit and loss account, unless indicated otherwise. The business area review is also based on the operational accounts.

Apart from the above-mentioned changes, the accounting principles have not been changed since the Annual Report 2000.

INCOME

Net interest income

The Group's net interest income rose by SEK 452 M or 14 percent to SEK 3,796 M (3,344). The change in net interest income is primarily due to volume-related income in Hansapank and FI-Holding and a surplus loan insurance refund of approximately SEK 100 M. In addition, the state deposit guarantee fee, which is charged to net interest income, has been reduced by SEK 112 M. Compared with the fourth quarter of 2000, net interest income rose by SEK 336 M or 10 percent.

Net commission income

Net commission income decreased by SEK 193 M or 11 percent to SEK 1,519 M (1,712). Due to a drop-off stock trading, brokerage commissions declined by SEK 160 M. Commissions from asset management fell by SEK 86 M owing to significantly lower, falling stock prices. Net commission income from payment services continued to grow, rising by SEK 62 vcompared with the first quarter of 2000. Compared with the fourth quarter of 2000, net commission income decreased by SEK 254 M or 14 percent, mainly due to lower equity-related income.

Net profit on financial operations

Net profit on financial operations amounted to SEK 224

M (432). Profit from trading in stocks and fixed income instruments declined, while income from currency operations developed positively, mainly at Swedbank Markets, though also in Hansapank and FI-Holding.

Other income

Other income amounted to SEK 246 M (192) during the first quarter of 2001.

EXPENSES

Staff costs

Staff costs for the first quarter of 2001 remained largely unchanged at SEK 1,597 M (1,530). Profit was charged with SEK 113 M (62) for profit sharing costs in the group, of which SEK 100 M has been earmarked as a possible future allocation to the Kopparmyntet profit sharing fund.

Change in the number of full-time positions

Number of employees in the Group in terms of full-time positions

CHANGE IN THE NUMBER OF FULL-TIME POSITIONS	Mar 31 2001	Dec 31 2000	Mar 31 2000
Permanent employees	9,201	9,106	9,040
Temporary employees	527	574	709
SUBTOTAL	**9,728**	**9,680**	**9,749**
Hansapank	3,190	3,180	2,927
FIH	139	142	138
TOTAL	**13,057**	**13,002**	**12,814**

IT expenses

During the first quarter of 2001 the Group's total IT expenses, after deducting income from independent savings banks and jointly owned banks, amounted to SEK 683 M (473).

As previously announced in connection with the sale of shares in Poland's Bank Handlowy in June 2000, the Bank decided in the fourth quarter of 2000 to move ahead certain investments to web-adapt internal systems and add to the range of services in the Internet bank. This work, which will be completed during the first half of this year, will result in a number of significant functional and efficiency improvements. Consequently, activity in the IT area will be higher during the first half of the year than the second, not taking into account activities owing to the planned merger with SEB.

Loan losses

The loan loss level for the first quarter of 2001 was 0.2 percent (0.2). Loan losses amounted to SEK 350 M (350), of which FI-Holding and Hansapank accounted for SEK 53 M (44). The Group's problem loans, net, amounted to SEK -268 M (+606) as of March 31, 2001. A specification of loan losses and problem loans is provided in Notes 4 and 5.

Tax expense 25 percent

The tax expense amounted to SEK 505 M (563), or an effective tax rate of 25 percent (25).

INTEREST RATE RISK

An increase in market interest rates of one percentage point as of March 31, 2001 would have reduced the value of the Group's interest-bearing assets and liabilities, including derivatives, by approximately SEK 513 M (558). The decrease in value for positions in SEK would have amounted to SEK 320 M (407) and for positions in foreign currency SEK 193 M (151). The Group's interest rate risk in foreign currency is primarily in the foreign subsidiaries Hansapank and FI-Holding.

An interest rate increase of one percentage point would have reduced the Group's net profit on financial operations by approximately SEK 145 M (370) as of March 31, 2001. The Group also holds positions in inflation-indexed instruments, denominated in SEK, which a one-percent increase in real interest rates would have reduced in value by approximately SEK 65 M (66) as of March 31, 2001, of which approximately SEK 37 M (27) would affect reported net profit on financial operations.

CAPITAL ADEQUACY RATIO 10.4 PERCENT

On March 31, 2001 the capital adequacy ratio amounted to 10.4 percent (10.8), of which the primary capital ratio was 6.6 percent (6.9). Market risks as a share of the total capital adequacy ratio amounted to 0.5 percentage points (0.5).

The total risk-weighted amount rose to SEK 533 billion (509). The increase is primarily attributable to higher lending by FI-Holding and Spintab. Profit for the first quarter of 2001 is not included in the capital base.

SPECIFICATION OF CAPITAL ADEQUACY	Mar 31 2001	Dec 31 2000	Mar 31 2000
Primary capital	35,216	35,045	29,456
Supplementary capital	24,695	24,091	22,285
Less shares, etc.	-5,160	-5,020	-3,889
Expanded portion of capital base	912	883	827
CAPITAL BASE	**55,663**	**54,999**	**48,679**
Risk-weighted amount for credit risk	506,261	484,775	440,121
Risk-weighted amount for market risks	26,519	24,192	17,679
TOTAL RISK-WEIGHTED AMOUNT	**532,780**	**508,967**	**457,800**
Capital adequacy ratio, %	10.4	10.8	10.6
Primary capital ratio, %	6.6	6.9	6.4

As of March 31, 2001 the FöreningsSparbanken financial companies group included the Förenings-Sparbanken Group, Eskilstuna Rekarne Sparbank AB, Färs & Frosta Sparbank AB, FöreningsSparbanken Sjuhärad AB, FöreningsSparbanken Söderhamn AB, Bergslagens Sparbank AB, Aktia Sparbank Ab in Finland

and Sparebank 1 Gruppen in Norway. The Group's insurance companies are not included.

BUSINESS AREA DEVELOPMENT

SAVINGS

Customer savings in FöreningsSparbanken amounted to approximately SEK 514 billion (531) as of March 31, 2001.

Deposits rose during the quarter

Customer deposits rose to SEK 225 billion (211). Since the beginning of the year deposits have increased by a total of SEK 13.6 billion or slightly over 6 percent. Deposits in SEK rose by nearly 7 percent or just under SEK 12 billion to SEK 191.0 billion (179.1), while deposits in foreign currency rose by SEK 1.7 billion or slightly over 5 percent to SEK 33.9 billion (32.2).

SAVINGS AND INVESTMENTS, THE GROUP	Mar 31 2001	Dec 31 2000	Mar 31 2000
Deposits from the public			
Households, SEK	112.5	110.5	117.4
Other, SEK	78.5	68.6	74.0
Households, foreign currency	8.1	7.5	5.8
of which Hansapank	8.1	7.5	5.7
Other, foreign currency	25.8	24.7	16.6
of which Hansapank	9.9	9.1	5.7
TOTAL	**224.9**	**211.3**	**213.8**
Discretionary management	20.5	21.5	24.8
Fund management	257.7	287.9	307.0
Retail bonds, interest-bearing	3.0	3.1	6.2
Retail bonds, stock index	5.8	5.6	5.4
Unit-linked insurance	40.8	45.4	43.8
of which in own companies	- 38.7	- 43.5	- 43.0
TOTAL	**514.0**	**531.3**	**558.0**

Robur's share of net investments rose to 18 percent in first quarter

Net contributions to Robur's funds totalled approximately SEK 2 billion (4) in the first quarter, of which approximately SEK 1 billion (4) was insurance savings in Robur Försäkring. Robur's share of net investments in the fund market was 18 percent during the quarter. Its share of gross fund investments during the quarter was 24 percent.

FUND MANAGEMENT, ROBUR	Mar 31 2001	Dec 31 2000	Mar 31 2000
Assets under management (SEK bn)	258	288	307
Of which:			
Swedish equities, %	*31.0*	*34.0*	*33.2*
Foreign equities, %	*42.5*	*45.3*	*45.2*
Interest-bearing securities, %	*26.5*	*20.7*	*21.6*
Number of customers (thousands)	2 669	2 637	2 500
Insurance savings, Robur Försäkring			
Assets under management (SEK bn)	40	45	44
Number of policies (thousands)	535	498	408

Assets under management by Robur amounted to SEK 258 billion (288) as of March 31, 2001, a decrease of SEK 30.2 billion or 10.5 percent since the beginning of the year. Compared with March 31, 2000, assets under management have declined by SEK 49 billion or 16 percent. The decrease is due to falling prices on the world's stock markets. Robur's share of assets under management in the fund market was 32 percent as of December 31, 2000.

The subsidiary FöreningsSparbanken Kapitalförvaltning manages assets of SEK 34 billion (35), of which SEK 14 billion (13) is invested in Robur funds.

Unit-linked insurance

Sales (premiums paid) of unit-linked insurance amounted to SEK 2,747 M during the first quarter. Net contributions during the same period amounted to SEK 1,817 M. As of March 31, 2001 assets under management by Robur Försäkring amounted to approximately SEK 40 billion (45), a decrease of approximately SEK 5 billion or 11 percent since December 31, 2000.

On a moving 12-month basis Robur Försäkring had a market share for new unit-linked insurance policies of 24 percent as of year-end. Robur Försäkring had around 535,000 (408,000) policies as of March 31, 2001, in addition to around 1 million (950,000) group life insurance policyholders.

LENDING

The Group's net lending to the public and credit institutions other than banks and the National Debt Office, excluding repurchase agreements (repos), amounted to approximately SEK 625 billion (572) as of March 31, an increase of SEK 53 billion or 9 percent in the past year. Lending by Hansapank and FIH totalled approxi-

LENDING, THE GROUP, SEK BILLION	Mar 31 2001	Dec 31 2000	Mar 31 2000
Households	274.5	270.1	256.4
Of which Spintab	*214.5*	*210.1*	*200.1*
Of which Hansapank	*4.0*	*2.1*	*2.1*
Real estate management	135.9	131.1	132.3
Retail, hotels, restaurants	24.5	23.5	21.8
Construction	9.7	9.6	8.7
Manufacturing	48.6	43.7	39.6
Transportation	12.5	11.5	9.0
Forestry and agriculture	25.7	25.4	23.7
Other service businesses	15.3	15.6	12.2
Other business lending, incl. credit institutions	54.3	50.3	39.6
Municipalities *)	13.8	14.3	16.3
Other	10.6	12.8	12.4
SUBTOTAL	**625.4**	**607.9**	**572.0**
Repurchase agreements (repos)	40.1	28.6	25.9
TOTAL LENDING	**665.5**	**636.5**	**597.9**
Of which Hansapank	*16.7*	*15.3*	*10.5*
Of FIH	*70.2*	*61.4*	*47.7*

*) Not including municipal companies.

mately SEK 87 billion, compared with 58 billion as of March 31, 2000. Since December 31, 2000 lending has risen by approximately SEK 18 billion or 3 percent, of which approximately SEK 5 billion relates to local banks in Sweden, SEK 9 billion to FIH and SEK 1 billion to Hansapank.

Loans to the household sector amounted to approximately SEK 274 billion (270). Household lending rose by approximately SEK 4 billion or 2 percent during the first quarter, owing in its entirety to increased mortgage lending by Spintab.

During the first quarter Spintab continued to raise its lending volume, primarily loans to the public and agricultural loans arranged through the Swedish branch office network.

Exposure to telecom and IT companies

The Group's exposure to companies in the telecommunications industry amounted to SEK 8.3 billion as of March 31, 2001. The large part of the exposure to the telecommunications sector relates to large, well-known, financially strong Nordic companies. Exposure to the IT sector is marginal.

PAYMENTS

In the Payments business area, several high-profile card agreements were signed, including with the Swedish Football Association, Swedish Hockey League and Swedish Golf Union.

The cooperation with the Swedish Federation of Trade and Services is continuing. An agreement was signed on lower clearing fees for card transactions for local retailers that participate in a cash reduction project and/or sign on for the joint Allround card concept. The Allround concept gives member companies of the Federation access to a bonus and loyalty system via the jointly owned company Allround AB. In the future, the concept will be linked to FöreningsSparbanken's bank card.

Cards

FöreningsSparbanken's card operations reported continued growth. As of March 31, 2001 the Bank had approximately 2.5 million cards in issue, an increase of 123,000 or 5 percent compared with the previous year. Customers' card use continues to increase. The number of card transactions cleared rose to 48 million (36) during the first quarter, up 33 percent compared with the corresponding quarter of 2000.

e-billing

With e-billing, bills are sent directly to customers' online bank accounts, where they can safely and conveniently approve payment. During the first quarter 12 more companies signed on for the service, bringing the total to 68. Among the large companies added during the quarter was Statoil. Telia has begun a pilot project with e-bills and plans a market launch of the service in March. Agreements have been signed with another 32 companies that will offer e-billing in 2001.

Giro

The Bank's customers are increasingly switching from paper-based giro payments to an electronic, Internet-based giro system via FöreningsSparbanken by Internet. Paper-based giro transactions decreased by 4 percent, while Internet-based transactions rose by 62 percent.

RETAIL

Retail, FöreningsSparbanken's banking organization primarily for private clients and smaller and medium-size companies in the Swedish market, coordinates meeting places for customers, i.e. the physical branch office network and electronic meeting places such as FöreningsSparbanken by Internet and FöreningsSparbanken by Telephone. The branch network is organized into 107 local banks around the country. With its 579 branches, FöreningsSparbanken has the largest branch network of any Swedish bank.

Cooperation agreement with Posten creates a stronger branch and distribution network

FöreningsSparbanken has signed a cooperation agreement with Posten, the Sweden postal service. The agreement gives the Bank's customers, who already have access to Sweden's most extensive branch network, access to teller service at around 1,350 post offices as well as via 2,700 rural mailmen. By the summer the Bank's customers are expected to be able to use the postal service's distribution network for basic teller transactions.

Sale of third-party mutual funds will soon begin

FöreningsSparbanken has signed agreements with a number of third-party fund management companies. In the near future the Bank's customers will be offered 24 funds from seven different fund companies, in addition to Robur's range of funds. This is the first step in FöreningsSparbanken's strategy to open the value chain, i.e. to offer a broader range of products and services, including those of external suppliers, through the Bank's sales channels. Third-party funds have been selected based on high ratings and internationally recognized fund managers. In practical terms, this means that the third-party funds that are selected may complement as well as compete with Robur's own funds.

FöreningsSparbanken by Telephone

As of March 31, 2001 approximately 1,096,000 customers (896,000) had signed up for FöreningsSparbanken by Telephone with personal assistance, an increase of 200,000 or 22 percent from a year earlier. The number of telephone banking customers who use the self-service option was approximately 1.9 million (1.9).

The number of self-service visits to the telephone bank rose by 5 percent compared with the corresponding period of 2000. The number of visitors to the telephone bank using personal assistance rose by 7 percent during the first quarter compared with the corresponding period a year earlier.

ALLIANCES

Cooperation with independent savings bank and jointly owned banks

FöreningsSparbanken has entered an agreement with Sparbanken Nord on the sale of FöreningsSparbanken's branch operations in Jokkmokk effective May 1, 2001.

FöreningsSparbanken has also signed a letter of intent with Ivetofta Sparbank in Bromölla on the sale of FöreningsSparbanken's branches in Bromölla and Näsum. The change in ownership is scheduled to take place this year.

Denmark – increased holding in FIH

FöreningsSparbanken has acquired an additional 5 percent of the shares in FI-Holding, which in turn owns nearly 100 percent of FIH, now giving FöreningsSparbanken a total of 64.7 percent of the company.

FIH's operating profit for the first quarter of 2001 amounted to SEK 194 M (182). The return on equity was 13.3 percent (10.0). Lending amounted to SEK 70 billion (61) on March 31, 2001, with total assets of approximately SEK 92 billion (78).

Baltic states

FöreningsSparbanken owns 57.72 percent of Estonia's Hansapank. Hansapank reported an operating profit of SEK 242 M (179) in the first quarter of 2001. Its return on equity was 27.1 percent (25.5). Deposits from the bank's customers amounted to SEK 18 billion (17) as of March 31, while lending totalled SEK 17 billion (15). Total assets were approximately SEK 28 billion (26) as of the same date.

Norway

FöreningsSparbanken owns 25 percent of SpareBank 1 Gruppen. SpareBank 1 Gruppen's acquisition of VÅR-gruppen has been finalized. Following the merger, Sparebank 1 Gruppen, together with its Norwegian co-owner banks, is the fourth largest banking and financial group in Norway. Profit development was negative due to falling stock prices, which among other things affected profit in the group's insurance company.

Finland

FöreningsSparbanken owns approximately 25 percent of Aktia Sparbank in Finland. Aktia reported an operating profit of approximately SEK 98 M (92) in the first quarter of the year. The return on equity amounted to 21,4 percent (30,5). Deposits amounted to SEK 16 billion, while lending totalled SEK 18 billion kronor. Total assets as of March 31, 2001 amounted to SEK 29 billion (26).

E-BUSINESS

1,174,000 Internet banking users in the Group

As of March 31 the Group had 1,174,000 Internet banking users, compared with 720,000 one year ago.

Corporate customers' use of e-payroll growing quickly

The e-payroll list service introduced by FöreningsSparbanken by Internet in September 2000 allows businesses to administer their salary payments via the Internet bank. Since the start, 16,812 companies have signed agreements to add the service.

THE GROUP'S INTERNET BANKING SERVICES	Mar 31 2001	Dec 31 2000	Mar 21 2000
No. of customers in Sweden	832,000	749,000	487,000
Of whom private customers	*762,000*	*691,000*	*453,000*
Of whom business customers	*70,000*	*58,000*	*34,000*
Telephone bank via the Internet	65,000	65,000	100,000
No. of Baltic customers	277,000	214,000	133,000
TOTAL	**1,174,000**	**1,028,000**	**720,000**

Customers' Internet use continues to rise

The number of Internet payments rose compared with the first quarter of 2000, from 6.7 to 11.7 million. Of the giro payments during the quarter, 29 percent (21) were made online.

20 percent (22) of the total number of fund purchases and redemptions within the Group were made via the Internet as well.

NetTrade online equity trading

As of March 31 FöreningsSparbanken's online brokerage service, NetTrade, had approximately 48,000 customers, an increase of about 22,000 or 85 percent since March 31, 2000. During the quarter NetTrade accounted for 35 percent (28) of equity trades through FöreningsSparbanken's local banks.

Marakanda – e-commerce alliance with Telia

Marakanda is an e-commerce company jointly owned by Telia and FöreningsSparbanken. In addition to its position in the public sector, Marakanda hopes to develop operations for small and medium-size private companies. The company's system is already used by around 30 large companies and organizations.

Firstviewbank.com

Firstviewbank, which opened in February 2001, is FöreningsSparbanken's Internet bank in the Danish private market. Due to changes in market conditions for stand-alone Internet banks, the Bank has decided to postpone the marketing launch of Firstviewbank.

MERGER WITH SEB

On February 22 it was announced that the Boards of Directors of FöreningsSparbanken and SEB had decided to combine the two companies through a legal merger. The name of the new bank will be SEB Swedbank.

Complementary banks create customer value and growth opportunities

The merger, between two banks that complement each other well, creates Sweden's leading financial group with a stronger range of products and services for customers. FöreningsSparbanken has a well-established local presence and a prominent position throughout the country among private individuals and small and medium-size companies as well as organizations, municipalities and county councils. SEB's image is strong among large corporations and it is a leading bank in urban areas. It also has a leading position among financially active customers. Accessibility will improve for customers of both banks through, among other things, the expanded branch coverage in Sweden. The merger will make it possible to further develop a unified and competitive, extensive and locally based banking alternative with an improved range of products and services for private individuals, companies and institutions.

SEB Swedbank will be one of Europe's 25 largest banks

The new Group will have 35,000 employees, total assets of approximately SEK 2,000 billion and assets under management of SEK 1,300 billion. FöreningsSparbanken and SEB will merge as equals, creating one of the 25 largest banks in Europe in terms of market value.

The merger is expected to yield annual cost savings of SEK 2.5-3.0 billion, mainly at a central level, in IT and the product companies, and due to changes in the branch network. No employees will be terminated as a result of the merger. However, the number of employees is expected to be reduced by 2,000 during a three-year period through attrition and targeted retirement offers. The merger is expected to generate restructuring costs of approximately SEK 4 billion, which will be covered over time by payments from pension funds and the sale of branches to independent savings banks and jointly owned banks. Increases in income due to the merger is expected to, by a margin, exceed any losses in income the merger causes.

Preliminary timetable for the merger

The merger is contingent on, among other things, the approval of the extraordinary general meetings of the two banks and the necessary approval from the Government and the appropriate authorities, including the EU. Depending on whether the EU decides to simply review or thoroughly investigate the merger, a decision will be announced either in late June or in November.

Prior to the merger, integration planning will be led by an integration committee. A number of project teams, covering the entire new group, have been formed to plan the forthcoming integration.

The boards of both banks have unanimously recommended that shareholders vote in favour of the merger.

All preparation work of both a legal and practical nature is proceeding according to plans in every respect.

HIGHLIGHTS AFTER MARCH 31, 2001

Hansapank signs agreement to acquire LTB

Hansapank has signed an agreement to acquire 90 percent of Lithuania's second largest bank, the savings bank Lietuvos Taupomasis Bankas (LTB). The purchase price is equivalent to SEK 375 M. Following the transaction, Hansapank's current subsidiary in Lithuania, Hansabankas, will be merged with LTB. The acquisition now gives the Hansapank Group a strong position in all three Baltic states.

KEY RATIOS FOR THE GROUP	Jan-Mar 2001	Jan-Mar 2000	Full-year 2000
Return on equity, %	15.8	20.2	19.7
Return on total equity, %	0.83	1.04	1.04
Earnings per share *	2.57	2.91	12.10
Earnings per share after dilution **	2.57	2.91	12.08
Equity per share, SEK	63.58	56.58	66.22
I/C ratio before loan losses	1.68	1.80	1.76
I/C ratio after loan losses	1.52	1.62	1.63
C/I ratio before loan losses	0.60	0.56	0.57
C/I ratio after loan losses	0.66	0.62	0.61
Capital adequacy ratio, %	10.4	10.6	10.8
Primary capital ratio, %	6.6	6.4	6.9
Loan loss ratio, net, %	0.2	0.2	0.2
Share of doubtful claims, %	-0.1	0.1	0.0
Provision ratio for doubtful claims, %	113	90	105
No. of shares at beginning of period	527,808,843	527,808,843	527,808,843
No. of shares at end of period	527,808,843	527,808,843	527,808,843
* No. of shares in calculation	527,808,843	527,808,843	527,808,843
** No. of shares after dilution	528,589,633	527,808,843	528,697,422

Consolidated operational profit and loss account

SEK M	2001 Q1	2000 Q1	%	2000 Full-year
Interest receivable	13,797	12,583	10	52,560
Interest payable	-10,001	-9,239	8	-38,971
Net interest income	3,796	3,344	14	13,589
Dividends received	70	52	35	247
Commissions receivable	1,916	2,098	-9	8,377
Commissions payable	-397	-386	3	-1,593
Net commission income	1,519	1,712	-11	6,784
Net profit on financial operations	224	432	-48	1,694
Other operating income	246	192	28	1,689
TOTAL INCOME	**5,855**	**5,732**	**2**	**24,003**
General administrative expenses				
- Staff costs	-1,597	-1,530	4	-6,734
- Surplus insurance refund from SPP				286
- Other	-1,523	-1,291	18	-5,791
Depreciation and writedown of tangible fixed assets	-164	-153	7	-641
Amortization of goodwill	-163	-156	4	-630
Other operating expenses	-31	-97	-68	-209
TOTAL EXPENSES	**-3,478**	**-3,227**	**8**	**-13,719**
PROFIT BEFORE LOAN LOSSES	**2,377**	**2,505**	**-5**	**10,284**
Loan losses, net, including change in value of property taken over	-350	-350	0	-1,115
Share of profit of associated companies	-20	61		197
OPERATING PROFIT	**2,007**	**2,216**	**-9**	**9,366**
Appropriations	-2	-1	100	-5
Tax	-505	-563	-10	-2,476
Minority interest	-144	-114	26	-501
PROFIT FOR THE PERIOD	**1,356**	**1,538**	**-12**	**6,384**
* Of which deposit guarantee fees	-28	-140	-80	-553

PROFIT BY BUSINESS AREA SEK M January–March	Retail banking		Swedbank Markets		Asset Mgmt. incl. insurance		Nordic/baltic alliances		E-business		Other		The Group	
	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000	2001	2000
Income	3,404	3,277	679	824	837	913	810	656	65	68	60	-6	5,855	5,732
Internal sales commissions	475	616	-56	-134	-419	-482								
Expenses	-1,944	-1,933	-280	-328	-205	-171	-378	-304	-141	-68	-530	-423	-3,478	-3,227
PROFIT/LOSS BEFORE LOAN LOSSES	**1,935**	**1,960**	**343**	**362**	**213**	**260**	**432**	**352**	**-76**	**0**	**-470**	**- 429**	**2,377**	**2,505**
Loan losses	-280	- 302	0	0			-54	-45			-16	-3	-350	-350
Share of associated companies' profit	26	23					-20	28	-35		9	10	-20	61
OPERATING PROFIT/ LOSS	**1,681**	**1,681**	**343**	**362**	**213**	**260**	**358**	**335**	**-111**	**0**	**-477**	**-422**	**2,007**	**2,216**
(of which minority interests)	(2)						(160)							
Estimated share-holders' equity	19,311	17,063	5,241	4,179	1,862	2,095	5,818	4,421	0		2,025	2,677	34,257	30,435
Return on equity after tax	25.0	28.3	18.8	24.9	32.9	35.7	9.8	12.3	neg				15.8	20.2

The reported profit per business area includes both external and internal income and expenses. Internal sales commissions refer to market-based compensation paid to customer service units for brokered transactions. The Group's shareholders' equity has been distributed in relation to risk in each business area according to capital adequacy regulations plus the addition of unamortized goodwill. The return on equity for the business areas is calculated based on operating profit less minority interests and tax. The return on equity for the Group is calculated based on reported profit.

The Nordic/Baltic alliances and E-business are reported separately as business areas as of the fourth quarter of 2000. Comparative figures have been restated.

Retail Banking

Retail Banking comprises Local banks, Förenings-Sparbanken by Telephone, Spintab, FöreningsSparbanken Cards, FöreningsSparbanken Finans and jointly owned banks in Sweden.

Income rose by SEK 127 M or 4 percent primarily owing to lower fees for deposit guarantees and loan insurance. Internal sales commissions were adversely affected by the downturn in stock prices and lower volume of equity trading. Expenses and loan losses remained largely unchanged. Despite that operating profit remained at the same level as the previous year, the return on equity decreased from 28.3 percent to 25.0 percent due to the increase in shareholders' equity.

Swedbank Markets

Swedbank Markets comprises the Bank's capital market, international and large corporate customer operations, as well as securities brokerage and corporate finance. Income from equity and fixed income trading declined compared with the previous year, while currrency income developed positively. Expenses were affected by lower profit-related staff costs. Operating profit decreased slightly and the return on equity was 18.8 percent (24.9).

Asset Management

Asset Management comprises Robur, including Robur Försäkring, and the Group's discretionary asset management.

Due to declining stock prices, income from fund and insurance savings fell by SEK 76 M or 8 percent compared with the first quarter of 2000. Operating profit and the return on equity also declined.

Nordic/Baltic alliances

Nordic/Baltic alliances consist of FI-Holding, Hansapank and equity interests in Aktia and SpareBank 1 Gruppen.

The profit trend during the first quarter was positive owing to volume growth and the subsequent increase in income in the Baltic states, Denmark and Finland. In Norway, however, the profit trend was negative, mainly due to the downturn in the stock market.

The return on risk-weighted equity according to capital adequacy rules, plus unamortized goodwill, amounted to 9.8 percent (12.3).

E-business

E-business comprises FöreningsSparbanken by Internet, NetTrade, Firstviewbank in Denmark and the e-commerce company Marakanda.

Income during the first quarter consisted of full cost-based compensation from Retail Banking and Swedbank Markets. Expenses include SEK 59 M to establish Firstviewbank, the Danish Internet bank. The share of the profit of associated companies was affected adversely by the acquisition of Marakanda.

Other

Other comprises income and expenses that do not fall under any of the business areas as well as eliminations of internal income and expenses. This includes FöreningsSparbanken Fastighetsbyrå (real estate brokerage) and computer services for independent savings banks and jointly owned banks. Allocations to the Kopparmyntet profit-sharing fund are also reported here.

Quarterly profit trend by business area

SEK M	2001 Q1	2000 Q4	2000 Q3	2000 Q2	2000 Q1	1999 Q4	1999 Q3	1999 Q2
Retail Banking								
Income	3,404	3,320	3,281	3,212	3,277	3,253	2,947	2,848
Internal sales commissions	475	536	576	538	616	491	405	414
Expenses	-1,944	-2,136	-1,946	-1,953	-1,933	-2,020	-2,037	-2,174
Profit before loan losses	1,935	1,720	1,911	1,797	1,960	1,724	1,315	1,088
Loan losses	-280	-143	-163	-219	-302	-240	-98	-1
Share of profit of associated companies	26	8	15	24	23	-2	12	9
PROFIT AFTER LOAN LOSSES	**1,681**	**1,585**	**1,763**	**1,602**	**1,681**	**1,482**	**1,229**	**1,096**
Swedbank Markets								
Income	679	886	641	788	824	567	375	574
Internal sales commissions	-56	-76	-89	-51	-134	-85	-45	-71
Expenses	-280	-426	-274	-388	-328	-299	-230	-276
Profit before loan losses	343	384	278	349	362	183	100	227
Loan losses	0	0	0	0	0	-4	-2	-4
PROFIT AFTER LOAN LOSSES	**343**	**384**	**278**	**349**	**362**	**179**	**98**	**223**
Asset Management incl. insurance								
Income	837	921	919	917	913	804	677	624
Internal sales commissions	-419	-460	-487	-487	-482	-406	-360	-343
Expenses	-205	-237	-204	-181	-171	-216	-158	-159
Profit before loan losses	213	224	228	249	260	182	159	122
PROFIT AFTER LOAN LOSSES	**213**	**224**	**228**	**249**	**260**	**182**	**159**	**122**
Nordic/Baltic alliances								
Income	810	838	755	617	656	225		
Expenses	-378	-409	-348	-312	-304	-78		
Profit before loan losses	432	429	407	305	352	147		
Loan losses	-54	-71	-94	-62	-45	-24		
Share of profit of associated companies	-20	36	6	64	28	16	47	53
PROFIT AFTER LOAN LOSSES	**358**	**394**	**319**	**307**	**335**	**139**	**47**	**53**
E-business								
Income	65	63	64	61	68	54	43	45
Expenses	-141	-263	-178	-103	-68	-72	-60	-67
Profit before loan losses	-76	-200	-114	-42	0	-18	-17	-22
Share of profit of associated companies	-35	-42						
PROFIT AFTER LOAN LOSSES	**-111**	**-242**	**-114**	**-42**	**0**	**-18**	**-17**	**-22**
Other								
Income	60	-171	324	835	-6	-37	238	194
Expenses	-530	-796	-156	-182	-423	-320	-510	-519
Profit before loan losses	-470	-967	168	653	-429	-357	-272	-325
Loan losses	-16	-21	17	- 9	-3	-4	-4	3
Share of profit of associated companies	9	5	15	5	10	2	1	0
PROFIT AFTER LOAN LOSSES	**-477**	**-983**	**200**	**649**	**-422**	**-359**	**-275**	**-322**

Quarterly profit trend for the Group

SEK M	2001 Q1	2000 Q4	2000 Q3	2000 Q2	2000 Q1	1999 Q4	1999 Q3	1999 Q2
Net interest income *	3,796	3,460	3,496	3,289	3,344	3,052	2,711	2,717
Commissions, net	1,519	1,773	1,670	1,629	1,712	1,362	1,202	1,258
Financial operations, net	224	395	451	416	432	267	184	23
Other income	316	229	367	1,096	244	185	183	287
TOTAL INCOME	**5,855**	**5,857**	**5,984**	**6,430**	**5,732**	**4,866**	**4,280**	**4,285**
Staff costs	-1,484	-1,517	-1,410	-1,570	-1,468	-1,360	-1,449	-1,514
Profit-sharing fund	-113	-684	-14	-9	-62			-50
Surplus insurance refund from SPP		26		260				
Other expenses	-1,881	-2,092	-1,682	-1,800	-1,697	-1,645	-1,546	-1,631
TOTAL EXPENSES	**-3,478**	**-4,267**	**-3,106**	**-3,119**	**-3,227**	**-3,005**	**-2,995**	**-3,195**
PROFIT BEFORE LOAN LOSSES	**2,377**	**1,590**	**2,878**	**3,311**	**2,505**	**1,861**	**1,285**	**1,090**
Loan losses, incl. change in value of property taken over	-350	-235	-240	-290	-350	-272	-104	-2
Share of profit of associated companies	-20	7	36	93	61	16	60	62
OPERATING PROFIT	**2,007**	**1,362**	**2,674**	**3,114**	**2,216**	**1,605**	**1,241**	**1,150**
* Of which deposit guarantee fee	-28	-138	-137	-138	-140	-138	-138	-137

Profit and loss account

January–March SEK M		The Group 2001	2000	%	The Bank 2001	2000
Interest receivable		13,778	12,576	10	6,203	5,455
Interest payable		-10,000	-9,239	8	-4,319	-3,719
Net interest income	(Note 1)	3,778	3,337	13	1,884	1,736
Dividends received		69	52	33	69	57
Commissions receivable		1,682	1,883	-11	1,239	1,457
Commissions payable		-367	-351	5	-228	-220
Net commission income	(Note 2)	1,315	1,532	-14	1,011	1,237
Net profit on financial operations	(Note 3)	242	407	-41	227	319
Other operating income		244	186	31	177	172
TOTAL INCOME		**5,648**	**5,514**	**2**	**3,368**	**3,521**
General administrative expenses						
– Staff costs		-1,579	-1,517	4	-1,231	-1,292
– Other		-1,503	-1,274	18	-1,267	-1,049
Depreciation and writedown of tangible fixed assets		-162	-151	7	-107	-107
Amortization of goodwill		-163	-156	4	-25	-25
Other operating expenses		-15	-83	-81	-14	-61
TOTAL EXPENSES		**-3,422**	**-3,181**	**8**	**-2,644**	**-2,534**
PROFIT BEFORE LOAN LOSSES		**2,226**	**2,333**	**-5**	**724**	**987**
Loan losses, net	(Note 4)	-350	-350	0	-273	-264
Write-down of financial fixed assets						-105
Share of profit of associated companies		-20	61			
Operating profit in banking operations		1,856	2,044	-9	451	618
Operating profit in insurance operations		151	172	-12		
OPERATING PROFIT		**2,007**	**2,216**	**-9**		
Appropriations		-2	-1	100		
Tax		-505	-563	-10		
Minority interest		-144	-114	26		
PROFIT FOR THE PERIOD		**1,356**	**1,538**	**-12**		

Balance sheet

SEK M	The Group 31/3 2001	31/12 2000	31/3 2000	The Bank 31/3 2001	31/12 2000	31/3 2000
Loans to the public	650,248	629,737	581,248	224,816	219,031	201,608
Loans to credit institutions	156,475	130,196	126,572	167,723	149,699	152,310
Interest-bearing securities	56,567	59,296	58,747	56,659	59,649	53,641
- Financial fixed assets	1,992	2,182	5,849	1,527	1,705	5,996
- Financial current assets	54,575	57,114	52,898	55,132	57,944	47,645
Assets in insurance operations	41,715	45,505	46,276			
Other assets	74,510	64,705	62,697	77,441	70,141	62,838
TOTAL ASSETS	**979,515**	**929,439**	**875,540**	**526,639**	**498,520**	**470,397**
Deposits and borrowings from the public	247,798	247,438	228,258	226,905	229,348	215,041
Amounts owed to credit institutions	141,717	126,478	117,765	134,140	117,030	127,933
Debt securities in issue	402,466	379,620	364,407	58,745	56,191	44,049
Liabilities in the insurance operations	41,601	45,389	46,409			
Other liabilities	81,841	66,201	61,035	63,682	51,309	45,388
Subordinated liabilities	30,532	29,359	27,802	21,217	20,119	17,770
Shareholders' equity (note 6)	33,560	34,954	29,864	21,950	24,523	20,216
TOTAL LIABILITIES, PROVISIONS AND SHAREHOLDERS' EQUITY	**979,515**	**929,439**	**875,540**	**526,639**	**498,520**	**470,397**

NOTE 1, DEPOSIT GUARANTEE FEE

January–March	The Group 2001	2000	The Bank 2001	2000
Deposit guarantee fee charged to interest expenses	-28	-140	-27	-137

The charge is calculated based on account deposits as of December 31 of the year prior to the year in question and amounts to 0.1 percent (0.5).

NOTE 2, SPECIFICATION OF NET COMMISSION INCOME

January–March	The Group 2001	2000	The Bank 2001	2000
Payment processing commissions	576	494	478	429
Brokerage	142	302	119	283
Asset management	636	839	351	404
Other securities commissions	32	51	34	54
Other commissions receivable	296	197	257	287
TOTAL COMMISSIONS RECEIVABLE	**1,682**	**1,883**	**1,239**	**1,457**
Payment processing commissions	-212	-192	-189	-177
Securities commissions	-43	- 54	-31	-36
Other commissions payable	-112	-105	-8	-7
TOTAL COMMISSIONS PAYABLE	**-367**	**-351**	**-228**	**-220**
TOTAL COMMISSIONS, NET	**1,315**	**1,532**	**1,011**	**1,237**

NOTE 3, SPECIFICATION OF NET PROFIT ON FINANCIAL OPERATIONS

January–March	The Group 2001	2000	The Bank 2001	2000
Capital gains/losses				
Shares/participating interests	-202	279	-217	262
Interest-bearing securities	83	41	78	39
Other financial instruments	8	9	1	0
TOTAL	**-111**	**329**	**-138**	**301**
Unrealized changes in value				
Shares/participating interests	260	-92	278	-102
Interest-bearing securities	-44	96	-58	75
Other financial instruments	-69	-14	0	0
TOTAL	**147**	**-10**	**220**	**-27**
Change in exchange rates	206	88	145	45
TOTAL	**242**	**407**	**227**	**319**

NOTE 4. SPECIFICATION OF LOAN LOSSES, NET, AND CHANGE IN THE VALUE OF PROPERTY TAKEN OVER

January–March SEK M	The Group 2001	 2000	The Bank 2001	 2000
Claims assessed individually				
The period's write-down for established loan losses	257	476	131	245
Reversal of previous provisions for anticipated loan losses	-121	-301	-69	-161
The period's provisions for anticipated loan losses	435	406	276	271
Recoveries from previous years' established loan losses	-155	-124	-39	-39
Recovered provisions for anticipated loan losses	-92	-118	-53	-62
THE YEAR'S NET EXPENSE FOR INDIVIDUALLY ASSESSED CLAIMS	**324**	**339**	**246**	**254**
Claims assessed collectively				
The period's established loan losses	17	22	16	22
Recoveries from previous years' established loan losses	-4	-4	-3	-3
Allocations/withdrawals from loan loss reserve	0	-4	2	1
THE PERIOD'S NET EXPENSE FOR COLLECTIVELY ASSESSED CLAIMS	**13**	**14**	**15**	**20**
Contingent liabilities				
The period's net expense for discharged guarantees and other contingent liabilities	13	-3	12	-10
THE PERIOD'S NET LOAN LOSS EXPENSE	**350**	**350**	**273**	**264**
Change in the value of property taken over	0	0	0	0
TOTAL LOAN LOSSES, NET, AND CHANGE IN VALUE OF PROPERTY TAKEN OVER	**350**	**350**	**273**	**264**

NOTE 5. PROBLEM LOANS

	The Group			The Bank		
SEK M	**31/3 *2001***	**31/12 *2000***	**31/3 *2000***	**31/3 *2001***	**31/12 *2000***	**31/3 *2000***
Doubtful claims, gross	3,240	3,217	4,276	1,544	1,455	1,899
Provisions for anticipated loan losses	3,645	3,381	3,865	1,545	1,384	1,660
Doubtful claims, net	-405	-164	411	-1	71	239
Claims with interest concessions	137	147	195	39	40	54
Problem loans, net	-268	-17	606	38	111	293
Unsettled claims for which accrued interest has been entered as income	944	1,056	1,470	478	589	652
Property taken over to protect claims:						
- Buildings and land	5	4	13	3	3	12
- Shares and participations	18	19	14	7	7	6
- Other	1	0	0	1	0	0
Total	24	23	27	11	10	18
Doubtful claims as % of total lending	-0.1%	0.0%	0.1%	0.0%	0.0%	0.1%
Provision ratio for doubtful claims	113%	105%	90%	100%	95%	87%

The relationship between problem loans and provisions is affected by standard provisions in foreign subsidiaries.

NOTE 6: CHANGE IN SHAREHOLDERS' EQUITY

The Group

SEK M	2001 Jan–Mar	2000 Jan–Dec	2000 Jan–Mar
Opening balance	34,954	31,007	31,007
Dividend	-2,903	-2,639	-2,639
Warrant premium		120	
Translation difference	153	82	-42
Profit for the period	1,356	6,384	1,538
CLOSING BALANCE	**33,560**	**34,954**	**29,864**

The Bank

SEK M	2001 Jan–Mar	2000 Jan–Dec	2000 Jan–Mar
Opening balance	24,523	22,435	22,439
Dividend	-2,903	-2,639	-2,639
Warrant premium		120	
Group contributions		-86	
Tax reductions due to Group contributions		24	
Profit for the period	*330*	4,669	416
CLOSING BALANCE	**21,950**	**24,523**	**20,216**

Warrant program

In the spring of 2000 employees of FöreningsSparbanken and wholly owned Group companies as well as members of the boards of the local banks were offered the opportunity to buy warrants in FöreningsSparbanken. The 8,008,100 warrants hat were subscribed for can be converted to an equal number of shares in 2005.

DERIVATIVES

The Group uses derivatives in the normal course of business and for the purpose of hedging certain positions with regard to the value of equities, interest rates and currencies. The following specification is prepared in accordance with the directives of the Financial Supervisory Authority and includes all derivatives in the Group.

Generally, derivatives are reported at fair value. Exceptions are made for derivatives that are accounted for as hedges. The deviations between book and fair value reported below correspond to opposing deviations for other positions included in the portion of the Group's operations covered by hedge accounting.

SPECIFICATION OF GROUP DERIVATIVES AS OF MARCH 31, 2001

DERIVATIVES WITH POSITIVE FAIR VALUES OR NIL VALUE

	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	11,473	9,900	34,003	25,269	2,120	2,028	0	0
Derivatives not reported on the balance sheet	35		1,831					

DERIVATIVES WITH NEGATIVE FAIR VALUES

	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	13,389	12,037	16,323	17,901	1,433	1,313	0	0
Derivatives not reported on the balance sheet	7		14					

Statement of cash flows

January-March	The Group		The Bank	
SEK M	2001	2000	2001	2000
Liquid assets at beginning of period *	72,648	75,159	62,891	53,994
Operating activities				
Operating profit	2,007	2,216	451	617
Adjustments for non-cash items including taxes paid	574	522	-412	3,680
Increase/decrease in receivables from credit institutions	-11,745	-15,808	-4,886	-10,232
Increase/decrease in loans to the public	-12,945	4,184	-872	6,966
Increase in holdings of securities classified as current assets	-3,067	-337	-3,358	-4,063
Increase in deposits and borrowings from the public, including retail bonds	11,902	11,726	9,833	12,592
Increase/decrease in amounts owned to credit institutions	26,217	-7,401	29,096	8,323
Change in other assets and liabilities, net	-3,257	-1,306	-2,231	822
CASH FLOW FROM OPERATING ACTIVITIES	**9,686**	**-6,203**	**27,621**	**18,705**
Investing activities				
Purchase of fixed assets	-584	-794	-493	-105
Sale of fixed assets	270	15	180	18
CASH FLOW FROM INVESTING ACTIVITIES	**-314**	**-779**	**-313**	**-87**
Financing activities				
Issuance of interest-bearing securities	51,684	37,826	1,681	2,566
Redemption of interest-bearing securities	-43,799	-30,337	-148	-1,914
Increase in other funding	-7,748	2,367	-19,166	-2,437
CASH FLOW FROM FINANCING ACTIVITIES	**137**	**9,856**	**-17,633**	**-1,785**
CASH FLOW FOR THE PERIOD	**9,509**	**2,873**	**9,675**	**16,833**
Exchange rate differences in liquid assets	295	-122		
LIQUID ASSETS AT END OF PERIOD *	**82,452**	**77,911**	**72,566**	**70,827**
* Of which securities pledged for OM, etc.				
at beginning of period	8,981	4,657	8,981	4,657
at end of period	9,567	2,933	9,567	2,933

RATINGS, MARCH 2001

	S&P		Moody's			Fitch		R/I
	Short	Long	Short	Long	BFSR*	Short	Long	Long
FöreningsSparbanken	A-1	A	P-1	Aa3	B	F-1	A+	AA-
Spintab	A-1	-	P-1	Aa3	-	F-1+	AA-	-
Hansapank	A-2	BBB	P-2	Baa1	D+	-	-	-
FIH	-	-	P-1	A1	-	-	-	-

AUDITORS' REVIEW

This interim report has not been reviewed by the Bank's auditors.

Stockholm, April 27, 2001
FöreningsSparbanken AB (publ)



Birgitta Johansson-Hedberg
President and Chief Executive Officer

FINANCIAL INFORMATION

The Group's financial reports can be accessed on FöreningsSparbanken's home page at http://www. forenings-sparbanken.se/ir or at the nearest branch of FöreningsSparbanken.

Current financial information is also published in Sweden on TV4's text-TV, page 182. The next issue of the Swedish shareholder magazine Banktidningen will be published in September 2001.

FöreningsSparbanken will release earnings reports on the following dates in 2001:

Interim report January – June 2001	August 23
Interim report January – September 2001	October 23

FöreningsSparbanken AB (publ)

Organization No 502017 – 7753
The Company has its registered office in Stockholm
Visiting address: Brunkebergstorg 8
Postal address: S-105 34 Stockholm
Telephone: +46-8-5859 00 00
Fax: +46-8-796 80 92
Telex: General 12826 swedbnk s
www.foreningssparbanken.se

9418 2028 LT Layout/Marknadsgruppen/Federativ printing ab, Stockholm, April 2001

Interim report
January–June 2001

Stable profit trend for FöreningsSparbanken

Operating profit for the second quarter 2001 rose 17 percent compared with the first quarter.

FIRST SIX MONTHS 2001 IN BRIEF

- Operating profit amounted to SEK 4,360 M (5,330)
- Excluding capital gains and the insurance refund from Alecta last year, operating profit was unchanged
- The return on equity amounted to 16.2 percent (24.5)
- Net interest income rose by 13 percent to SEK 7,520 M (6,633)
- Net commission income decreased by 8 percent to SEK 3,068 M (3,341)
- Earnings per share amounted to SEK 5.31 (7.20)
- Robur's share of new mutual fund investments rose to 20 percent (13)
- The number of Internet banking customers in the Group amounts to approx. 1.3 million (0.8)
- Hansapank's acquisition of the Lithuanian bank LTB is finalized
- Human capital measurements in FöreningsSparbanken show very good results
- EU's review of the proposed merger with SEB is continuing during the autumn.

GROUP PROFIT

FöreningsSparbanken's profit trend is stable. The Group's operating profit for the first half of 2001 amounted to SEK 4,360 M (5,330). The first half of 2000 included capital gains of approximately SEK 700 M and a surplus insurance refund from Alecta (formerly SPP), which reduced expenses by SEK 260 M. Excluding the capital gains and insurance refund, operating profit for the first half of 2000 was SEK 4,370 M.

The return on equity during the period was 16.2 percent (24.5). Earnings per share amounted to SEK 5.31 (7.20).

Operating profit for the second quarter of 2001 amounted to SEK 2,353 M, an increase of SEK 346 M or 17 percent compared with the first quarter 2001. Operating profit for the second quarter 2000 amounted to SEK 3 114 M, excluding the capital gains and insurance refund, operating profit for the second quarter of 2000 amounted to SEK 2,154 M.

INCOME

The Group's total income for the first half of 2001 amounted to SEK 11,886 M (12,162). Income for the second quarter amounted to SEK 6,031 M (6,430).

Net interest income

During the first half of 2001, the Group's net interest income rose by SEK 887 M, or 13 percent to SEK 7,520 M (6,633), compared with the corresponding year-earlier period. The improvement is primarily due to an increase in FIH and Hansapank's net interest income of approximately SEK 400 M. Spintab's net interest income rose by approximately SEK 200 M, of which SEK 100 M relates to a refund of insurance fees for loan insurance. In addition, the state deposit guarantee fee, which is charged to net interest income, was reduced by SEK 232 M.

During the second quarter net interest income amounted to SEK 3,724 M (3,289), an improvement of SEK 435 M or 13 percent compared with the second quarter of 2000.

Net commission income

Net commission income for the first half of 2001 decreased by SEK 273 M or 8 percent to SEK 3,068 M (3,341). Due to the market's lower trading volume and lower stock prices, brokerage commissions declined by approximately SEK 230 M and asset management commmissions by approximately SEK 190 M. Net commission income from payment services continues to develop strongly, rising by approximately SEK 120 M compared with the first half of 2000.

Net commission income during the second quarter amounted to SEK 1,549 M. In the second quarter of 2000 net commission income was SEK 1,629 M. Compared with the first quarter of 2001, net commission income rose by SEK 30 M.

Net profit on financial operations

Net profit on financial operations amounted to SEK 621 M

(848) in the first six months of 2001. Profit from trading in equities and fixed income instruments declined, while income from currency operations developed positively, mainly at Swedbank Markets, though also in Hansapank.

Net profit on financial operations during the second quarter of the year amounted to SEK 397 M. In the second quarter of 2000 the corresponding profit was SEK 416 M. Compared with the first quarter of 2001, net profit on financial operations rose by 77 percent, from SEK 224 M to SEK 397 M, primarily due to the positive development of the currency operations.

Other income

Other income amounted to SEK 544 M (1,104) during the first half of 2001. The second quarter of 2000 included capital gains of approximately SEK 700 M from FöreningsSparbanken sale of its shareholdings in Bank Handlowy and Svensk Exportkredit AB.

EXPENSES

Expenses for the first half-year amounted to SEK 6,883 M (6,346). Expenses for the second quarter of 2001 amounted to SEK 3,405 M, compared with SEK 3,119 M in the corresponding period last year. In the second quarter of 2000 the Group reported a surplus insurance refund from Alecta, which reduced expenses by SEK 260 M.

Compared with the first quarter of 2001, the second quarter's expenses decreased by slightly over 2 percent or SEK 73 M, from SEK 3,478 M to SEK 3,405 M.

Expenses for the Swedish operations in the first half-year, excluding allocations to the Kopparmyntet profit-sharing fund and insurance refund from Alecta, decreased by SEK 79 M or by 1 percent to SEK 5,837 (5,916).

Staff costs

Staff costs for the first half of 2001 amounted to SEK 3,208 M (3,109). Profit was charged with SEK 212 M (71) for profit sharing expenses in the Group.

CHANGE IN THE NUMBER OF FULL-TIME POSITIONS
Number of employees in the Group in terms of full-time positions.

	Jun 30 2001	Mar 31 2001	Dec 31 2000	Jun 30 2000
Permanent employees	9,194	9,201	9,106	9,038
Temporary employees	493	527	574	704
SUBTOTAL	**9,687**	**9,728**	**9,680**	**9,742**
Hansapank*	6,309	3,190	3,180	3,078
FIH	143	139	142	139
TOTAL	**16,139**	**13,057**	**13,002**	**12,959**

* The increase in Hansapank is due to the acquisition of LTB during the second quarter of 2001.

IT expenses

During the first half of 2001 the Group's total IT expenses, after deducting IT-related income from jointly owned banks and independent savings banks, amounted to SEK 1,303 M (1,119). The corresponding expenses for the first quarter of 2001 were SEK 683 M, which decreased to SEK 620 M in the second quarter.

In the fourth quarter of 2000 the Bank decided to make certain web modifications to its internal systems and expand its range of online services. Extensive development work was carried out during the first half year, which resulted in a number of significant functional and efficiency improvements.

Development activity in the IT area will be lower during the second half of 2001 than the first.

Other expenses

Expenses during the second quarter directly attributable to the planned merger with SEB, excluding staff and IT expenses, amounted to approximately SEK 50 M.

Loan losses

The loan loss level for the first half of 2001 was 0.2 percent (0.2). Loan losses amounted to SEK 645 M (640), of which FIH and Hansapank accounted for SEK 51 M (107). A specification of loan losses and problem loans is provided in Notes 4 and 5.

Tax expense 27 percent

The tax expense amounted to SEK 1,166 M (1,284) for the first half year, or an effective tax rate of 27 percent (24). The lower tax rate is primarily due to a larger share of tax-exempt income.

INTEREST RATE RISK

An increase in market interest rates of one percentage point as of June 30, 2001 would have reduced the value of the Group's interest-bearing assets and liabilities, including derivatives, by approximately SEK 864 M (683). The decrease in value for positions in SEK would have amounted to SEK 636 M (485) and for positions in foreign currency SEK 228 M (198). The Group's interest rate risk in foreign currency is primarily in the foreign subsidiaries FIH and Hansapank.

An interest rate increase of one percentage point would have reduced the Group's net profit on financial operations by approximately SEK 149 M (286) as of June 30, 2001. The Group also holds positions in inflation-indexed instruments, denominated in SEK which a one-percent increase in real interest rates would have reduced in value by approximately SEK 40 M (36) as of June 30, 2001, of which approximately SEK 13 M (2) would affect reported net profit on financial operations.

CAPITAL ADEQUACY RATIO 10.6 PERCENT

On June 30, 2001 the capital adequacy ratio, which is calculated for the financial companies group, amounted to 10.6 percent (10.8), of which the primary capital ratio was 6.8 percent (6.9). Market risks as a share of the total capital adequacy ratio amounted to 0.6 percentage points (0,5).

The risk-weighted amount for credit risks rose to SEK 514 billion (485). The increase is primarily attributable to higher lending by Spintab, FIH and Hansapank.

The risk-weighted amount for market risks rose by SEK 8 billion to SEK 32 billion. The increase is primarily due to increased lending in euro by Hansapank, increased holdings of and change in maturity structures of interest-bearing securities in FIH and substantially higher market values for currency-related derivatives in Swedbank Markets' operations due to falling exchange rates for the Swedish krona.

SPECIFICATION OF CAPITAL ADEQUACY

SEK M	Jun 30 2001	Dec 31 2000	Jun 30 2000
Primary capital	37,346	35,045	32,022
Supplementary capital	25,679	24,091	24,278
Less shares, etc.	- 5,292	- 5,020	- 3,074
Expanded portion of capital base	230	883	844
CAPITAL BASE	**57,963**	**54,999**	**54,070**
Risk-weighted amount for credit risks	514,206	484,775	449,594
Risk-weighted amount for market risks	32,197	24,192	18,742
TOTAL RISK-WEIGHTED AMOUNT	**546,403**	**508,967**	**468,336**
Capital adequacy ratio, %	10.6	10.8	11.6
Primary capital ratio, %	6.8	6.9	6.8

Profit for each period is included in the capital bas

As of June 30, 2001 the FöreningsSparbanken financial companies group included the FöreningsSparbanken Group, Eskilstuna Rekarne Sparbank AB, Färs & Frosta Sparbank AB, FöreningsSpabanken Sjuhärad AB FöreningsSparbanken Söderhamn AB, Bergslagens Sparbank AB, Vimmerby Sparbank AB, Aktia Sparbank Ab in Finland and Sparebank 1 Gruppen in Norway. The Group's insurance companies are not included.

BUSINESS AREA DEVELOPMENT

SAVINGS

Customers' savings in FöreningsSparbanken amounted to approximately SEK 540 billion (531) as of June 30, 2001.

Deposits have risen by 9 percent since the beginning of the year

Customers' deposits have risen to slightly over SEK 230 billion (211). Since the beginning of the year deposits have increased by a total of SEK 19 billion or slightly over 9 percent. Deposits in SEK remained largely unchanged at approximately SEK 184 billion (179), while deposits in foreign currency rose by SEK 15 billion or approximately 46 percent to SEK 47 billion (32). Hansapank's newly acquired subsidiary LTB accounts for SEK 8 billion of the increased deposits in foreign currency.

SAVINGS AND INVESTMENTS, THE GROUP

SEK billion	Jun 30 2001	Dec 31 2000	Jun 30 2000
Deposits from the public			
Households, SEK	113.8	110.5	114.8
Other, SEK	69.8	68.6	69.7
Households, foreign currency	13.0	7.5	6.9
Of which Hansapank	*12.9*	*7.5*	*6.9*
Other, foreign currency	33.9	24.7	17.5
Of which Hansapank	*15.8*	*9.1*	*6.8*
SUBTOTAL	**230.5**	**211.3**	**208.9**
Discretionary management	19.4	21.5	23.0
Fund management	280.0	287.9	293.0
Retail bonds, interest-bearing	3.1	3.1	4.0
Retail bonds, stock index	5.4	5.6	5.5
Unit-linked insurance	45.7	45.4	45.3
Of which in own companies	*- 43.7*	*- 43.5*	*- 44.5*
TOTAL	**540.4**	**531.3**	**535.2**

Robur's share of net investments rose to approximately 20 percent during the first half year

Net contributions to Robur's funds during the first six months of 2001 totaled approximately SEK 8.1 billion, against SEK 5.1 billion in the corresponding year-earlier period. Approximately SEK 3.6 billion (6.4) was insurance savings in Robur Försäkring. Robur's share of net investments in the mutual fund market rose to 20 percent during the first half year, compared with 13 percent in the first half of 2000.

FUND MANAGEMENT, ROBUR

	Jun 30 2001	Dec 31 2000	Jun 30 2000
Assets under management (SEK bn)	280	288	293
Of which:			
Swedish equities, %	*34.0*	*34.0*	*32.5*
Foreign equities, %	*43.6*	*45.3*	*46.9*
Interest-bearing securities, %	*22.4*	*20.7*	*20.6*
Number of customers (thousands)	2,690	2,637	2,550
Insurance savings, Robur Försäkring			
Assets under management (SEK bn)	44	44	45
Number of policies (thousands)	599	498	438

Assets under management by Robur amounted to SEK 280 billion (288) as of June 30, 2001. The fact that assets under management decreased in spite of higher net contributions is due to declining prices on the world's stock markets, which has reduced the value of the funds' investments. Robur's share of assets under management in the fund market was 30 percent as of June 30, 2001.

The subsidiary FöreningsSparbanken Kapitalförvaltning manages assets of SEK 34 billion (35), of which SEK 14 billion (13) is invested in Robur funds.

Unit-linked insurance

Sales (premiums paid) of unit-linked insurance amounted to SEK 5.7 billion during the first six months of 2001. Net contributions during the same period amounted to SEK 3.9 billion. As of June 30, 2001 assets under mana-

gement by Robur Försäkring amounted to approximately SEK 44.1 billion (43.9), an increase of approximately SEK 0.2 billion since December 31, 2000.

On a moving 12-month basis Robur Försäkring had a market share for new unit-linked insurance policies of 21 percent as of June 30, 2001. Robur Försäkring had approximately 599,000 (498,000) policies as of June 30, in addition to around 1 million (950,000) group life insurance policies.

Fund management's performance

Development was weak on the Nordic stock markets during the first half-year. For example, the Stockholm Stock Exchange's General Index fell by slightly over 10 percent. The performance of Robur's broad-based funds that invest in these regions was relatively good, however, exceeding the index by a few percentage points.

In absolute terms, Robur's largest funds, Allemansfonderna ("Public Savings Funds") and Kapitalinvest, both of which invest in Swedish and international equities, outperformed funds that strictly focus on Sweden. The price of these funds fell by approximately 5 percent during the first six months of the year.

The highest returns were generated by funds with a relatively large dependence on commodities, for example, the Russia Fund, which rose by 58 percent; the Commodities Fund, which rose by 13 percent; and the Forestry Fund, which rose by 9 percent.

Robur's balanced funds, which invest in both equities and fixed income instruments, declined by 2 to 3 percent in value during the period. The decline, which was due to falling stock prices, was limited by their fixed income investments.

Rising market interest rates have negatively affected the return on fixed income funds. The return on an annual basis for Robur's short-term fixed income funds was approximately 3.5 percent and for its long-term fixed income funds between 1.5 and 2 percent, exceeding the index by 0.5-1.0 percentage points.

LENDING

The Group's net lending to the public and credit institutions other than banks and the National Debt Office, excluding repurchase agreements (repos), amounted to approximately SEK 640 billion (608) as of June 30, an increase of SEK 32 billion or 5 percent since the beginning of the year. Lending by Hansapank and FIH totaled approximately SEK 91 billion, compared with SEK 77 billion at year-end 2000. Since June 30, 2000 lending has risen by approximately SEK 61 billion or 11 percent.

Loans to the household sector amounted to approximately SEK 282 billion (270). Household lending rose by approximately SEK 12 billion or 4 percent during the first half year, of which slightly over 80 percent represents increased mortgage lending by Spintab.

Spintab continued to raise its lending during the second quarter. The increase primarily relates to private and agricultural loans arranged through the Swedish branch office network.

Continued low exposure to telecom and IT companies

The Group's exposure to companies in the IT and telecommunications industries amounted to SEK 7.9 billion as of June 30, 2001, compared with SEK 8.3 billion on December 31, 2000. The large part of the exposure relates to the telecommunications sector and to large, well-known, financially strong Nordic companies.

LENDING, THE GROUP, SEK BILLION	Jun 30 2001	Dec 31 2000	Jun 30 2000
Households	281.7	270.1	260.9
Of which Spintab Group	*219.6*	*210.1*	*203.3*
Real estate management	135.0	131.1	129.5
Retail, hotels, restaurants	25.1	23.5	21.9
Construction	10.5	9.6	9.3
Manufacturing	49.4	43.7	40.8
Transportation	13.7	11.5	9.6
Forestry and agriculture	26.5	25.4	24.2
Other service businesses	15.5	15.6	13.4
Other business lending, incl. credit institutions	59.3	50.3	40.2
Municipalities *)	13.5	14.3	15.0
Other	10.3	12.8	14.6
SUBTOTAL	**640.5**	**607.9**	**579.4**
Repurchase agreements (repos)	25.6	28.6	27.5
TOTAL	**666.1**	**636.5**	**606.9**
Of which Hansapank	*20.0*	*15.3*	*11.8*
Of which FIH	*71.4*	*61.4*	*49.6*

*) Not including municipal companies.

PAYMENTS

Customers' card use continues to rise

FöreningsSparbanken's card operations reported continued growth. As of June 30, the Bank had approximately 2.5 million cards in issue, an increase of around 70,000 or 3 percent compared with December 31, 2000. Customers' card use continues to rise. The number of card transactions cleared climbed to 105 million (79) during the first half year, up 33 percent from the corresponding period of 2000.

e-billing

With e-billing, bills are sent directly to customers' online bank accounts, where they can safely and conveniently approve payment. During the second quarter, 11 more companies signed on for the service, bringing the total to 79. Telia's market launch of e-billing has begun and is developing well. Agreements have been signed with a further 25 companies that will offer e-billing to their customers.

Giro

The Bank's customers are increasingly switching from paper-based giro payments to an electronic, Internet-based giro system via FöreningsSparbanken by Internet. The share of Internet-based giro transactions rose to 30 percent from 22 percent in the first half of 2000.

LOCAL BANKS

For the Swedish market, the branch network is organized into 95 local banks around the country. With its 557 branches, FöreningsSparbanken has the largest network of any Swedish bank. The cooperation with the jointly owned and independent savings banks adds another 333 branches. The branch network is complemented by 274 in-store banking locations.

Human capital measurements show very good results

With the help of continuous measurements of its human capital, FöreningsSparbanken is pursuing its development by drawing attention to key success factors. The most recent measurements of the Bank's aggregate human capital, i.e. the overall measure of how employees feel about their situation in the Bank, both in a personal sense and in terms of the opportunities they have to create value-added for customers, are in line with the best ever recorded by local banks in Sweden. This is especially positive since local banks that consistently maintain a high human capital also generate greater value-added for customers (so-called market capital), which in turn leads to higher profitability.

Posten's office and distribution network now available to the Bank's customers

As of July 1, customers of FöreningsSparbanken and its affiliated savings banks have access to teller services at Posten, the Swedish postal service. The banks' customers can now receive help with certain teller transactions at approximately 1,350 post offices and through approximately 2,700 rural mailmen.

Through the cooperation with Posten, customers are offered improved service with, among other things, greater accessibility and longer banking hours. They are now able to deposit money in and withdraw money from their accounts and pay bills via Posten.

FöreningsSparbanken by Telephone

As of June 30, 2001 approximately 1,150,000 customers (950,000) had signed up for FöreningsSparbanken by Telephone with personal assistance, an increase of 200,000 or 21 percent compared with a year earlier. The number of telephone banking customers who use the self-service option was approximately 2.0 million (1.9). The number of self-service visits to the telephone bank decreased by 4 percent compared with the corresponding period a year earlier. The number of visitors to the telephone bank using personal assistance rose marginally during the first half year compared with the corresponding period of 2000.

SWEDBANK MARKETS

Swedbank Markets is the Bank's Investment and Merchant Banking unit and is responsible for institutional and large corporate customers. The business area offers trading in securities and derivatives in the equity, fixed income and currency markets as well as financing solutions and professional analysis and advice. The analysis unit issues a steady stream of analyses on around 150 Nordic companies.

Swedbank Markets' result was well in line with the previous year thanks to fixed income and currency trading operations, which posted its best half year ever while at the same time maintaining or raising its overall market shares.

Corporate Finance has participated in a number of market transactions, including both new issues and corporate acquisitions.

For individual investors, Swedbank Markets offers stock trading and broad-market products primarily through FöreningsSparbanken's local banks, the independent savings banks, jointly owned banks, FöreningsSparbanken by Internet and FöreningsSparbanken by Telephone. During the spring Swedbank Markets launched a totally new service for individual investors – Aktiebevis – which allows them to invest in changes in stock values without purchasing individual shares and at the same time spread their risks across a number of listed Swedish stocks, all in a single purchase.

As of June 30, NetTrade – the Bank's online brokerage service – had nearly 50,000 customers, an increase of 57 percent compared with June 30, 2000. NetTrade accounted for 34 (27) percent of retail stock-trades in local banks.

ALLIANCES

Cooperation with independent savings banks and jointly owned banks.

In June the Swedish Competition Authority renewed the exception to the Unfair Competition Act for the FöreningsSparbanken Group's cooperation with the independent savings banks and jointly owned banks in Sweden. The exception extends until June 2005.

Denmark

FöreningsSparbanken owns 65 percent of FI-Holding, which in turn owns nearly 100 percent of FIH.

FIH's operating profit for the first six months of 2001 amounted to SEK 485 M (378). Its return on equity was 11.7 percent (10.8). Lending amounted to SEK 71 billion (61) on June 30, 2001, with total assets of approximately SEK 95 billion (78).

Baltic states

FöreningsSparbanken owns 58 percent of Estonia's

Hansapank, which reported an operating profit of SEK 549 M (326) in the first six months of 2001. Its return on equity was 29.0 percent (23.6). Deposits from the bank's customers amounted to SEK 29 billion (17) as of June 30, while lending totaled SEK 26 billion (15). Total assets were approximately SEK 41 billion (26) on the same date.

Since 1 June 2001 Lietuvos Taupomasis Bankas (LTB) is included in the Hansapank Group. Hansapank's reported result has been marginally affected. LTB's total assets amount to SEK 9 billion.

Norway

FöreningsSparbanken owns 25 percent of SpareBank 1 Gruppen.

Sparebank 1 Gruppen, together with its Norwegian co-owner banks, is the fourth largest banking and financial group in Norway. Its operating loss amounted to SEK - 172 M. Development in Sparebank's insurance companies was affected negatively by falling stock prices. Amortization of goodwill related to the previous year's acquisition of VÅR-gruppen had a negative effect on Sparebank's result.

Finland

FöreningsSparbanken owns 25 percent of Aktia Sparbank in Finland. Aktia reported an operating profit of approximately SEK 168 M (202) in the first six months of 2001. Its return on equity was 16.9 percent (31.4). Deposits amounted to SEK 17 billion, while lending totaled SEK 19 billion. Total assets as of June 30, 2001 amounted to SEK 29 billion (26).

E-BUSINESS

THE GROUP'S INTERNET BANKING SERVICES	Jun 30 2001	Dec 31 2000	Jun 30 2000
No. of customers in Sweden	900,000	749,000	546,000
Of whom private customers	*823,000*	*691,000*	*506,000*
Of whom business customers	*77,000*	*58,000*	*40,000*
Telephone bank via the Internet	65,000	65,000	75,000
No. of Baltic customers	315,000	214,000	140,000
TOTAL NUMBER OF CUSTOMERS	**1,280,000**	**1,028,000**	**761,000**

Customers' Internet use continues to rise

The number of Internet payments rose compared with the first half of 2000, from 14 million to 24 million. Of the giro payments during the first six months, 30 percent (22) were made online. Twenty percent (20) of the total number of mutual fund purchases and redemptions within the Group were made via the Internet as well.

Business customers' use of e-payrolls growing quickly

The e-payroll service introduced by FöreningsSparbanken by Internet in September 2000 allows businesses to administer their salary payments via the Internet bank. Since the start, 19,738 companies have signed agreements to add the service, an increase of approximately 3,000 in the last quarter.

OTHER

FöreningsSparbanken opens office in Shanghai

On May 28 FöreningsSparbanken officially opened a representative office in Shanghai, through which it will offer financial services to Swedish companies and their Chinese business partners in the area. Approximately 150 Swedish companies are represented in Shanghai and its neighbouring provinces.

Accounting change

The interim report has been prepared in accordance with the Swedish Financial Accounting Standards Council's recommendation RR20 and follows the same accounting principles as in the most recent annual report, with the exceptions that comply with the Swedish Financial Supervisory Authority's amended principles for insurance companies, which means a simplified way of consolidating insurance companies.

As of 2001 an operational profit and loss account has been introduced. The operational profit and loss account comprises the same legal entities and follows the same accounting principles as the legal profit and loss account, except that the items related to the insurance operations are integrated into the income and expenses of other operations. The descriptions in the running text of this interim report are based on the operational profit and loss account, unless indicated otherwise. The business area review is also based on the operational accounts.

THE PROPOSED MERGER WITH SEB

On February 22 it was announced that the Boards of Directors of FöreningsSparbanken and SEB had decided to propose that the two companies combine through a legal merger. The proposed name of the new bank is SEB Swedbank. On May 31 the Boards of the two banks approved the legal merger plan.

The merger is contingent on, among other things, the approval of the extraordinary general meetings of the two banks and the necessary approval from the Government and the appropriate authorities, including the SEB Commission. On July 12 the Commission announced that it had decided to open an in-depth investigation into the proposed merger. This means that the Commission's final decision will be issued in November.

To give shareholders as complete and comprehensive basis as possible from which to form an opinion on the proposed merger, the Boards of the two banks have decided to reschedule the extraordinary general meetings in the fourth quarter.

Prior to the merger, integration planning will be led by an integration committee. Nineteen project teams, covering the entire new group, have been formed to plan the forthcoming integration.

All preparation work of both a legal and practical nature is progressing according to plan in every respect.

KEY RATIOS FOR FÖRENINGSSPARBANKEN, THE GROUP	Jan-Jun 2001	Jan-Jun 2000	Full-year 2000
Return on equity, %	16.2	24.5	19.7
Return on total equity, %	0.90	1.24	1.04
Earnings per share *	5.31	7.20	12.10
Earnings per share after dilution **	5.30	7.19	12.08
Equity per share *, SEK	66.40	61.07	66.22
I/C ratio before loan losses	1.73	1.94	1.76
I/C ratio after loan losses	1.58	1.76	1.63
C/I ratio before loan losses	0.58	0.52	0.57
C/I ratio after loan losses	0.63	0.57	0.61
Capital adequacy ratio, %	10.6	11.6	10.8
Primary capital ratio, %	6.8	6.8	6.9
Loan loss ratio, net, %	0.2	0.2	0.2
Share of doubtful claims, %	0.0	0.0	0.0
Provision ratio for doubtful claims, %	106	99	105
No. of shares at beginning of period	527,808,843	527,808,843	527,808,843
No. of shares at end of period	527,808,843	527,808,843	527,808,843
Avg. no. of shares during the period	527,808,843	527,808,843	527,808,843
* No. of shares in calculation	527,808,843	527,808,843	527,808,843
** No. of shares after dilution	528,910,910	528,742,564	528,697,422

Operational profit and loss account, the Group

SEK M	Jan-Jun 2001	Jan-Jun 2000	%	Q2 2001	Q2 2000	%	Full-year 2000
Interest receivable	28,529	25,132	14	14,732	12,549	17	52,560
Interest payable	- 21,009	- 18,499	14	- 11,008	- 9,260	19	- 38,971
Net interest income	7,520	6,633	13	3,724	3,289	13	13,589
Dividends received	133	236	- 44	63	184	- 66	247
Commissions receivable	3,863	4,146	- 7	1,947	2,048	- 5	8,377
Commissions payable	- 795	- 805	- 1	- 398	- 419	- 5	- 1,593
Net commission income	3,068	3,341	- 8	1,549	1,629	- 5	6,784
Net profit on financial operations	621	848	- 27	397	416	- 5	1,694
Other operating income	544	1,104	- 51	298	912	- 67	1,689
TOTAL INCOME	**11,886**	**12,162**	**- 2**	**6,031**	**6,430**	**- 6**	**24,003**
General administrative expenses							
– Staff costs	- 3,208	- 3,109	3	- 1,611	- 1,579	2	- 6,734
– Surplus insurance refund from Alecta		260			260		286
– Other	- 3,007	- 2,878	4	- 1,453	- 1,490	- 2	- 6,000
Depreciation and writedown of tangible fixed assets	- 337	- 308	9	- 173	- 155	12	- 641
Amortization of goodwill	- 331	- 311	6	- 168	- 155	8	- 630
TOTAL EXPENSES	**- 6,883**	**- 6,346**	**8**	**- 3,405**	**- 3,119**	**9**	**- 13,719**
PROFIT BEFORE LOAN LOSSES	**5,003**	**5,816**	**- 14**	**2,626**	**3,311**	**- 21**	**10,284**
Loan losses, net, including change in value of property taken over	- 645	- 640	1	- 295	- 290	2	- 1,115
Share of profit of associated companies	2	154	- 99	22	93	- 76	197
OPERATING PROFIT	**4,360**	**5,330**	**-18**	**2,353**	**3,114**	**-24**	**9,366**
Appropriations	- 56	- 15		- 54	- 14		- 5
Tax	- 1,166	- 1 284	- 9	- 661	- 721	- 8	- 2,476
Minority interest	- 334	- 231	45	- 190	- 117	62	- 501
PROFIT FOR THE PERIOD	**2,804**	**3,800**	**-26**	**1,448**	**2,262**	**-36**	**6,384**

* Of which deposit guarantee fees	- 46	- 278	- 83	- 18	- 138	- 87	- 553

PROFIT BY BUSINESS AREA SEK M January–June	Retail banking 2001	Retail banking 2000	Swedbank Markets 2001	Swedbank Markets 2000	Asset Mgmt. incl. insurance 2001	Asset Mgmt. incl. insurance 2000	Nordic/baltic alliances 2001	Nordic/baltic alliances 2000	E-business 2001	E-business 2000	Other 2001	Other 2000	The Group 2001	The Group 2000
Income	6,819	6,489	1,446	1,612	1,643	1,830	1,806	1,273	89	129	83	829	11,886	12,162
Internal sales commissions	953	1,154	- 104	- 185	- 849	- 969								
Expenses	- 3,999	- 3,886	- 597	- 716	- 428	- 352	- 832	- 616	- 248	-171	- 779	- 605	- 6,883	- 6,346
PROFIT/LOSS BEFORE LOAN LOSSES	**3,773**	**3,757**	**745**	**711**	**366**	**509**	**974**	**657**	**- 159**	**- 42**	**- 696**	**224**	**5,003**	**5,816**
Loan losses	- 546	- 521	0	0			- 51	- 107			- 48	- 12	- 645	- 640
Share of associated companies' profit	48	47					6	92	-69		17	15	2	154
OPERATING PROFIT/LOSS	**3,275**	**3,283**	**745**	**711**	**366**	**509**	**929**	**642**	**- 228**	**- 42**	**- 727**	**227**	**4,360**	**5,330**
(of which minority interests)	*(3)*	*(4)*					*(382)*	*(283)*						
Estimated share-holders' equity	19,430	18,058	5,283	4,436	1,803	2,040	5,916	4,556	0	0	2,089	1,904	34,521	30,994
Return on equity after tax, %	24.2	26.1	20.3	23.1	29.2	35.9	13.3	11.3	neg	neg			16.2	24.5

The reported profit per business area includes both external and internal income and expenses. Internal sales commissions refer to market-based compensation paid to customer service units for brokered transactions. The Group's shareholders' equity has been distributed in relation to risk in each business area according to capital adequacy regulations plus the addition of unamortized goodwill. The return on equity for the business areas is calculated based on operating profit less minority interests and tax. The return on equity for the Group is calculated based on reported profit.

The Nordic/Baltic alliances and E-business are reported separately as business areas as of the fourth quarter of 2000. Comparative figures have been restated.

Retail Banking

Retail Banking comprises Local banks, FöreningsSparbanken by Telephone, Spintab, FöreningsSparbanken Cards, FöreningsSparbanken Finans and jointly owned banks in Sweden.

Income rose by SEK 129 M or 2 percent primarily owing to lower fees for deposit guarantees and loan insurance. Internal sales commissions were adversely affected by the downturn in stock prices and lower volume of equity trading. Expenses and loan losses rose slightly. Despite that operating profit remained at the same level as the previous year, the return on equity decreased from 26.1 percent to 24.2 percent due to the increase in shareholders' equity.

Swedbank Markets

Swedbank Markets is responsible for the Bank's Investment and Merchant Banking unit and also responsible for institutional and large corporate customers. Income from equity-related operations decreased compared with the previous year due to the stock market's decline and as a result the level of trading was lower. On the other hand, income from fixed income and foreign exchange trading developed very positively. Markets' expenses decreased by a total of SEK 119 M, the large part of which consists of lower performance-related staff costs. Operating profit for the business area rose slightly. The return on equity was 20.3 percent (23.1).

Asset Management

Asset Management comprises Robur, including Robur Försäkring, and the Group's discretionary asset management.

Due to declining stock prices, income fell by SEK 187 M or 10 percent compared with the first half of 2000. Operating profit and the return on equity also declined.

Nordic/Baltic alliances

Nordic/Baltic alliances consist of FI-Holding, Hansapank and equity interests in Aktia and SpareBank 1 Gruppen.

The profit trend during the first half-year was positive owing to volume growth and the resulting increase in income in the Baltic states, Denmark and Finland. During the second quarter 2001 income in FIH was also affected by positive changes in value in the company's stock- and bond portfolio. In Norway, however, the profit trend was negative, mainly due to the downturn in the stock market and amortization of goodwill related to the acquisition of VÅR-gruppen.

The return on risk-weighted equity according to capital adequacy rules, plus unamortized goodwill, amounted to 13.3 percent (11.3).

E-business

E-business comprises FöreningsSparbanken by Internet, Firstviewbank in Denmark and the e-commerce company Marakanda.

Income during the first half year consisted of full cost-based compensation from Retail Banking, the jointly owned banks and independent savings banks. As of the second quarter NetTrade is reported within Swedbank Markets, which has resulted in a decrease in income and expenses for E-business.

The shortfall posted by the E-business area is primarily attributable to its share of Marakanda's loss and the investments made in the Danish Internet bank Firstviewbank.

Other

Other comprises income and expenses that do not fall under any of the business areas as well as eliminations of internal income and expenses. This includes FöreningsSparbanken Fastighetsbyrå (real estate brokerage) and computer services for independent savings banks and jointly owned banks. Allocations to the Kopparmyntet profit-sharing fund are also reported here.

Quarterly profit trend by business area

SEK M	2001 Q2	2001 Q1	2000 Q4	2000 Q3	2000 Q2	2000 Q1	1999 Q4	1999 Q3	1999 Q2
Retail Banking									
Income	3,415	3,404	3,320	3,281	3,212	3,277	3,253	2,947	2,848
Internal sales commissions	478	475	536	576	538	616	491	405	414
Expenses	- 2,055	- 1,944	- 2,136	- 1,946	- 1,953	- 1,933	- 2,020	- 2,037	- 2,174
PROFIT BEFORE LOAN LOSSES	**1,838**	**1,935**	**1,720**	**1,911**	**1,797**	**1,960**	**1,724**	**1,315**	**1,088**
Loan losses	- 266	- 280	- 143	- 163	- 219	- 302	- 240	- 98	- 1
Share of profit of associated companies	22	26	8	15	24	23	- 2	12	9
OPERATING PROFIT	**1,594**	**1,681**	**1,585**	**1,763**	**1,602**	**1,681**	**1,482**	**1,229**	**1,096**
Swedbank Markets									
Income	767	679	886	641	788	824	567	375	574
Internal sales commissions	- 48	- 56	- 76	- 89	-51	- 134	- 85	- 45	- 71
Expenses	- 317	- 280	- 426	- 274	-388	- 328	- 299	- 230	- 276
PROFIT BEFORE LOAN LOSSES	**402**	**343**	**384**	**278**	**349**	**362**	**183**	**100**	**227**
Loan losses	0	0	0	0	0	0	- 4	- 2	- 4
OPERATING PROFIT	**402**	**343**	**384**	**278**	**349**	**362**	**179**	**98**	**223**
Asset Management incl. insurance									
Income	806	837	921	919	917	913	804	677	624
Internal sales commissions	- 430	- 419	- 460	- 487	- 487	- 482	- 406	- 360	- 343
Expenses	- 223	- 205	- 237	- 204	- 181	- 171	- 216	- 158	- 159
PROFIT BEFORE LOAN LOSSES	**153**	**213**	**224**	**228**	**249**	**260**	**182**	**159**	**122**
OPERATING PROFIT	**153**	**213**	**224**	**228**	**249**	**260**	**182**	**159**	**122**
Nordic/Baltic alliances									
Income	996	810	838	755	617	656	225		
Expenses	- 454	- 378	- 409	- 348	- 312	- 304	- 78		
PROFIT BEFORE LOAN LOSSES	**542**	**432**	**429**	**407**	**305**	**352**	**147**		
Loan losses	3	- 54	- 71	- 94	- 62	- 45	- 24		
Share of profit of associated companies	26	- 20	36	6	64	28	16	47	53
OPERATING PROFIT	**571**	**358**	**394**	**319**	**307**	**335**	**139**	**47**	**53**
E-business									
Income	24	65	63	64	61	68	54	43	45
Expenses	- 107	- 141	- 263	- 178	- 103	- 68	- 72	- 60	- 67
PROFIT/LOSS BEFORE LOAN LOSSES	**- 83**	**- 76**	**- 200**	**- 114**	**- 42**	**0**	**- 18**	**- 17**	**- 22**
Share of profit/loss of associated companies	- 34	- 35	- 42						
OPERATING PROFIT/LOSS	**- 117**	**- 111**	**- 242**	**- 114**	**- 42**	**0**	**- 18**	**- 17**	**- 22**
Other									
Income	23	60	- 171	324	835	- 6	- 37	238	194
Expenses	- 249	- 530	- 796	- 156	- 182	- 423	- 320	- 510	- 519
PROFIT/LOSS BEFORE LOAN LOSSES	**- 226**	**- 470**	**- 967**	**168**	**653**	**- 429**	**- 357**	**- 272**	**- 325**
Loan losses	- 32	- 16	- 21	17	- 9	- 3	-4	- 4	3
Share of profit of associated companies	8	9	5	15	5	10	2	1	0
OPERATING PROFIT/LOSS	**- 250**	**- 477**	**- 983**	**200**	**649**	**- 422**	**- 359**	**- 275**	**- 322**

Quarterly profit trend for the Group

SEK M	2001 Q2	2001 Q1	2000 Q4	2000 Q3	2000 Q2	2000 Q1	1999 Q4	1999 Q3	1999 Q2
Net interest income *	3,724	3,796	3,460	3,496	3,289	3,344	3,052	2,711	2,717
Commissions, net	1,549	1,519	1,773	1,670	1,629	1,712	1,362	1,202	1,258
Financial operations, net	397	224	395	451	416	432	267	184	23
Other income	361	316	229	367	1,096	244	185	183	287
TOTAL INCOME	**6,031**	**5,855**	**5,857**	**5,984**	**6,430**	**5,732**	**4,866**	**4,280**	**4,285**
Staff costs	- 1,512	- 1,484	- 1,517	- 1,410	- 1,570	- 1,468	- 1,360	- 1 449	- 1,514
Profit-sharing fund	- 99	- 113	- 684	- 14	- 9	- 62			- 50
Surplus insurance refund from Alecta (formerly SPP)			26		260				
Other expenses	- 1,794	- 1,881	- 2,092	- 1,682	- 1,800	- 1,697	- 1,645	- 1,546	- 1,631
TOTAL EXPENSES	**- 3,405**	**- 3,478**	**- 4,267**	**- 3,106**	**- 3,119**	**- 3,227**	**- 3,005**	**- 2,995**	**- 3,195**
PROFIT BEFORE LOAN LOSSES	**2,626**	**2,377**	**1,590**	**2,878**	**3,311**	**2,505**	**1,861**	**1,285**	**1,090**
Loan losses, incl. change in value of property taken over	- 295	- 350	- 235	- 240	- 290	- 350	- 272	- 104	- 2
Share of profit of associated companies	22	- 20	7	36	93	61	16	60	62
OPERATING PROFIT	**2,353**	**2,007**	**1,362**	**2,674**	**3,114**	**2,216**	**1,605**	**1,241**	**1,150**
* Of which deposit guarantee fee	- 18	- 28	- 138	- 137	- 138	- 140	- 138	- 138	- 137

Profit and loss account, The Group

SEK M	Jan-Jun 2001	Jan-Jun 2000	%	Q2 2001	Q2 2000	%	Full-year 2000
Interest receivable	28,482	25,101	13	14,704	12,525	17	52,493
Interest payable	- 21,029	- 18,518	14	- 11,029	- 9,279	19	- 39,015
Net interest income (Note 1)	7,453	6,583	13	3,675	3,246	13	13,478
Dividends received	130	227	- 43	61	175	- 65	237
Commissions receivable	3,589	3,879	- 7	1,907	1,996	- 4	7,806
Commissions payable	- 738	- 731	1	- 371	- 380	- 2	- 1,440
Net commission income (Note 2)	2,851	3,148	- 9	1,536	1,616	- 5	6,366
Net profit on financial operations (Note 3)	654	832	- 21	412	425	- 3	1,657
Other operating income	560	1,092	- 49	316	906	- 65	1,673
TOTAL INCOME	**11,648**	**11,882**	**- 2**	**6,000**	**6,368**	**- 6**	**23,411**
General administrative expenses							
– Staff costs	- 3,186	- 3,074	4	- 1,607	- 1,557	3	- 6,650
– Surplus insurance refund from Alecta		260			260		282
– Other	- 2,993	- 2,838	5	- 1,475	- 1,481	- 0	- 5,922
Depreciation and writedown of tangible fixed assets	- 334	- 304	10	- 172	- 153	12	- 635
Amortization of goodwill	- 331	- 311	6	- 168	- 155	8	- 630
TOTAL EXPENSES	**- 6,844**	**- 6,267**	**9**	**- 3,422**	**- 3,086**	**11**	**- 13,555**
PROFIT BEFORE LOAN LOSSES	**4,804**	**5,615**	**- 14**	**2,578**	**3,282**	**- 21**	**9,856**
Loan losses, net (Note 4)	- 630	- 643	- 2	- 280	- 293	- 4	- 1,122
Change in value of property taken over	- 15	3		- 15	3		7
Share of profit of associated companies	2	154	- 99	22	93	- 76	197
Operating profit in banking operations	4,161	5,129	- 19	2,305	3,085	- 25	8,938
Operating profit in insurance operations	199	201	- 1	48	29	66	428
OPERATING PROFIT	**4,360**	**5,330**	**- 18**	**2,353**	**3,114**	**- 24**	**9,366**
Appropriations	- 56	- 15		- 54	- 14		- 5
Tax	- 1,166	- 1,284	- 9	- 661	- 721	- 8	- 2,476
Minority interest	- 334	- 231	45	- 190	- 117	62	- 501
PROFIT FOR THE PERIOD	**2,804**	**3,800**	**- 26**	**1,448**	**2,262**	**- 36**	**6,384**
Earnings per share, SEK	5.31	7.20		2.74	4.29		12.10
Earnings per share after dilution, SEK	5.30	7.19		2,74	4,28		12.08

Profit and loss account, The Bank

SEK M	Jan-Jun 2001	Jan-Jun 2000	%	Q2 2001	Q2 2000	%	Full-year 2000
Interest receivable	12,098	10,927	11	5,895	5,472	8	23,414
Interest payable	- 8,431	- 7,498	12	- 4,112	- 3,779	9	- 16,454
Net interest income (Note 1)	3,667	3,429	7	1,783	1,693	5	6,960
Dividends received	249	368	- 32	180	311	- 42	4,652
Commissions receivable	2,507	2,824	- 11	1,268	1,367	- 7	5,640
Commissions payable	- 454	- 465	- 2	- 226	- 245	- 8	- 922
Net commission income (Note 2)	2,053	2,359	- 13	1,042	1,122	- 7	4,718
Net profit on financial operations (Note 3)	526	726	- 28	299	407	- 27	1,388
Other operating income	431	1,061	- 59	254	889	- 71	1,608
TOTAL INCOME	**6,926**	**7,943**	**- 13**	**3,558**	**4,422**	**- 20**	**19,326**
General administrative expenses							
– Staff costs	- 2,595	- 2,583	0	- 1,364	- 1,291	6	- 5,566
– Surplus insurance refund from Alecta		160			160		174
– Other	- 2,490	- 2,365	5	- 1,209	- 1,255	- 4	- 4,964
Depreciation and writedown of tangible fixed assets	- 218	- 215	1	- 111	- 108	3	- 441
Amortization of goodwill	- 50	- 51	- 2	- 25	- 26	- 4	- 101
TOTAL EXPENSES	**- 5,353**	**- 5,054**	**6**	**- 2,709**	**- 2,520**	**8**	**- 10,898**
PROFIT BEFORE LOAN LOSSES	**1,573**	**2,889**	**- 46**	**849**	**1,902**	**- 55**	**8,428**
Loan losses, net (Note 4)	- 522	- 458	14	- 249	- 194	28	- 764
Change in value of property taken over		3			3		3
Writedown of financial fixed assets	- 120	- 105	14	- 120			- 105
OPERATING PROFIT	**931**	**2,329**	**- 60**	**480**	**1,711**	**- 72**	**7,562**
Appropriations	- 56	- 16		- 54	- 14		- 1,126
Tax	- 240	- 537	- 55	- 121	- 337	- 64	- 1,767
PROFIT FOR THE PERIOD	**635**	**1,776**	**-64**	**305**	**1,360**	**- 78**	**4,669**

Balance sheet

SEK M	The Group 6/30 2001	The Group 31/12 2000	The Group 6/30 2000	The Bank 6/30 2001	The Bank 31/12 2000	The Bank 6/30 2000
Loans to the public	656,826	629,737	603,272	221,001	219,031	218,520
Loans to credit institutions	143,527	130,196	117,570	153,844	149,699	151,087
Interest-bearing securities	66,308	59,296	47,727	60,396	59,649	46,809
– Financial fixed assets	4,151	2,182	2,725	1,373	1,705	2,889
– Financial current assets	62,157	57,114	45,002	59,023	57,944	43,920
Assets in insurance operations	46,036	45,505	45,959			
Other assets	71,501	64,705	69,477	69,747	70,141	67,220
TOTAL ASSETS	**984,198**	**929,439**	**884,005**	**504,988**	**498,520**	**483,636**
Deposits and borrowings from the public	252,842	247,438	228,551	221,629	229,348	213,313
Amounts owed to credit institutions	119,327	126,478	134,494	112,566	117,030	136,834
Debt securities in issue	428,149	379,620	353,781	70,591	56,191	50,186
Liabilities in the insurance operations	45,685	45,389	46,486			
Other liabilities	72,578	66,201	58,485	56,022	51,309	41,928
Subordinated liabilities	30,569	29,359	29,973	21,925	20,119	19,803
Shareholders' equity (Note 6)	35,048	34,954	32,235	22,255	24,523	21,572
TOTAL LIABILITIES, PROVISIONS AND SHAREHOLDERS' EQUITY	**984,198**	**929,439**	**884,005**	**504,988**	**498,520**	**483,636**
Assets pledged for own liabilities	82,838	85,060	71,454	37,219	40,428	25,933
Other assets pledged	62,589	78,181	73,132	62,535	78,167	73,028
Contingent liabilities	18,788	15,775	15,029	18,002	17,057	16,177
Commitments	3,069,804	2,361,231	2,317,149	2,845,003	2,147,334	2,107,124

NOTE 1: DEPOSIT GUARANTEE FEE

January–June SEK M	The Group 2001	The Group 2000	The Bank 2001	The Bank 2000
Deposit guarantee fee charged to interest expenses	- 46	- 278	- 45	- 272

The charge is calculated based on account deposits as of December 31 of the year prior to the year in question and amounts to 0.1 percent (0.5).

NOTE 2: SPECIFICATION OF NET COMMISSION INCOME

January–June SEK M	The Group 2001	The Group 2000	The Bank 2001	The Bank 2000
Payment processing commissions	1,195	1,063	974	906
Brokerage	251	484	207	452
Asset management	1,253	1,431	708	816
Other securities commissions	83	79	85	86
Other commissions receivable	807	822	533	564
TOTAL COMMISSIONS RECEIVABLE	**3,589**	**3,879**	**2,507**	**2,824**
Payment processing commissions	- 421	- 411	- 369	- 378
Securities commissions	- 93	- 102	- 69	- 72
Other commissions payable	- 224	- 218	- 16	- 15
TOTAL COMMISSIONS PAYABLE	**- 738**	**- 731**	**- 454**	**- 465**
TOTAL COMMISSIONS, NET	**2,851**	**3,148**	**2,053**	**2,359**

NOTE 3, SPECIFICATION OF NET PROFIT ON FINANCIAL OPERATIONS

January–June	The Group		The Bank	
SEK M	2001	2000	2001	2000
Capital gains/losses				
Shares/participating interests	- 87	292	- 104	255
Interest-bearing securities	138	212	131	194
Other financial instruments	15	- 8	1	0
TOTAL	**66**	**496**	**28**	**449**
Unrealized changes in value				
Shares/participating interests	163	- 43	169	- 37
Interest-bearing securities	- 82	6	- 47	89
Other financial instruments	- 8	74	1	0
TOTAL	**73**	**37**	**123**	**52**
CHANGE IN EXCHANGE RATES	**515**	**299**	**375**	**225**
TOTAL	**654**	**832**	**526**	**726**

NOTE 4, SPECIFICATION OF LOAN LOSSES, NET, AND CHANGE IN THE VAL OF PROPERTY TAKEN OVER

January–June	The Group		The Bank	
SEK M	2001	2000	2001	2000
Claims assessed individually				
The period's write-down for established loan losses	590	1,023	288	513
Reversal of previous provisions for anticipated loan losses	- 270	- 566	- 111	- 275
The period's provisions for anticipated loan losses	753	65	484	397
Recoveries from previous years' established loan losses	- 283	- 233	- 89	- 74
Recovered provisions for anticipated loan losses	- 199	- 260	- 85	- 131
THE PERIOD'S NET EXPENSE FOR INDIVIDUALLY ASSESSED CLAIMS	**591**	**616**	**487**	**430**
Claims assessed collectively				
The period's established loan losses	36	48	34	47
Recoveries from previous years'established loan losses	- 8	- 7	- 6	- 6
Allocations/withdrawals fromloan loss reserve	1	- 11	2	- 2
THE PERIOD'S NET EXPENSE FOR COLLECTIVELY ASSESSED CLAIMS	**29**	**30**	**30**	**39**
Contingent liabilities				
The period's net expense for discharged guarantees and other contingent liabilities	10	- 3	5	- 11
THE PERIOD'S NET LOAN LOSS EXPENSE	**630**	**643**	**522**	**458**
Change in the value of property taken over	15	- 3	0	- 3
TOTAL LOAN LOSSES, NET, AND CHANGE IN VALUE OF PROPERTY TAKEN OVER	**645**	**640**	**522**	**455**

NOTE 5, PROBLEM LOANS

SEK M	The Group 6/30 2001	The Group 31/12 2000	The Group 6/30 2000	The Bank 6/30 2001	The Bank 31/12 2000	The Bank 6/30 2000
Doubtful claims, gross	3,679	3,217	3,740	1,697	1,455	1,756
Provisions for anticipated loan losses	3,899	3,381	3,711	1,682	1,384	1,600
DOUBTFUL CLAIMS, NET	**- 220**	**- 164**	**29**	**15**	**71**	**156**
Claims with interest concessions	139	147	153	31	40	48
PROBLEM LOANS, NET	**- 81**	**- 17**	**182**	**46**	**111**	**204**
Unsettled claims for which accrued interest has been entered as income	933	1,056	1,433	485	589	608
Property taken over to protect claims:						
– Buildings and land	28	4	6	3	3	4
– Shares and participations	18	19	14	7	7	6
– Other	6	0	0	1	0	0
Total	52	23	20	11	10	10
Doubtful claims as % of total lending	0.0%	0.0%	0.0%	0.0%	0.0%	0.1%
Provision ratio for doubtful claims	106%	105%	99%	99%	95%	91%

The relationship between problem loans and provisions is affected by standard provisions in foreign subsidiaries.

NOTE 6, CHANGE IN SHAREHOLDERS' EQUITY

The Group SEK M	Jan-Jun 2001	Jan-Dec 2000
Opening balance	34,954	31,007
Dividend	- 2,903	- 2,639
Warrant premium		120
Translation difference	193	82
Profit for the period	2,804	6,384
CLOSING BALANCE	**35,048**	**34,954**

The Bank SEK M	Jan-Jun 2001	Jan-Dec 2000
Opening balance	24,523	22,435
Dividend	- 2,903	- 2,639
Warrant premium		120
Group contribution paid		- 86
Tax reduction due to Group contribution paid		24
Profit for the period	635	4,669
CLOSING BALANCE	**22,255**	**24,523**

Warrant program

In the spring of 2000 employees of FöreningsSparbanken and wholly owned Group companies in Sweden as well as members of local bank boards were offered the opportunity to buy warrants in FöreningsSparbanken. The total of 8,008,100 outstanding warrants carry the right to subscribe for an equal number of shares, as described in greater detail in the warrant terms and conditions. Due to the planned merger between FöreningsSparbanken and SEB, the Boards of the two banks, as indicated in the merger plan, have proposed that all warrants outstanding at the time of FöreningsSparbanken's shareholders' meeting to approve the merger will be redeemed for SEK 25 in cash per warrant in connection with the merger's registration.

DERIVATIVES

The Group uses derivatives in the normal course of business and for the purpose of hedging certain positions with regard to the value of equities, interest rates and currencies. The following specification is prepared in accordance with the directives of the Financial Supervisory Authority and includes all derivatives in the Group. Generally, derivatives are reported at fair value. Exceptions are made for derivatives that are accounted for as hedges. The deviations between book and fair value reported below correspond to opposing deviations for other positions included in the portion of the Group's operations covered by hedge accounting.

SPECIFICATION OF GROUP DERIVATIVES AS OF JUNE 30, 2001

DERIVATIVES WITH POSITIVE FAIR VALUES OR NIL VALUE	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	8,937	7,276	33,353	26,269	1,337	1,536	0	0
Derivatives not reported on the balance sheet	5		1,188					

DERIVATIVES WITH NEGATIVE FAIR VALUES	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	9, 235	8,848	16,301	19,407	1,011	1,181	0	0
Derivatives not reported on the balance sheet	23		23					

Statement of cash flows

January–June	The Group		The Bank	
SEK M	2001	2000	2001	2000
Liquid assets at beginning of period *	72,647	75,159	62,890	53,994
Operating activities				
Operating profit	4,360	5,330	931	2,329
Adjustments for non-cash items including taxes paid	- 1,021	3,741	2,791	6,255
Increase in receivables from credit institutions	- 6,518	- 16,018	- 1,636	- 20,485
Increase/decrease in loans to the public	- 22,046	- 5,098	- 2,244	1,274
Increase in holdings of securities classified as current assets	- 2,943	- 3,248	- 46	- 4,286
Increase in deposits and borrowings from the public, including retail bonds	17,202	4,216	13,316	7,249
Increase/decrease in amounts owned to credit institutions	9,507	- 1,457	13,382	8,591
Change in other assets and liabilities, net	- 1,726	- 2,037	- 178	904
CASH FLOW FROM OPERATING ACTIVITIES	**- 3,185**	**- 14,571**	**26,316**	**1,831**
Investing activities				
Purchase of fixed assets	- 1,573	- 1,155	- 786	- 304
Sale of fixed assets	983	1,865	389	1,732
Branch sales	50	114	50	114
CASH FLOW FROM INVESTING ACTIVITIES	**- 540**	**824**	**- 347**	**1,542**
Financing activities				
Issuance of interest-bearing securities	91,949	71,290	3,715	4,600
Redemption of interest-bearing securities	- 74,474	- 58,265	- 1,172	- 2,982
Increase/decrease in other funding	7,043	- 10,459	- 8,221	4,509
Dividend paid	- 2,903	- 2,639	- 2,903	- 2,639
Warrants		120		120
CASH FLOW FROM FINANCING ACTIVITIES	**21,615**	**47**	**- 8,581**	**3,608**
CASH FLOW FOR THE PERIOD	**17,890**	**- 13,700**	**17,388**	**6,981**
Exchange rate differences in liquid assets	367	- 62		
Acquired liquid assets	4,313			
LIQUID ASSETS AT END OF PERIOD *	**95,217**	**61,397**	**80,278**	**60,975**
* of which securities pledged for OM, etc.				
at beginning of period	8,981	4,657	8,981	4,657
at end of period	8,079	7,312	8,079	7,312

RATINGS, AUGUST 2001

	S&P		Moody's			Fitch		R/I
	Short	Long	Short	Long	BFSR*	Short	Long	Long
FöreningsSparbanken	A-1	A	P-1	Aa3	B	F-1	A+	AA-
Spintab	A-1	-	P-1	Aa3	-	F-1+	AA-	-
Hansapank	A-2	BBB	P-2	Baa1	D+	-	-	-
FIH	-	-	P-1	A1	-	-	-	-

Stockholm, August 23, 2001
FöreningsSparbanken AB (publ)

Birgitta Johansson-Hedberg
President and Chief Executive Officer

AUDITORS' REVIEW

We have reviewed this interim report according to the recommendations issued by the Swedish Institute of Authorized Public Accountants. A review is considerably limited in comparison with an audit. Nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements of the Securities and Clearing Operations Act and the Annual Accounts Act for Credit Institutions and Securities Companies.

Stockholm, August 23, 2001

Ulf Egenäs
Authorized Public
Accountant

Torbjörn Hanson
Authorized Public
Accountant

Peter Markborn
Authorized Public Accountant
appointed by the Swedish
Financial Supervisory Authority

FINANCIAL INFORMATION

The Group's financial reports can be accessed on FöreningsSparbanken's home page at http://www. foreningssparbanken.se/ir or at the nearest branch of FöreningsSparbanken.

Current financial information is also published in Sweden on TV4's text-TV, page 182. The next issue of the Swedish shareholder magazine Banktidningen will be published in September 2001.

FöreningsSparbanken will release earnings reports on the following dates in 2001:

Interim report January – September 2001 October 23

FöreningsSparbanken AB (publ)

Organization No 502017 – 7753
The Company has its registered office in Stockholm
Visiting address: Brunkebergstorg 8
Postal address: S-105 34 Stockholm
Telephone: +46-8-5859 00 00
Fax: +46-8-796 80 92
Telex: General 12826 swedbnk s
www.foreningssparbanken.se

9418 2030 LT Layout/Marknadsgruppen/Federativ printing ab, Stockholm, September 2001

Preliminary year-end report for
FöreningsSparbanken (Swedbank) for 2000
February 15, 2001

Profit rose by 45% to SEK 9,366 M

- Operating profit rose by 45 percent to SEK 9,366 M (6,454)
- The return on equity was 19.7 percent (15.7)
- Net interest income rose by 20 percent to SEK 13,589 M (11,343)
- Net commission income rose by 38 percent to SEK 6,784 M (4,903)
- Earnings per share amounted to SEK 12.10 (8.70)
- Robur's share of net fund savings rose to 21% during the fourth quarter
- In the fourth quarter, SEK 670 M earmarked as allocation to the Kopparmyntet employee profit-sharing fund for 2000
- The number of Internet banking customers in the Group now exceeds one million
- Proposed dividend of SEK 5.50 per share (5,00).

Strong Group profit for the year

The Group's operating profit for 2000 amounted to SEK 9,366 M (6,454). Excluding capital gains and profit sharing expenses, operating profit rose by SEK 4,289 M or 84 percent to SEK 9,419 M (5,130). The return on equity amounted to 19.7 percent (15.7) and earnings per share were SEK 12.10 (8.70). Excluding capital gains and employee profit sharing expenses, the return was 19.9 percent (13.3).

Income

Net interest income

The Group's net interest income rose by SEK 2,246 M or 20 percent to SEK 13,589 M (11,343). FIH and Hansapank contributed SEK 1,682 M. As a result, other net interest income rose by 5 percent.

Net commission income

Net commission income rose by SEK 1,881 M or 38 percent to SEK 6,784 M (4,903). The improvement was attributable to higher management commissions on fund investments, including the pension and life insurance operations of Robur Försäkring, an increase in payment processing commissions and higher brokerage income. Net commission income in Hansapank and FIH totalled SEK 522 M.

Net profit on financial operations

Net profit on financial operations rose substantially, to SEK 1,694 M (579). Approximately SEK 800 M of the increase was due to Swedbank Markets' strong profit.

Other income

Other income in 2000 amounted to SEK 1,689 M (2,087). Other income includes capital gains of SEK 716 M on the sale of shares in Svensk Exportkredit AB and Bank Handlowy as well as a value-added tax refund of SEK 168 M. The figure for 1999 included approximately SEK 1,350 M in capital gains on property sales.

Expenses

Staff costs

Staff costs for 2000 amounted to SEK 6,734 M (5,792). The increase is attributable largely to FIH, which is included in the Group as of November 1999, and Hansapank, which is included in the Group as of January 1, 2000. In addition, staff costs were affected by profit-sharing allocations, higher bonuses and expenses to subsidize the employee warrant program. Excluding these items, staff costs declined by 9 percent.

Profit-sharing system

When FöreningsSparbanken's return on equity exceeds a weighted average for large, publicly listed Nordic banks, an allocation is made to the employee profit-sharing fund, Kopparmyntet. In the interim report for the third quarter, it was announced that such an allocation was highly likely. In view of the Group's profit trend and return on equity, a transfer to Kopparmyntet has been allocated in the year-end accounts. The allocated expense, which is charged against the fourth quarter of 2000, amounts to nearly SEK 540 M excluding and SEK 670 M including a special employer's contribution of 24.26 percent. Moreover, net profit for the year was charged during the first quarter with an additional allocation to Kopparmyntet of approximately SEK 50 M for profit shares for 1999 and a charge for profit shares in Hansapank of SEK 49 M. As a whole, profit-sharing expenses amounted to SEK 769 M (50).

The annual allocation to Kopparmyntet is limited to 1.5 basic amounts per employee, currently SEK 55,000, and can total not more than one third of the dividend to shareholders. The final decision on the allocation will be made by FöreningsSparbanken's Board of Directors in March 2001, when comparative data are available.

Change in the number of full-time positions

The number of employees in the Group on December 31 expressed as full-time positions.

	Dec 31 2000	Dec 31 1999
Permanent employees	9,106	9,002
Temporary employees	574	820
Subtotal	**9,680**	**9,822**
Hansapank	3,180	2,825
FIH	142	144
Total	**13,002**	**12,791**

IT expenses

In 2000 the Group's total IT expenses, after deducting income from independent savings banks and jointly owned banks, amounted to SEK 2,335 M (2,113). Of these expenses, Hansapank, FIH and Firstviewbank in Denmark accounted for SEK 279 M. Consequently, in other parts of the Group IT expenses declined by 3 percent.

Previously announced IT investments implemented

During the fourth quarter the bank, as previously announced in connection with the sale of shares in Poland's Bank Handlowy, advanced certain investments to adapt internal systems to the Web and increase the range of services available on the Internet bank. These efforts will be completed during the first half of 2001 and will result in a number of significant functional and efficiency improvements.

Loan losses

The loan loss level for 2000 was 0.2 percent (0.1). Loan losses amounted to SEK 1,115 M (636), of which FIH and Hansapank accounted for SEK 272 M. The Group's problem loans, net, amounted to SEK -17 M (890) as of December 31, 2000. A specification of loan losses and problem loans is provided in Notes 4 and 5.

Tax expense 26 percent

Tax expense amounted to SEK 2,476 M (1,904), or an effective tax rate of 26 percent (29). The lower tax rate is primarily due to a higher share of non-taxable income and to the elimination of corporate taxes in Estonia as of January 2000. The 29-percent tax rate in 1999 was mainly due to higher taxable than reported capital gains on property sales.

Fourth quarter 2000 development

During the fourth quarter of 2000 income amounted to SEK 5,857 M, slightly higher than the third quarter when taking into account the one-time value-added tax refund. Income rose for Swedbank Markets, FIH and Hansapank and was higher in the fourth than the third quarter.

Expenses in the fourth quarter of 2000 amounted to SEK 4,267 M, while third-quarter expenses were SEK 3,106 M. The increase of SEK 1,161 M was attributable largely to a SEK 670 M allocation earmarked for Kopparmyntet, Hansapank and FIH's expansion and increased expenses for IT and E-business.

Interest rate risk

An increase in market interest rates of one percentage point as of December 31, 2000 would have reduced the value of the Group's interest-bearing assets and liabilities, including derivatives, by approximately SEK 603 M (849). The decrease in value for positions in SEK would have amounted to SEK 437 M (562) and for positions in foreign currency SEK 166 M (287). The Group's interest rate risk in foreign currency is primarily in the foreign subsidiaries Hansapank and FIH.

An interest rate increase of one percentage point would have reduced the Group's net profit on financial operations by approximately SEK 92 M (431) as of December 31, 2000. The Group also holds positions in inflation-indexed instruments, denominated in SEK, which a one-percent increase in real interest rates would have reduced in value by approximately SEK 40 M (42) as of December 31, 2000, of which approximately SEK 9 M (9) would affect reported net profit on financial operations.

Capital adequacy ratio 10.8 percent

On December 31, 2000 the capital adequacy ratio amounted to 10.8 percent (10.4), of which the primary capital ratio was 6.9 percent (6.0). Market risks as a share of the total capital adequacy ratio amounted to 0.5 percentage points (0.4).

Specification of capital adequacy

SEK M	Dec 31 2000	Dec 31 1999
Primary capital	35,045	26,785
Supplementary capital	24,091	22,486
Less shares, etc.	- 5,020	- 3,650
Expanded portion of capital base	883	854
Capital base	**54,999**	**46,475**
Risk-weighted amount for credit risk	484,775	429,972
Risk-weighted amount for market risks	24,192	17,316
Total risk-weighted amount	**508,967**	**447,288**
Capital adequacy ratio, %	10.8	10.4
Primary capital ratio, %	6.9	6.0

As of December 31, 2000 the FöreningsSparbanken financial companies group included the FöreningsSparbanken Group, Eskilstuna Rekarne Sparbank AB, Färs och Frosta Sparbank AB, FöreningsSparbanken Sjuhärad AB, FöreningsSparbanken Söderhamn AB, Bergslagens Sparbank AB, Aktia Sparbank Ab in Finland and Sparebank 1 Gruppen in Norway. The Group's insurance companies are not included.

Business volumes

Savings

Customer savings in FöreningsSparbanken amounted to approximately SEK 531 billion (534) as of December 31, 2000.

Savings and investments, the Group
SEK billion

	Dec 31 2000	Dec 31 1999
Deposits from the public		
Households, SEK	110.5	116.9
Other, SEK	68.6	71.9
Households, foreign currency [1]	7.5	5.4
Other, foreign currency [2]	24.7	11.7
Total	**211.3**	**205.9**
Discretionary management	21.5	24.4
Fund management	287.9	290.5
Retail bonds, interest-bearing	3.1	6.0
Retail bonds, stock index	5.6	5.1
Unit-linked insurance	45.4	39.6
of which in own companies	*-43.5*	*- 37.9*
Total	**531.3**	**533.6**

[1] Of which Hansapank SEK 7.5 billion (5.4)
[2] Of which Hansapank SEK 9.1 billion (5.4)

Total household deposits rose by SEK 5.4 billion or 3 percent. While deposits in SEK declined by SEK 9.7 billion, deposits in foreign currency rose by SEK 15.1 billion. Hansapank's deposits rose by SEK 5.8 billion or 54 percent.

Robur most popular premium pension choice

Robur was the most popular choice in Sweden's recent premium pension selection process, with a market share of 20.4 percent among active selections. Other Swedish banks together received approximately 15 percent, while Robur's largest single competitor had approximately 10 percent.

Robur's share of net investments rose to 21% in fourth quarter

Net contributions to Robur's funds totaled approximately SEK 17 billion in 2000, of which approximately SEK 9 billion was insurance savings in Robur Försäkring. Robur's share of net investments in the fund market was 17 percent during the year. Its share of gross fund investments during the year was 27 percent.

During the last quarter of the year net contributions to Robur's funds amounted to SEK 9 billion (2), of which SEK 1 billion was attributable to insurance savings and SEK 8 billion to premium pension selections. Robur's share of gross investments in the fund market was 26 percent during the last quarter, while its share of net investments was 21 percent. For equity funds, Robur's market share of net investments was 25 percent during the last quarter.

Fund management, Robur

	Dec 31 2000	Dec 31 1999	Dec 31 1998
Assets under management (SEK bn)	288	291	193
Of which			
Swedish equities, %	*34.0*	*33.8*	*42.1*
Foreign equities, %	*45.3*	*43.6*	*27.0*
Interest-bearing securities, %	*20.7*	*22.6*	*30.9*
Number of customers (thousands)	2,637	2,300	2,300
Insurance savings, Robur Försäkring			
Assets under management (SEK bn)	45	40	19
Number of policies (thousands)	498	360	182

Assets under management by Robur amounted to SEK 288 billion (291) as of December 31, 2000, a decrease of SEK 3 billion or 1 percent during the year. Robur's share of assets under management in the fund market was 32 percent as of December 31, 2000. The number of customers who invest in Robur's funds rose during the year by around 287,000 to slightly over 2.6 million.

The subsidiary FöreningsSparbanken Kapitalförvaltning manages assets of SEK 35 billion (37), of which SEK 13 billion (12) is in Robur funds.

Unit-linked insurance rising substantially

Sales (premiums paid) of unit-linked insurance rose during the year by 21 percent compared with 1999. Sales during the year amounted to SEK 14 billion (12). As of December 31, 2000 assets under management by Robur Försäkring (formerly SparFond) amounted to approximately SEK 45 billion (40), an increase of approximately SEK 5 billion or 13 percent since December 31, 1999.

For the year 2000 Robur Försäkring had a market share for new unit-linked insurance policies of 24 percent, thereby retaining its position as the leader in the Swedish market. At year-end Robur Försäkring had around 498,000 (360,000) policies, in addition to approximately 1 million (950,000) group life insurance policyholders.

Lending

The Group's net lending to the public and credit institutions other than banks and the National Debt Office, excluding repurchase agreements (repos), amounted to approximately SEK 608 billion (568) as of December 31. Lending by Hansapank and FIH totaled approximately SEK 77 billion (58). During 2000 lending rose by approximately SEK 40 billion or 7 percent, of which SEK 14 billion relates to local banks in Sweden, SEK 13 billion to FIH and SEK 5 billion to Hansapank.

Loans to the household sector amounted to approximately SEK 270 billion (254). Household lending rose by approximately SEK 16 billion or 6 percent during the year, of which SEK 12 billion is mortgage lending by Spintab.

In 2000 Spintab continued to raise its lending volume, primarily loans to the public and agricultural loans arranged through the bank's branch network. Online mortgage sales have also risen since the first half of the year, when this sales channel was introduced. Internet sales are now supported by a portal containing special customer offers and information from Spintab and a number of its partners.

Lending, the Group

SEK billion	**Dec 31 2000**	**Dec 31 1999**
Households [1]	270.1	254.1
Of which Spintab	*210.1*	*198.2*
Real estate management	131.1	130.3
Retail, hotels, restaurants	23.5	21.2
Construction	9.6	8.2
Manufacturing	43.7	39.5
Transportation	11.5	9.1
Forestry and agriculture	25.4	23.1
Other service businesses	15.6	14.0
Other business lending, incl. credit institutions	50.3	38.6
Municipalities [2]	14.3	16.7
Other	12.8	12.8
Subtotal	**607.9**	**567.6**
Repurchase agreements (repos)	28.6	5.9
Total lending [3]	**636.5**	**573.5**

1) Of which Hansapank SEK 3.6 billion (2.1).
2) Not including municipal companies.
3) Of which FIH SEK 61.4 billion (48.0) and Hansapank SEK 15.3 billion (10.3)

Payments

Cards

FöreningsSparbanken's card operations reported continued growth. At year-end the bank had approximately 2.5 million cards in issue, an increase of 70,000 or 3 percent compared with 1999. The number of card transactions cleared rose substantially during the year, to 176 million (135), up 30 percent from 1999.

e-billing

The popularity of electronic billing (e-billing) among the Bank's business customers continues to grow. With this service, bills are sent directly to customers' online bank accounts, where they can safely and conveniently approve payment. During the year 38 more companies signed up for the service, which means that 56 in all, including Vattenfall, Shell and Sydkraft, were offering e-billing to their customers as of year-end. Agreements have been signed with another 41 companies which will offer e-billing in 2001, including Telia and Statoil.

Svenska Girot

Svenska Girot has been formed by FöreningsSparbanken, Handelsbanken, Nordbanken and SEB, with the four banks owning 25 percent each. During the year Svenska Girot reached an agreement with Sweden Post to acquire Postgirot. Svenska Girot's aim is to merge Postgirot, Bankgirot and Privatgirot into a new Swedish giro system.

E-business

FöreningsSparbanken named best Internet bank by Sparöversikt

In November 2000 the magazine Sparöversikt named FöreningsSparbanken Sweden's best Internet bank. Seven banks were included in the ranking. FöreningsSparbanken's online bank was praised for its range of services and ease of use. Customers can also obtain personal information and advice.

1,028,000 Internet bank users in the Group

At year-end the Group had 1,028,000 Internet banking users. In December the Swedish online banking service grew at between 7,000 and 10,000 customers a week.

New online business service launched

In November the bank launched a new Internet service for businesses. In addition to offering customers new functionality, such as e-payroll lists, they can now obtain information on the bank's products and services, offers, calculation tools, checklists, links to external information sources, etc. During the year the number of companies subscribing to the bank's Internet services in Sweden more than doubled, from 26,000 to 58,000.

The Group's Internet banking services

	Dec 31 2000	**Dec 31 1999**	**Dec 31 1998**
No. of customers in Sweden	749,000	387,000	174,000
Of whom private customers	*691,000*	*361,000*	*166,000*
Of whom business customers	*58,000*	*26,000*	*8,000*
Telephone bank via the Internet	65,000	100,000	
No. of Baltic customers	214,000	100,000	
Total number of customers	**1,028,000**	**587,000**	**174,000**

Customers conduct growing share of transactions online

The number of Internet payments more than doubled during the year compared with 1999, from 15 to 32 million. Of the giro payments during the year, 25 percent (14) were made online. The number of fund purchases and redemptions via the Internet amounted to approximately 1.1 million during in 2000, an increase of 580,000 compared with 1999 and corresponding to 22 percent (12) of the total number of fund purchases and redemptions within the Group.

NetTrade online equity trading

As of December 31, 2000 FöreningsSparbanken's online brokerage service, NetTrade, had approximately 43,000 customers, an increase of about 19,000 or 79 percent from a year earlier. During the year NetTrade accounted for 27 percent (20) of equity trades through FöreningsSparbanken's local banks.

Marakanda - e-commerce alliance with Telia

Marakanda is an e-commerce company jointly owned by Telia and FöreningsSparbanken which will develop marketplaces for electronic commerce. The company is based on Telia's established e-commerce solution and on FöreningsSparbanken's financial competence and strong municipal ties. In addition to its strong current position in the public sector, Marakanda hopes to develop operations for small and medium-sized companies. The company's system is already used by around 30 large companies and organisations.

Development of mobile banking services

FöreningsSparbanken has joined a cooperation between Ericsson and Sybase to create the market's first standardised platform for mobile banking services that will work regardless of whether or not network coverage exists. Mobile Internet solutions will provide greater convenience, availability and customer value, and add a new dimension in the distribution of financial services.

Venture capital cooperation with IT-Provider

FöreningsSparbanken and IT Provider have signed an agreement to jointly invest in and actively develop e-businesses. Services and products will primarily be offered to small and medium-sized companies and private individuals that use FöreningsSparbanken's internetbanking services.

Over 1 million customers for telephone banking with personal assistance

As of December 31, 2000 approximately 1,049,000 customers (834,000) had signed up for FöreningsSparbanken by Telephone with personal assistance, an increase of 215,000 or 26 percent in the past year. The number of telephone banking customers who use the self-service option totaled approximately 1.9 million (1.8), an increase of 5 percent during the year.

The number of self-service visits to the telephone bank rose by 4 percent compared with 1999. The number of visitors to the telephone bank using personal assistance rose by 15 percent compared with a year earlier.

Nordic/Baltic alliances

Denmark
FöreningsSparbanken owns 59.7 percent of FI-Holding, which in turn owns nearly 100 percent of FIH, whose operating profit for 2000 amounted to SEK 794 M (665). The improvement in profit is primarily due to higher income. The return on equity was 10.9 percent. Lending amounted to SEK 61 billion (48) on December 31, 2000, with total assets of approximately SEK 78 billion (63).

Baltic states
Holding in Estonia's Hansapank raised
In December 2000 FöreningsSparbanken acquired an additional 4 million shares, or slightly over 5 percent, in Estonia's Hansapank through the exercise of a call option. The acquisition - of Bank Handlowy of Poland's entire holding in Hansapank - raises FöreningsSparbanken's interest from 52.64 percent till 57.72 percent.

Hansapank reported an operating profit of SEK 697 M (440) in 2000. Its return on equity was 24 percent (18). Deposits from the bank's customers amounted to SEK 17 billion (11) as of December 31, while lending to customers totaled SEK 15 billion (10). Total assets were approximately SEK 26 billion (19) at year-end.

Following a bidding process, the Lithuanian State Property Fund selected Hansapank as the sole bidder in the sale of Lietuvos Taupomasis Bankas (LTB), Lithuania's largest retail bank, with 1.5 million customers. If the negotiations lead to an acquisition, Hansapank would strengthen its position as the dominant bank in the Baltic region.

Norway
FöreningsSparbanken owns 25 percent of SpareBank 1 Gruppen. Following the finalization of its VÅR-gruppen acquisition, Sparebank 1 Gruppen, together with its Norwegian co-owner banks, is the fourth largest banking and financial group in Norway.

Finland
FöreningsSparbanken owns 25 percent of Aktia Sparbank in Finland. Aktia reported a substantial profit improvement in 2000. Operating profit amounted to approximately SEK 357 M (193), primarily due to a strong increase in income. Net interest income rose by 32 percent and net commission income by 35 percent. Total assets as of December 31, 2000 amounted to SEK 26 billion (23).

Other

Offex Crossing
Together with Handelsbanken, Nordbanken and SEB, FöreningsSparbanken has established Offex Crossing, the purpose of which is to offer the banks' customers the opportunity to buy and sell shares during hours when the stock market is closed. FöreningsSparbanken's ownership interest is 25 percent.

Dividend
The Bank's Board of Directors is recommending that the Annual General Meeting approve a cash dividend of SEK 5.50 per share (5.00). The proposed record day for 2000 dividend is Tuesday, April 10, 2001. The last day for ex-dividend trading is Thursday, April 5, 2001. If the Annual General Meeting adopts the Board's recommendation, the cash dividend is

expected to be paid by VPC (the Swedish Securities Register Center) on Tuesday, April 17, 2001.

Annual General Meeting

FöreningsSparbanken's Annual General Meeting will be held at 12 noon on April 5, 2001 at the Concert Hall in Stockholm. Shareholders who wish to attend must be directly recorded in the Bank's share register maintained by VPC by Monday, March 26.

Highlights after December 31, 2000

FöreningsSparbanken increases its interest in FI-Holding

Early in February 2001 FöreningsSparbanken acquired an additional 5 percent of the shares in FI-Holding, thereby raising its holding to 64.7 percent. The acquisition was effected through the exercise of an option agreement with two of FI-Holding's co-owners. The purchase price amounted to slightly over SEK 400 M for 50,025 shares.

Firstviewbank

In mid-February 2001 FöreningsSparbanken introduced its Danish Internet service, Firstviewbank. Firstviewbank is both an online bank offering payment services, savings, loans and equity trading as well as a financial web site that gives customers an overview of their financial status, individualised information services and a sophisticated dialogue function. The goal is to have 100,000 to 150,000 customers within three years. Firstviewbank is an international branch of FöreningsSparbanken developed in collaboration with the bank's Danish subsidiary, FIH.

Svenska Girot

On February 13 the Swedish Competition Authority announced that it opposed the coordination of Bankgirot and Postgirot as part of Svenska Girot and has therefore asked the Stockholm District Court to forbid the deal.

Consequently, Sweden Post has decided to cancel the agreement it previously signed to sell Postgirot to Svenska Girot.

Key ratios for the Group

	2000	1999
Return on equity, %	19.7	15.7
Return on total capital, %	1.04	0.83
Operating profit per share, SEK *	11.99	8.74
Earnings per share *	12.10	8.70
Earnings per share after dilution**	12.08	8.70
Equity per share, SEK	66.22	58.75
I/E ratio before loan losses	1.76	1.58
I/E ratio after loan losses	1.63	1.50
E/I ratio before loan losses	0.57	0.63
E/I ratio after loan losses	0.61	0.66
Capital adequacy ratio, %	10.8	10.4
Primary capital ratio, %	6.9	6.0
Loan loss ratio, net, %	0.2	0.1
Share of doubtful claims, %	0.0	0.1
Provision ratio for doubtful claims, %	105	85
No. of shares at beginning of period	527,808,843	351,872,562
No. of shares at end of period	527,808,843	527,808,843
* No. of shares in calculation	527,808,843	527,808,843
** No. of shares after dilution	528,697,422	527,808,843

Profit by business area

SEK M January – December	Retail banking 2000	Retail banking 1999	Swedbank Markets 2000	Swedbank Markets 1999	Asset Mgmt. incl. insurance. 2000	Asset Mgmt. incl. insurance. 1999	Nordic/ Baltic alliances 2000	Nordic/ Baltic alliances 1999	E-business 2000	E-business 1999	Other 2000	Other 1999	Group 2000	Group 1999
Income	13,090	11,942	3,139	2,100	3,670	2,678	2,866	225	256	181	982	1,945	24,003	19,071
Internal sales commissions	2,266	1,683	-350	-270	-1,916	-1,413								
Expenses	-7,968	-8,145	- 1,416	-1,082	-793	-682	-1,373	-78	-612	-261	- 1,557	-1,898	-13,719	-12,146
Profit/loss before loan losses	**7,388**	**5,480**	**1,373**	**748**	**961**	**583**	**1,493**	**147**	**-356**	**-80**	**-575**	**47**	**10,284**	**6 925**
Loan losses	-827	-607	0	-11			-272	-24			-16	6	-1,115	-636
Share of associated companies' profit	70	27					134	135	-42		35	3	197	165
Operating profit/loss	**6,631**	**4,900**	**1,373**	**737**	**961**	**583**	**1,355**	**258**	**-398**	**-80**	**-556**	**56**	**9,366**	**6,454**
(of which minority interests)	(10)	(4)					(568)	(37)						
Estimated share-holders' equity	18,670	18,156	4,871	4,786	1,937	2,146	4,846	1,521	0	0	2,117	2,731	32,441	29,340
Return on equity after tax	25.5%	19.4%	20.3%	11.1%	35.7%	19.6%	11.7%	10.5%	neg	neg			19.7%	15.7%

The reported profit per business area includes both external and internal income and expenses. Internal sales commissions refer to market-based compensation paid to customer service units for brokered transactions. Shareholders' equity has been distributed in relation to risk in each business area according to capital adequacy regulations with the addition of unamortized goodwill.
The return on equity for the business areas is calculated based on operating profit less minority interests and standard tax. The return on equity for the Group is calculated based on reported profit.

The Nordic/Baltic alliances and E-business are reported separately as business areas as of the fourth quarter of 2000. Comparative figures have been recalculated.

Retail Banking

Retail Banking comprises Local banks, FöreningsSparbanken by Telephone, Spintab, FöreningsSparbanken Cards, FöreningsSparbanken Finans and jointly owned banks in Sweden.
Income including internal sales commissions rose by SEK 1,731 M or 13 percent compared with 1999. Net interest income from local banks rose thanks to higher deposit margins and higher lending volumes but was negatively affected by lower lending margins.

Commissions developed very positively, mainly due to growth in fund and insurance savings. Expenses declined by 2 percent, while loan losses rose. Operating profit rose by SEK 1,731 M or 35 percent. The return on equity increased substantially, to 25.5 percent.

Swedbank Markets

Swedbank Markets comprises the Bank's capital market, international and large corporate customer operations, as well as securities brokerage and corporate finance.
Income rose in 2000, exceeding 1999 by 49 percent, owing to continued growth in equity, fixed income and currency trading. As a result, bonus expenses rose as well. The profit improvement compared with 1999 was SEK 636 M, an increase of 86 percent. The return on equity rose substantially, to 20.3 percent.

Asset Management comprises Robur, including Robur Försäkring, and the Group's discretionary asset management.
Income from fund and insurance savings rose by SEK 992 M or 37 percent compared 1999. Although internal sales commissions and expenses rose, profit improved by SEK 378 M or 65 percent. The return on equity rose substantially, to 35.7 percent.

Nordic/Baltic alliances

Nordic/Baltic alliances consist of FI-Holding, Hansapank and equity interests in Aktia and SpareBank 1 Gruppen. FI-Holding is included in the Group as of November 1999, while Hansapanks result in 1999 was reported according to the equity method. These circumstances have significantly impacted comparative figures.

The profit trend for 2000 was very positive, owing to good volume growth and the subsequent increase in income in both Denmark and the Baltic region. The income level has risen quarter by quarter, while the expense/income ratio before loan losses was around 0.50.

The return on risk-weighted equity according to capital adequacy rules, plus unamortized goodwill, amounts to 11.7 percent.

E-business

E-business comprises FöreningsSparbanken by Internet, NetTrade, Firstviewbank in Denmark and the e-commerce company Marakanda.

Income in 2000 consists of full cost-based compensation from Retail Banking and Swedbank Markets. Expenses include SEK 180 M to establish Firstviewbank, the international branch in Denmark. The share of the profit of associated companies was affected adversely by the acquisition of Marakanda.

Other

Other comprises income and expenses that do not fall under any of the business areas as well as eliminations of internal income and expenses. This includes FöreningsSparbanken Fastighetsbyrå (real estate brokerage) and computer services for independent savings banks and jointly owned banks. Also included are capital gains on the sale of financial fixed assets, such as the shares in Svensk Exportkredit AB and Bank Handlowy.

Expenses for profit sharing in Kopparmyntet are also reported here, as are the surplus insurance refunds from SPP.

Quarterly profit trend by business area

SEK M	Q4 2000	Q3 2000	Q2 2000	Q1 2000	Q4 1999	Q3 1999	Q2 1999	Q1 1999
Retail Banking								
Income	3,320	3,281	3,212	3,277	3,253	2,947	2,848	2,894
Internal sales commissions	536	576	538	616	491	405	414	373
Expenses	-2,136	-1,946	-1,953	-1,933	-2,020	-2,037	-2,174	-1,914
Profit before loan losses	1,720	1,911	1,797	1,960	1,724	1,315	1,088	1,353
Loan losses	-143	-163	-219	-302	-240	-98	-1	-268
Share of profit of associated companies	8	15	24	23	-2	12	9	8
Profit after loan losses	**1,585**	**1,763**	**1,602**	**1,681**	**1,482**	**1,229**	**1,096**	**1,093**
Swedbank Markets								
Income	886	641	788	824	567	375	574	584
Internal sales commissions	-76	-89	-51	-134	-85	-45	-71	-69
Expenses	-426	-274	-388	-328	-299	-230	-276	-277
Profit before loan losses	384	278	349	362	183	100	227	238
Loan losses	0	0	0	0	-4	-2	-4	-1
Share of profit of associated companies								
Profit after loan losses	**384**	**278**	**349**	**362**	**179**	**98**	**223**	**237**
Asset Management								
Income	921	919	917	913	804	677	624	573
Internal sales commissions	-460	-487	-487	-482	-406	-360	-343	-304
Expenses	-237	-204	-181	-171	-216	-158	-159	-149
Profit before loan losses	224	228	249	260	182	159	122	120
Loan losses								
Share of profit of associated companies								
Profit after loan losses	**224**	**228**	**249**	**260**	**182**	**159**	**122**	**120**
Nordic/Baltic alliances								
Income	838	755	617	656	225			
Expenses	-409	-348	-312	-304	-78			
Profit before loan losses	429	407	305	352	147			
Loan losses	-71	-94	-62	-45	-24			
Share of profit of associated companies	36	6	64	28	16	47	53	19
Profit after loan losses	**394**	**319**	**307**	**335**	**139**	**47**	**53**	**19**
E-business								
Income	63	64	61	68	54	43	45	39
Expenses	-263	-178	-103	-68	-72	-60	-67	-62
Profit/loss before loan losses	-200	-114	-42	0	-18	-17	-22	-23
Loan losses								
Share of profit of associated companies	-42							
Profit/loss after loan losses	-242	-114	-42	0	-18	-17	-22	-23
Other								
Income	-171	324	835	-6	-37	238	194	1,550
Expenses	-796	-156	-182	-423	-320	-510	-519	-549
Profit/loss before loan losses	-967	168	653	-429	-357	-272	-325	1,001
Loan losses	-21	17	-9	-3	-4	-4	3	11
Share of profit of associated companies	5	15	5	10	2	1	0	0
Profit/loss after loan losses	**-983**	**200**	**649**	**-422**	**-359**	**-275**	**-322**	**1,012**

Profit and loss accounts

Period	Group 2000	Group 1999	Change %	The Bank 2000	The Bank 1999
SEK M					
Interest receivable	52,560	40,197	31	23,414	19,850
Interest payable	- 38,971	- 28,854	35	- 16,454	- 13,018
Net interest income (Note 1)	13,589	11,343	20	6,960	6,832
Dividends received	247	159	55	4,652	4,106
Commissions receivable	8,377	6,119	37	5,640	4,473
Commissions payable	- 1,593	- 1,216	31	- 922	- 718
Net commission income (Note 2)	6,784	4,903	38	4,718	3,755
Net profit on financial Operations (Note 3)	1,694	579	193	1,388	488
Other operating income	1,689	2,087	-19	1,608	2,072
Total income	**24,003**	**19,071**	**26**	**19,326**	**17,253**
General administrative expenses					
- Staff costs	- 6,734	-5,792	16	-5,566	-5,167
- Surplus insurance refund from SPP	286			174	
- Other	- 5,791	-5,420	7	-4,779	-4,840
Depreciation and writedown of tangible fixed assets	-641	-439	46	-441	-399
Amortization of goodwill	-630	-359	75	-101	-101
Other operating expenses	-209	-136	54	-185	-141
Total expenses	**-13,719**	**12,146**	**13**	**-10,898**	**-10,648**
Profit before loan losses	**10,284**	**6,925**	**49**	**8,428**	**6,605**
Loan losses, net (Note 4)	-1,123	-635	77	-764	-533
Change in value of property taken over (Note 4)	8	-1		3	-2
Write-down of financial fixed assets				- 105	- 53
Share of profit of associated companies	197	165	19		
Operating profit	**9,366**	**6,454**	**45**	**7,562**	**6,017**
Appropriations	- 5	70		- 1,126	-1,338
Tax	- 2 476	-1,904	30	- 1,767	-1,211
Minority interest	- 501	- 28			-
Profit for the period	**6,384**	**4,592**	**39**	**4,669**	**3,468**

Note 1.

Of which charge for deposit guarantee	- 553	- 556	- 1	- 541	- 543

The charge is calculated based on account deposits as of December 31 of the year prior to the year in question and amounts to 0.508 percent (0.499).

Quarterly profit trend for the Group

SEK M	Q4 2000	Q3 2000	Q2 2000	Q1 2000	Q4 1999	Q3 1999	Q2 1999	Q1 1999
Net interest income *	3,460	3,496	3,289	3,344	3,052	2,711	2,717	2,863
Commissions, net	1,773	1,670	1,629	1,712	1,362	1,202	1,258	1,081
Financial operations, net	395	451	416	432	267	184	23	105
Other income	229	367	1,096	244	185	183	287	1,591
Total income	**5,857**	**5,984**	**6,430**	**5,732**	**4,866**	**4,280**	**4,285**	**5,640**
Staff costs	-1,517	-1,410	-1,570	-1,468	-1,360	-1,449	-1,514	-1,419
Profit-sharing fund	-684	-14	-9	-62			-50	
Surplus insurance refund from SPP	26		260					
Other expenses	-2,092	-1,682	-1,800	-1,697	-1,645	-1,546	-1,631	-1,532
Total expenses	**-4,267**	**-3,106**	**-3,119**	**-3,227**	**-3,005**	**-2,995**	**-3,195**	**-2,951**
Profit before loan losses	**1,590**	**2,878**	**3,311**	**2,505**	**1,861**	**1,285**	**1,090**	**2,689**
Loan losses, incl. change in value of property taken over	-235	-240	-290	-350	-272	-104	-2	-258
Share of profit of associated companies	7	36	93	61	16	60	62	27
Operating profit	**1,362**	**2,674**	**3,114**	**2,216**	**1,605**	**1,241**	**1,150**	**2,458**
* Of which deposit guarantee fee	-138	-137	-138	-140	-138	-138	-137	-143

Note 2. Specification of net commission income

January – December, SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Payment processing commissions	2,232	1,493	1,892	1,485
Brokerage	860	549	768	510
Asset management	3,338	2,522	1,623	1,249
Other securities commissions	159	179	162	175
Other commissions receivable	1,788	1,376	1,195	1,054
Total commissions receivable	**8,377**	**6,119**	**5,640**	**4,473**
Payment processing commissions	821	593	749	585
Securities commissions	192	131	140	90
Other commissions payable	580	492	33	43
Total commissions payable	**1,593**	**1,216**	**922**	**718**
Total commissions, net	6,784	4,903	4,718	3,755

Note 3. Specification of net profit on financial operations

January – December, SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Capital gains/losses				
Shares/participating interests	708	351	592	325
Interest-bearing securities	221	-54	190	-63
Other financial instruments	30	-1	0	4
Total	**959**	**296**	**782**	**266**
Unrealized change in value				
Shares/participating interests	-192	-33	-149	-84
Interest-bearing securities	137	-5	146	-3
Other financial instruments	5	2	2	1
Total	**-50**	**-36**	**-1**	**-86**
Change in exchange rates	785	319	607	308
Total	1,694	579	1,388	488

Note 4. Specification of loan losses, net, and change in the value of property taken over

January – December, SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Claims assessed individually				
The year's write-down for established loan losses	2,058	2,599	1,076	1,714
Reversal of previous provisions for anticipated loan losses	-817	-1,174	-395	-803
The year's provisions for anticipated loan losses	728	841	391	599
Recoveries from previous years' established loan losses	-471	-697	-151	-458
Recovered provisions for anticipated loan losses	-447	-984	-205	-527
The year's net expense for individually assessed claims	**1,051**	**585**	**716**	**525**
Claims assessed collectively				
The year's established loan losses	99	109	98	107
Recoveries from previous years' established loan losses	-15	-13	-13	-12
Allocations/withdrawals from loan loss reserve	-8	-46	-24	-45
The year's net expense for collectively assessed claims	**76**	**50**	**61**	**50**
Contingent liabilities				
The year's net expense for discharged guarantees and other contingent liabilities	-4	0	-13	-42
The year's net loan loss expense	**1,123**	**635**	**764**	**533**
Change in the value of property taken over	-8	1	-3	2
Total loan losses, net, and change in value of property taken over	**1,115**	**636**	**761**	**535**

Note 5. Problem loans

SEK M	Group 12/31 2000	Group 12/31 1999	The Bank 12/31 2000	The Bank 12/31 1999
Doubtful claims, gross	3,217	4,544	1,455	2,129
Provisions for anticipated loan losses	3,381	3,879	1,384	1,600
Doubtful claims, net	**-164**	**665**	**71**	**529**
Claims with interest concessions	147	225	40	97
Problem loans, net	**-17**	**890**	**111**	**626**
Unsettled claims for which accrued interest has been entered as income	1,056	1,517	589	668
Property taken over to protect claims:	4	19	3	12
- Buildings and land	19	81	7	7
- Shares and participations	0	71	0	0
- Other	23	171	10	19
Doubtful claims as % of total lending	0.0%	0.1%	0.0%	0.2%
Provision ratio for doubtful claims	105%	85%	95%	75%

The relationship betwen problem loans and provisions is affected by foreign susidiaries that pratcise general provisioning.

Balance sheets

SEK M	Group 12/31 2000	Group 12/31 1999	The Bank 12/31 2000	The Bank 12/31 1999
Loans to the public	629,737	569,409	219,031	191,162
Loans to credit institutions	130,294	104,516	149,699	135,536
Interest-bearing securities	60,466	58,427	59,649	44,256
- Financial fixed assets	*2,258*	*6,135*	*1,705*	*6,035*
- Financial current assets	*58,208*	*52,292*	*57,944*	*38,221*
Other assets	108,942	101,358	70,141	67,425
Total assets	**929,439**	**833,710**	**498,520**	**438,379**
Deposits and borrowings from the public	247,438	210,537	229,348	197,539
Amounts owed to credit institutions	126,478	127,948	117,030	121,989
Debt securities in issue	379,620	344,082	56,191	40,506
Subordinated liabilities	29,359	25,352	20,119	15,204
Other liabilities	111,590	94,784	51,309	40,706
Shareholders' equity	34,954	31,007	24,523	22,435
Total liabilities, provisions and shareholders' equity	929,439	833,710	498,520	438,379

Derivatives

The Group uses derivatives in the normal course of business and for the purpose of hedging certain positions with regard to the value of equities, interest rates and currencies. The following specification is prepared in accordance with the directives of the Financial Supervisory Authority and includes all derivatives in the Group. Generally, derivatives are reported at fair value. Exceptions are made for derivatives that are accounted for as hedges. The deviations between book and fair value reported below correspond to opposing deviations for other positions included in the portion of the Group's operations covered by hedge accounting.

Specification of Group derivatives as of December 31, 2000

Derivatives with positive fair values or nil value

SEK M	Interest-related Fair value	Interest-related Book value	Currency-related Fair value	Currency-related Book value	Equity-related Fair value	Equity-related Book value	Other Fair value	Other Book value
Derivatives reported entirely or partly on the balance sheet	9,690	8,335	22,830	15,560	2,430	2,053	0	0
Derivatives not reported on the balance sheet	28		269					

Derivatives with negative fair values

SEK M	Interest-related Fair value	Interest-related Book value	Currency-related Fair value	Currency-related Book value	Equity-related Fair value	Equity-related Book value	Other Fair value	Other Book value
Derivatives reported entirely or partly on the balance sheet	11,073	10,027	14,768	14,906	1,975	1,569	0	0
Derivatives not reported on the balance sheet	10		232					

Statement of cash flows

January – December, SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Liquid assets at beginning of period *	**75,159**	**54,486**	**53,994**	**54,819**
Operating activities				
Operating profit	9,366	6,454	7,562	6,017
Adjustments for non-cash items including taxes paid	2,002	-126	699	2,302
Increase/decrease in receivables from credit institutions	-12,458	1,287	-2,558	-17,249
Increase/decrease in loans to the public	-30,481	-11,662	-274	3,876
Increase in holdings of securities classified as current assets	-4,617	-1,165	-8,051	-1,916
Increase in deposits and borrowings from the public, including retail bonds	4,059	886	-3,527	9,206
Increase/decrease in amounts owned to credit institutions	-19,931	3,829	-20,797	-398
Change in other assets and liabilities, net	3,124	-317	1,860	-3,294
Cash flow from operating activities	**-48,936**	**-814**	**-25,086**	**-1,456**
Investing activities				
Purchase of fixed assets	-2,367	-8,073	-1,277	-7,850
Sale of fixed assets	2,344	5,241	2,926	6,264
Branch sales	114	61	114	61
Cash flow from investing activities	**91**	**-2,771**	**1,763**	**-1,525**
Financing activities				
Issuance of interest-bearing securities	114,315	93,773	6,295	8,450
Redemption of interest-bearing securities	-92,332	-108,172	-6,994	-4,583
Increase in other funding	26,558	30,299	35,437	752
Dividend paid	-2,639	-2,463	-2,639	-2,463
Warrants	120		120	
Cash flow from financing activities	**46,022**	**13,437**	**32,219**	**2,156**
Cash flow for the period	**-2,823**	**9,852**	**8,896**	**-825**
Acquired liquid assets		10,821		
Exchange rate differences in liquid assets	311			
Liquid assets at end of period *	**72,647**	**75,159**	**62,890**	**53,994**
* of which securities pledged for OM, etc.				
at beginning of period	4,657	4,769	4,657	4,769
at end of period	8,981	4,657	8,981	4,657

Liquid assets include cash and balances with central banks, for net claims the net of demand loan receivables and demand loan liabilities with maturities up to five days, and Treasury bills, other bills and mortgage bonds eligible for refinancing with Sveriges Riksbank, taking into account repos and short-selling.

Ratings

S&P Short	S&P Long	Moody's Short	Moody's Long	BFSR*	Fitch Short	Fitch Long	R/I Long
FöreningsSparbanken							
A-1	A	P-1	Aa3	B	F-1	A+	AA-
Spintab							
A-1	-	P-1	Aa3	-	F-1+	AA-	-
Hansapank							
A-2	BBB	P-2	Baa1	D+	-	-	-
FIH							
-	-	P-1	A1	-	-	-	-

Stockholm, February 15, 2001
FöreningsSparbanken AB (publ)

Birgitta Johansson-Hedberg
President and Chief Executive Officer

For further information, please contact:
Nils-Fredrik Nyblæus, Deputy President, Accounting and Finance,
phone + 46 8 5859 2532
Staffan Salén, EVP, Investor Relations and Information,
phone + 46 8 5859 2779, + 46 705 310 111

Financial information

The Group's financial reports can be accessed on FöreningsSparbanken's home page at http://www. foreningssparbanken.se/ir or at the nearest branch of FöreningsSparbanken.

The annual report will be published around March 19 and will be available at FöreningsSparbankens headquarter, Brunkebergstorg 8 in Stockholm. The english version of the annual report will be available about two weeks later.

Current financial information in Swedish is also published in Sweden on TV4's text-TV, page 182.

FöreningsSparbanken will release earnings reports on the following dates in 2001:

Interim report January-March 2001	April 27
Interim report January-June 2001	August 23
Interim report January-September 2001	October 23

The Annual General Meeting in 2001 will be held on April 5 in Stockholm.

Interim report for FöreningsSparbanken (Swedbank)
January – September 2000
October 27, 2000

Operating profit excluding capital gains rose 109%

- Operating profit rose by 65 percent to SEK 8,004 M (4,849)
- Operating profit excluding capital gains rose by 109 percent to SEK 7,304 M (3,499)
- The return on equity was 23.7 percent (16.2)
- The return on equity excluding capital gains was 21.5 percent (12.7)
- Income excluding capital gains rose by 36 percent
- Net interest income rose by 22 percent to SEK 10,129 M (8,291)
- Net commission income rose by 42 percent to SEK 5,011 M (3,541)
- Expenses for comparable units declined by SEK 900 M or 10 percent
- Earnings per share amounted to SEK 10.70 (6.64)
- More than 900,000 Internet banking customers in the Group
- More than 1 million customers use FöreningsSparbanken by Telephone with Personal Assistance
- Successful start for Robur in new premium pension selection process

Very strong profit trend for Group

The Group's operating profit for the first three quarters of 2000 amounted to SEK 8,004 M (4,849). Excluding capital gains, operating profit rose by SEK 3,805 M or 109 percent to SEK 7,304 M (3,499). The return on equity amounted to 23.7 percent (16.2) and earnings per share were SEK 10.70 (6.64). Excluding capital gains, the return was 21.5 percent (12.7).

Net interest income rise

The Group's net interest income rose by SEK 1,838 M or 22 percent to SEK 10,129 M (8,291). FIH and Hansapank, which were not included in the Group during the corresponding period of 1999, contributed SEK 1,200 M. As a result, other net interest income rose by 8 percent. Higher deposit margins and lending volumes contributed positively to net interest income. A decline in Swedbank Markets' net interest income was more than compensated by an otherwise strong income trend, which is reflected in net profit on financial operations.

Substantial increase in net commission income

Net commission income rose by SEK 1,470 M or 42 percent to SEK 5,011 M (3,541). The improvement is attributable to higher commissions on fund investments, including the pension and life insurance operations of Robur Försäkring, higher brokerage income and an increase in payment processing commissions. Net commission income in Hansapank and FIH totaled SEK 356 M.

Net profit on financial operations

Net profit on financial operations rose substantially, to SEK 1,299 M (312), primarily due to Swedbank Markets' strong profit.

Other income

Other income amounted to SEK 1,469 M during the first three quarters of 2000, compared with SEK 1,904 M in the corresponding period of 1999. The third quarter 2000 includes a VAT recovery of SEK 168 M. The figure for the year's first three quarters also includes capital gains of SEK 700 M on the sale of shares in Svensk Exportkredit AB and Bank Handlowy. The figure for the first three quarters of 1999 includes approximately SEK 1,350 M in capital gains on property sales.

Expenses for comparable units decline substantially

Expenses for the first three quarters of 2000 amounted to SEK 9,452 M (9,141). FIH and Hansapank, which were not included in the Group during the first three quarters of 1999, accounted for SEK 965 M. Excluding FIH and Hansapank, the Group's total expenses thus declined by SEK 654 M or 7 percent.

Staff costs rose by SEK 101 M or 2 percent to SEK 4,533 M (4,432). At FIH and Hansapank, staff costs amounted to SEK 339 M. Included in staff costs is an increase in profit-related bonuses of approximately SEK 235 M and SEK 70 M in subsidies for the employee warrant program. During the first half of the year SEK 53 M was allocated to the Kopparmyntet profit-sharing fund for 1999. Staff costs for comparable units and excluding items affecting profitability thus declined by SEK 596 M or 13 percent.

IT expenses are included in part in staff costs and in part in other expenses. During the period the Group's total IT expenses, after deducting income from independent savings banks and jointly owned banks, amounted to SEK 1,621 M (1,615). Of the IT expenses, Hansapank, FIH and the Internet bank in Denmark accounted for SEK 188 M. Consequently, in other parts of the Group IT expenses declined by SEK 182 M or 11 percent. During the year other expenses were charged with approximately SEK 44 M for the disposal of employees' home PCs.

Excluding Hansapank, FIH and the Internet bank in Denmark, the higher profit-related bonus, the subsidy for the employee warrant program, the charge for disposal of employees' home PCs, the allocation to the profit-sharing fund for 1999 and the surplus insurance refund from SPP, expenses declined by approximately SEK 900 M or 10 percent.

Change in the number of full-time positions since 1996

	Sept 30 2000	June 30 2000	Dec 31 1999	June 30 1999	Dec 31 1998	Dec 31 1996
Permanent employees	9,010	9,026	9,002	8,978	9,146	12,350
Resource Bank	0	0	0	383	1,080	0
Early retirement, etc.	0	0	0	333	450	0
Temporary employees	654	704	820	1,052	1,058	399
Subtotal	**9,664**	**9,730**	**9,822**	**10,746**	**11,734**	**12,749**
Hansapank	3,121	3,078	2,825			
FIH	162	151	144			
Total	**12,947**	**12,959**	**12,791**			

Expected allocation to profit-sharing fund during fourth quarter

If FöreningsSparbanken's return on equity exceeds that of a weighted average of other major Nordic banks, an allocation to the employees' profit-sharing fund, Kopparmyntet, will be made. Because of the Group's strong profit trend and high return on equity, an allocation is likely to be made to Kopparmyntet during the fourth quarter. If current levels are maintained, the allocation will probably be in the range of SEK 350 - 500 M. On top of this, a

special employer's contribution of 24.26 percent has to be added. The yearly allocation is limited to at the most the equivalent of 1.5 basic amounts per employee (approximately SEK 55,000) and can not exceed more than one third of the year's dividend to shareholders.

Loan losses remain low

The loan loss level for the first three quarters of the year was 0.2 percent (0.1). Loan losses amounted to SEK 880 M (364), of which FIH and Hansapank accounted for SEK 201 M. The Group's problem loans, net, amounted to SEK 92 M (2,398) as of September 30, 2000. The share of doubtful claims declined to 0.0 percent (0.4), while the provision ratio for doubtful claims rose to 102 percent (59). Excluding FIH and Hansapank, problem loans, net, amounted to SEK 935 M and the provision ratio was 75 percent.
A specification of loan losses and problem loans is provided in Notes 4 and 5.

Tax expense 25 percent

The tax expense for the period amounted to SEK 1,984 M (1,387), or an effective tax rate of 25 percent (28). The lower tax rate is primarily due to a higher share of non-taxable income and the elimination of corporate taxes in Estonia as of January 2000. For the corresponding period of 1999 the tax rate was 28 percent, mainly due to higher taxable than reported capital gains on property sales.

Continued low international risk exposure and interest rate risk

An increase in market interest rates of one percentage point as of September 30, 2000 would have reduced the value of the Group's interest-bearing assets and liabilities, including derivatives, by approximately SEK 637 M (431), of which approximately SEK 551 M (469) relates to positions in SEK. A similar increase in interest rates would have reduced the value of the Group's positions in foreign currency by approximately SEK 86 M. As of September 30, 1999 such an increase in interest rates would have raised the value of the Group's positions in foreign currency by approximately SEK 38 M. The Group's higher interest rate risk is attributable primarily to the operations of Hansapank and FIH.

An increase in interest rates of one percentage point would have reduced the Group's net profit on financial operations by approximately SEK 255 M (111) as of September 30, 2000. The Group also holds positions in inflation-indexed instruments, denominated in SEK, which a one-percent increase in real interest rates would have reduced in value by approximately SEK 40 M (44) as of September 30, 2000, of which approximately SEK 8 M would affect reported net profit on financial operations.

Capital adequacy ratio 11.0 percent

On September 30, 2000 the capital adequacy ratio amounted to 11.0 percent (11.7), of which the primary capital ratio was 6.6 percent (6.6). Market risks as a share of the total capital adequacy ratio amounted to 0.5 percentage points (0.4). Profit for the first half of 2000 is included in the capital base as of September 30, 2000.

Specification of capital adequacy

SEK M	Sept 30 2000	Dec 31 1999	Sept 30 1999
Primary capital	33,000	26,785	25,725
Supplementary capital	25,646	22,486	22,980
Less shares, etc.	- 4,874	- 3,650	- 3,017
Expanded portion of capital base	849	854	
Capital base	**54,621**	**46,475**	**45,688**
Risk-weighted amount for credit risks	476,456	429,972	377,124
Risk-weighted amount for market risks	20,412	17,316	12,174
Total risk-weighted amount	**496,868**	**447,288**	**389,298**
Capital adequacy ratio, %	11.0	10.4	11.7
Primary capital ratio, %	6.6	6.0	6.6

As of September 30, 2000 the FöreningsSparbanken financial companies group includes the FöreningsSparbanken Group, Eskilstuna Rekarne Sparbank AB, Färs och Frosta Sparbank AB, FöreningsSparbanken Sjuhärad AB, FöreningsSparbanken Söderhamn AB, Bergslagens Sparbank AB, Aktia Sparbank Ab in Finland and Sparebank 1 Gruppen in Norway. The Group's insurance companies are not included.

Business volumes

Savings

Customer savings in FöreningsSparbanken amounted to approximately SEK 552 billion (467) as of September 30, 2000, of which savings in Hansapank and FIH amounted to approximately SEK 16 billion.

Savings and investments, the Group

SEK billion	Sept 30 2000	Dec 31 1999	Sept 30 1999
Deposits from the public			
Households, SEK	118.8	116.9	124.6
Other, SEK	73.2	71.9	65.9
Households, foreign currency [1]	7.0	5.4	0
Other, foreign currency [2]	22.4	11.7	4.1
Total	**221.4**	**205.9**	**194.6**
Discretionary management	22.3	24.4	24.7
Fund management	297.2	290.5	234.9
Retail bonds, interest-bearing	4.1	6.0	5.9
Retail bonds, stock index	5.1	5.1	5.7
Unit-linked insurance	48.1	39.6	28.8
of which in own companies	*- 46.5*	*- 37.9*	*- 27.6*
Total	**551.7**	**533.6**	**467.0**

1) Of which Hansapank SEK 7 billion on September 30, 2000 (SEK 5.4 billion on December 31, 1999).

2) Of which FIH SEK 0.2 billion and Hansapank SEK 8.5 billion on September 30, 2000 (SEK 0.2 and 5.4 billion, respectively, on December 31, 1999)

Household deposits

Household deposits amounted to SEK 126 billion (125) as of September 30, 2000, of which Hansapank accounted for approximately SEK 7 billion. Other deposits rose to SEK 96 billion (70), of which Hansapank and FIH accounted for SEK 9 billion.

Fund management, Robur

	Sept 30 2000	Dec 31 1999	Sept 30 1999	Dec 31 1998	Dec 31 1997
Assets under management (SEK bn)	297	291	235	193	158
Number of customers (thousands)	2,594	2,350	2,300	2,200	2,000
Swedish equities, %	32.8	33.8	34.7	42.1	-
Foreign equities, %	46.8	43.6	37.1	27.0	-
Interest-bearing securities, %	20.4	22.6	28.2	30.9	-
Insurance savings, Robur Försäkring					
Assets under management (SEK bn)	48	40	29	19	10
Number of policies thousands)	465	360	331	182	108

Robur's fund assets and customers increase

During the past 12-month period net contributions to Robur's funds totaled slightly over SEK 9.2 billion, of which SEK 10 billion was insurance savings in Robur Försäkring. Robur's share of net investments in the fund market was 14 percent during the corresponding period.
Robur's share of gross fund investments during the first nine months of 2000 was 27 percent, while its share of net investments during the same period was approximately 14 percent. The differences largely reflect the current spending tendencies of the bank's customers. Approximately 38 percent of the fund redemptions during the period were for reinvestment purposes. Of those 38 percent, only 10 percent was reinvested with other fund management firms.
During the last quarter net contributions to Robur's funds amounted to approximately SEK 2.4 billion (1.9), in large part attributable to insurance savings. Robur's share of gross investments in the fund market was 27 percent, while its share of net investments was 16 percent in the last quarter. For equity funds, Robur's market share of net investments was 22 percent during the last quarter.

Assets under management by Robur amounted to SEK 297 billion (235) as of September 30, 2000, an increase of SEK 62 billion or 26 percent during the past 12-month period. Of the last year's increase, approximately 84 percent relates to the appreciation in the value of the funds and 16 percent to net contributions. Robur's share of assets under management in the fund market was 32.7 percent as of June 30, 2000. The number of customers who invest in Robur's funds has risen by around 250,000 to nearly 2.6 million during the year.

The subsidiary FöreningsSparbanken Kapitalförvaltning manages assets of SEK 35.6 billion (35.7), of which SEK 13.4 billion (11.0) is in Robur funds.

Unit-linked insurance growing substantially

Sales (premiums paid) of unit-linked insurance rose by 33 percent during the first nine months of the year compared with the corresponding period of 1999. Sales amounted to SEK 11.0 billion (8.3) during the period. As of September 30, 2000 assets under management by Robur Försäkring (formerly SparFond) amounted to approximately SEK 48 billion (28.8), an increase of about SEK 19 billion or approximately 67 percent since September 30, 1999.

On a moving 12-month basis the market share for new unit-linked insurance policies was 27.5 percent as of June 30, 2000, making Robur Försäkring the leader in the Swedish market. At the end of September Robur Försäkring had around 465,000 (330,000) policies, in addition to 950,000 (900,000) group life insurance policyholders.

Lending

The Group's net lending to the public and credit institutions other than banks and the National Debt Office, excluding repurchase agreements (repos), amounted to approximately SEK 594 billion (504) as of September 30, including total lending of approximately SEK 68 billion in Hansapank and FIH. During the first three quarters of the year lending rose by approximately SEK 27 billion or 5 percent, approximately half of which relates to local banks in Sweden.

Loans to the household sector amounted to approximately SEK 265 billion (248). Household lending rose by approximately SEK 11 billion or 4 percent compared with the beginning of the year, of which about SEK 8 billion is mortgage lending in Spintab.

During the first three quarters of the year Spintab again increased its lending volume, primarily loans for private homes and agricultural loans arranged through the bank's branch network. Online mortgage sales have steadily risen since the first half of the year, when this sales channel was introduced. Internet sales are now supported by a new portal containing special customer offers and information from Spintab and a number of its partners.

Lending, the Group

SEK billion	**Sept 30 2000**	**Dec 31 1999**	**Sept 30 1999**
Households [1]	264.9	254.1	247.8
Of which Spintab	*205.9*	*198.2*	*195.6*
Real estate management	130.3	130.3	120.6
Retail, hotels, restaurants	22.6	21.2	15.7
Construction	9.4	8.2	7.2
Manufacturing	41.4	39.5	12.3
Transportation	10.0	9.1	4.8
Forestry and agriculture	24.8	23.1	22.6
Other service businesses	16.3	14.0	13.6
Other business lending, incl. credit institutions	46.6	38.6	29.9
Municipalities [2]	14.4	16.7	16.0
Other	13.6	12.8	13.8
Total	**594.3**	**567.6**	**504.3**
Repurchase agreements (repos)	26.4	5.9	11.1
Total lending [3]	**620.7**	**573.5**	**515.4**

1) Of which Hansapank SEK 3.0 billion on September 30, 2000 (SEK 2.1 billion on December 31, 1999).
2) Municipal companies not included.
3) Of which FIH SEK 54.6 billion and Hansapank SEK 13.2 billion on September 30, 2000 (SEK 48.0 and 10.3 billion, respectively, on December 31, 1999).

Payments

Cards
FöreningsSparbanken's card operations reported continued growth. As of September 30 the bank had approximately 2.5 million cards in issue, an increase of 160,000 or slightly over 7 percent compared with September 30, 1999. The number of card transactions cleared rose substantially, to 125 million (96), up 30 percent from the corresponding period of 1999.

Internet payments
The number of Internet payments continues to grow substantially, more than doubling during the period to 22 million, compared with approximately 10 million during the first three quarters of 1999.

e-billing
The use of electronic billing (e-billing) among the Bank's business customers continues to grow. With the service, bills are sent directly to customers' online bank accounts, where they can safely and conveniently approve payment. During the third quarter of the year 26 new companies signed up for the service, which means that 69 in all, many in the energy and municipal sectors, are now offering e-billing to their customers.

e-Business

909,000 Internet bank users in the Group
As of September 30, 2000 the number of Internet bank users in the Group topped 909,000, of whom 73,000 were telephone banking customers with the simplified Internet banking service and around 170,000 customers of Hansapank. Of the Swedish users with full Internet accounts, approximately 619,000 were private customers and 47,000 business customers. The growth rate for FöreningsSparbanken's Internet bank was between 8,000 and 10,000 customers a week in October.

Customers of the Group's online banking services

	Sept 30 2000	June 30 2000	Mar 31 2000	Dec 31 1999	Dec 31 1998
No. of customers in Sweden	666,000	546,000	496,000	387,000	170,000
Of whom private customers	*619,000*	*506,000*	*462,000*	*361,000*	-
Of whom business customers	*47,000*	*40,000*	*34,000*	*26,000*	-
Telephone bank via the Internet	73,000	75,000	100,000	100,000	-
No. of customers in Baltic region	170,000	140,000	120,000	-	-
Total no. of customers	**909,000**	**761,000**	**716,000**	**487,000**	**170,000**

Customers conduct growing share of their transactions online
The number of Internet payments more than doubled during the first three quarters of 2000 compared with the corresponding period of 1999, from 10 to 22 million. During the year's first nine months 24 percent of giro payments were made online. In the corresponding period of 1999 the share was 11 percent. The number of fund purchases and redemptions via the Internet totaled 784,000 during the first three quarters of 2000, an increase of 454,000 from the year-earlier period, corresponding to 21 percent (14) of the total number of fund purchases and redemptions within the Group.

Upgrade of online services for small and medium-size businesses
This autumn FöreningsSparbanken is upgrading its service for business customers. A number of new Internet banking features and a completely new online business service will be launched on the bank's homepage on November 7. In the process, business customers will gain access to several new services. They will also have easy access to information on the bank's products and expertise, along with tools, payment calculators, access to government information, etc.

NetTrade online equity trading

As of September 30, 2000 FöreningsSparbanken's online brokerage service, NetTrade, had approximately 40,000 customers, an increase of about 20,000 or 100 percent since September 30, 1999. During the year's first nine months NetTrade accounted for 24 percent (17.5) of equity trades through FöreningsSparbanken's local banks.

e-commerce alliance with Telia

Telia and FöreningsSparbanken's cooperative e-commerce and public sector purchasing project is developing well, as the formal establishment of a joint company is being finalized. The influx of new customers is good and includes a strategically important agreement with the city of Gothenburg on the use of the new company's services.

Internet bank and financial portal for the Danish retail market

Work on the development of an Internet bank and financial portal in the Danish retail market is progressing according to plan, with a launch scheduled for just after year-end, under the name Firstviewbank.

1 million customers for telephone banking with personal assistance

On Monday, September 25 the one millionth customer signed on for FöreningsSparbanken by Telephone with personal assistance. In total, 1.9 million customers are now able to handle their day-to-day banking business by telephone. Of them, one million can also access a bank representative 18 hours a day, seven days a week. The rate at which new customers are signing on remains very high. Around 5,000 customers a week are choosing add to their banking alternatives by using the personal assistance option.

As of September 30, 2000 around one million customers (775,000) used FöreningsSparbanken by Telephone with personal assistance, an increase of 225,000 or 29 percent during the past year. The number of telephone banking customers who use the self-service option totaled approximately 1.9 million (1.8), an increase of 6 percent compared with the corresponding period of 1999. The number of self-service visits to the telephone bank rose by 6 percent compared with the corresponding period of 1999. During the first three quarters of 2000 the number of visitors to the telephone bank using personal assistance rose by 16 percent compared with a year earlier.

Nordic/Baltic alliances

Denmark

FöreningsSparbanken owns 59.7 percent of FI-Holding, which in turn owns nearly 100 percent of FIH.
FIH's operating profit for the period January-September 2000 amounted to SEK 570 M (498). Its return on equity was 14.7 percent. Lending amounted to SEK 55 billion on September 30, 2000. Total assets amounted to approximately SEK 73 billion.

Baltic states

FöreningsSparbanken holds 52.6 percent of the voting rights in AS Hansapank, which reported an operating profit for the period January-September 2000 of SEK 503 M (384). Its return on equity was 23.7 percent. Deposits from and lending to Hansapank's customers each amounted to SEK 16 billion as of September 30. Total assets were approximately SEK 24 billion on the same date. Of a total of around 1.1 million retail customers, 170,000 were Internet banking customers.
Hansapank has issued a cash offer for 90.75 percent of the shares in Lithuanian Savings Bank, Lithuania's second largest bank, with total assets of approximately SEK 8.5 billion.

Norway

FöreningsSparbanken owns 25 percent of SpareBank 1 Gruppen. The acquisition of VÅR-gruppen has now been finalized, after which Sparebank 1, together with its underlying owners' bank, is the fourth largest banking and financial group in Norway, with total assets of nearly NOK 200 billion.

Finland

FöreningsSparbanken owns 25 percent of Aktia Sparbank in Finland. Aktia reported a substantial improvement in profit in the first nine months of 2000. Operating profit amounted to approximately SEK 309 M (142). Excluding nonrecurring income, profit was approximately SEK 271 M, nearly double the previous-year figure. The improvement was primarily due to a strong increase in income. Net interest income rose by 28 percent and net commission income by 43 percent.

Other

Cooperation with independent savings banks and jointly owned banks

The boards of directors of FöreningsSparbanken and Vimmerby Sparbank have signed a letter of intent on a merger in Vimmerby. The plan is to convert Vimmerby Sparbank to a banking corporation and have FöreningsSparbanken, via a new share issue, become a co-owner with 40 percent of the shares. In the process, the new banking corporation will acquire FöreningsSparbanken's local bank. After the necessary decisions and approvals, the conversion and acquisition are expected to take place in the spring of 2001.

Internet-based equity trading

FöreningsSparbanken, Handelsbanken, MeritaNordbanken and SEB plan to establish a jointly owned electronic network that includes a matching function. Buy and sell orders from all four banks' private customers will be brokered and matched in this network. As a result, the banks will be able to offer online trading even when the market is closed. The potential exists to expand the concept to the rest of the Nordic region, to improve efficiency in trading by private customers and to offer trading in foreign stocks.

Highlights after September 30, 2000

Robur the most popular premium pension fund manager to date

As of October 24 FöreningsSparbanken's fund management company, Robur, had by far the largest market share in the country's new premium pension system. Robur had received 21 percent of the total amount invested after 9 percent of the selections had been made. The nearest competitor had obtained 11 percent of the total amount invested.

Revised financial objectives

FöreningsSparbanken has decided to revise the Group's financial objectives whereby the primary capital ratio will fall in the range 6.5 – 7.5 percent (previously 6.5 – 8.5 percent with a target of 7.5 percent) and the capital adequacy ratio will be no less than 10.5 percent (11 percent). Moreover, the return on equity shall exceed a weighted average for large, listed banking groups in Sweden, Denmark, Finland and Norway (previously just Sweden).

Key ratios for the Group

	Jan – Sept 2000	Jan – Sept 1999	Full year 1999
Return on equity, %	23.7	16.2	15.7
Return on equity, excluding capital gains %	21.5	12.7	13.2
Return on total capital, %	1.19	0.89	0.83
Earnings per share, SEK *	10.70	6.64	8.70
Operating profit per share, SEK *	10.32	6.61	8.74
Equity per share, SEK	64.69	56.60	58.75
I/E ratio before loan losses	1.94	1.57	1.58
I/E ratio after loan losses	1.77	1.51	1.50
E/I ratio before loan losses	0.52	0.64	0.63
E/I ratio after loan losses	0.56	0.66	0.66
Capital adequacy ratio, %	11.0	11.7	10.4
Primary capital ratio, %	6.6	6.6	6.0
Loan loss ratio, net, %	0.2	0.1	0.1
Share of doubtful claims, %	0.0	0.4	0.1
Provision ratio for doubtful claims, %	102	59	85
No. of shares at beginning of period	527,808,843	351,872,562	351,872,562
No. of shares at end of period	527,808,843	527,808,843	527,808,843
* No. of shares in calculation	527,808,843	527,808,843	527,808,843

Profit by business area

SEK M January - September	Retail banking 2000	1999	Swedbank Markets 2000	1999	Asset Mgmt. incl. insurance 2000	1999	Other 2000	1999	Group 2000	1999
Income	9,770	8,689	2,253	1,533	2,749	1,874	3,374	2,109	18,146	14,205
Internal sales commissions	1,730	1,192	- 274	- 185	-1,456	-1,007				
Expenses	-5,848	-6,164	- 990	- 783	- 556	- 466	-2,058	-1,728	-9,452	-9,141
Profit before loan losses	**5,652**	**3,717**	**989**	**565**	**737**	**401**	**1,316**	**381**	**8,694**	**5,064**
Loan losses	- 684	- 367	0	- 7			- 196	10	- 880	- 364
Share of profit of associated companies	62	29					128	120	190	149
Operating profit	**5,030**	**3,379**	**989**	**558**	**737**	**401**	**1,248**	**511**	**8,004**	**4,849**
Estimated share-holders' equity	18,307	18,889	4,762	5,209	1,994	2,206	6,749	2,620	31,812	28,924
Return on equity after tax	26.3%	17.2%	19.9%	10.3%	35.5%	17.5%			23.7%	16.2%

The reported profit per business area includes both external and internal income and expenses. Internal sales commissions refer to market-based compensation paid to customer service units for brokered transactions. Shareholders' equity has been distributed according to capital adequacy regulations with the addition of unamortized goodwill in each business area. The return on equity for the business areas is calculated based on operating profit after minority interests and standard tax. The return on equity for the Group is calculated based on reported profit.

Retail Banking

Retail Banking comprises Local banks, FöreningsSparbanken by Internet, FöreningsSparbanken by Telephone, Spintab, FöreningsSparbanken Cards, FöreningsSparbanken Finans and jointly owned banks in Sweden.
Income including internal sales commissions rose by SEK 1,619 M or 16 percent compared with the first three quarters of 1999. Net interest income from local banks rose by approximately SEK 560 M thanks to higher deposit margins, but was affected negatively by approximately SEK 180 M by lower lending margins. Higher lending volumes raised net interest income by approximately SEK 190 M. Commissions developed very positively, mainly due to growth in fund and insurance savings. Expenses declined by 5 percent, while loan losses increased. Operating profit rose by SEK 1,651 M or 49 percent. The return on equity rose substantially, to 26.3 percent.

Swedbank Markets

Swedbank Markets comprises the Bank's capital market, international and large corporate customer operations, as well as securities brokerage and corporate finance.
Income rose during the third quarter, exceeding the corresponding period of 1999 by 47 percent thanks to continued growth in equity, fixed income and currency trading. Expenses were affected by increased revenue-related staff costs. The profit improvement compared with 1999 was SEK 431 M, an increase of 77 percent. The return on equity rose substantially, to 19.9 percent.

Asset Management

Asset Management comprises Robur, including Robur Försäkring and the Group's discretionary asset management.

Due to volume growth in fund and insurance savings, income rose by SEK 875 M or 47 percent compared January - September 1999. Despite higher internal sales commissions and expenses, profit improved by SEK 336 M or 84 percent. The return on equity rose substantially, to 35.5 percent.

Other

Other comprises income and expenses that do not fall under any of the business areas. This includes the Nordic/Baltic alliances, FöreningsSparbanken Fastighetsbyrå (real estate brokerage) and computer services for independent savings banks and jointly owned banks. Also included are capital gains on the sale of financial fixed assets, for example, the shares in Svensk Exportkredit AB and Bank Handlowy.

Quarterly profit trend by business area

SEK M	3Q 2000	2Q 2000	1Q 2000	4Q 1999	3Q 1999	2Q 1999
Retail Banking						
Income	3,281	3,212	3,277	3,253	2 947	2,848
Internal sales commissions	576	538	616	491	405	414
Expenses	- 1,970	-1,949	- 1,929	- 2,039	- 2,049	- 2,187
Profit before loan losses	1,887	1,801	1,964	1,705	1,303	1,075
Loan losses	- 163	-219	- 302	- 240	- 98	-1
Share of profit of associated companies	15	24	23	- 2	12	9
Profit after loan losses	**1,739**	**1,606**	**1,685**	**1,463**	**1,217**	**1,083**
Swedbank Markets						
Income	641	788	824	567	375	574
Internal sales commissions	- 89	-51	- 134	- 85	- 45	- 71
Expenses	- 274	-388	- 328	- 299	- 230	- 276
Profit before loan losses	278	349	362	183	100	227
Loan losses	0	0	0	- 4	- 2	- 4
Share of profit of associated companies						
Profit after loan losses	**278**	**349**	**362**	**179**	**98**	**223**
Asset Management						
Income	919	917	913	804	677	624
Internal sales commissions	- 487	-487	- 482	-406	- 360	-343
Expenses	- 204	-181	- 171	-216	- 158	-159
Profit before loan losses	228	249	260	182	159	122
Loan losses						
Share of profit of associated companies						
Profit after loan losses	**228**	**249**	**260**	**182**	**159**	**122**
Other						
Income	1,143	1,513	718	242	281	239
Internal sales commissions						
Expenses	- 658	-601	- 799	- 451	- 558	- 573
Profit/loss before loan losses	485	912	- 81	- 209	- 277	- 334
Loan losses	- 77	-71	- 48	-28	- 4	3
Share of profit of associated companies	21	69	38	18	48	53
Profit/loss after loan losses	**429**	**910**	**-91**	**- 219**	**- 233**	**- 278**

Profit and loss accounts

Period	Group				The Bank	
	Jan-Sept 2000	Jan-Sept 1999	%	Full Year 1999	Jan-Sept 2000	Jan-Sept 1999
SEK M						
Interest receivable	39,011	29,014	34	40,197	17,487	14,718
Interest payable	- 28,882	-20,723	39	-28,854	-12,224	-9,579
Net interest income (Note 1)	10,129	8,291	22	11,343	5,263	5,139
Dividends received	238	157	52	159	369	189
Commissions receivable	6,195	4,388	41	6,119	4,190	3,212
Commissions payable	- 1,184	- 847	40	- 1,216	- 672	- 498
Net commission income (Note 2)	5,011	3,541	42	4,903	3,518	2,714
Net profit on financial Operations (Note 3)	1,299	312	316	579	1,077	278
Other operating income	1,469	1,904	- 23	2,087	1,405	1,901
Total income	**18,146**	**14,205**	28	**19,071**	**11,632**	**10,221**
General administrative expenses						
- Staff costs	- 4,533	-4,432	2	- 5,792	-3,759	-4,006
- Surplus insurance refund from SPP	260				178	
- Other	- 4,242	- 4,142	2	- 5,556	-3,493	-3,740
Depreciation and write-down of tangible fixed assets	- 469	- 312	50	- 439	- 324	- 285
Amortization of goodwill	- 468	- 255	84	- 359	- 76	- 76
Total expenses	**- 9,452**	**9,141**	3	**12,146**	**-7,474**	**8,107**
Profit before loan losses	**8,694**	**5,064**	72	**6,925**	**4,158**	**2,114**
Loan losses, net (Note 4)	- 883	- 363	143	- 635	- 574	- 298
Change in value of property taken over (Note 4)	3	-1		- 1	3	0
Write-downs of financial fixed assets					- 105	- 40
Share of profit of associated companies	190	149	28	165		
Operating profit	**8,004**	**4,849**	65	**6,454**	**3,482**	**1,776**
Appropriations	- 17	49		70	- 18	62
Tax	-1,984	- 1,387	43	- 1,904	- 855	- 537
Minority interest	- 354	- 7		- 28		
Profit for the period	**5,649**	**3,504**	61	**4,592**	**2,609**	**1,301**

Note 1.

Of which charge for deposit guarantee	- 415	- 418	-1	- 556	- 406	- 409

The charge is calculated based on account deposits as of December 31 of the year prior to the year in question and amounts to 0.499 percent (0.516).

Quarterly profit trend for the Group

SEK M	3Q 2000	2Q 2000	1Q 2000	4Q 1999	3Q 1999	2Q 1999
Net interest income*	3,496	3,289	3,344	3,052	2,711	2,717
Commissions, net	1,670	1,629	1,712	1,362	1,202	1,258
Financial operations, net	451	416	432	267	184	23
Other income	367	1,096	244	185	183	287
Total income	**5,984**	**6,430**	**5,732**	**4,866**	**4,280**	**4,285**
Staff costs	-1,424	-1,579	-1,530	-1,360	-1,449	-1,564
Surplus insurance refund from SPP		260				
Other expenses	-1,682	-1,800	-1,697	-1,645	-1,546	-1,631
Total expenses	**-3,106**	**-3,119**	**-3,227**	**-3,005**	**-2,995**	**-3,195**
Profit before loan losses	**2,878**	**3,311**	**2,505**	**1,861**	**1,285**	**1,090**
Loan losses, incl. changes in value	- 240	- 290	- 350	- 272	- 104	- 2
Share of profit of associated companies	36	93	61	16	60	62
Operating profit	**2,674**	**3,114**	**2,216**	**1,605**	**1,241**	**1,150**
* Of which deposit guarantee fee	- 137	- 138	- 140	- 138	- 138	- 137

Note 2. Specification of net commission income

	Group		The Bank	
January – September, SEK M	**2000**	**1999**	**2000**	**1999**
Payment processing commissions	1,634	1,095	1,391	1,088
Brokerage	656	360	613	330
Asset management	2,543	1,792	1,220	895
Other securities commissions	96	125	104	123
Other commissions receivable	1,266	1,016	862	776
Total commissions receivable	**6,195**	**4,388**	**4,190**	**3,212**
Payment processing commissions	- 589	- 419	- 538	- 413
Securities commissions	- 145	- 68	- 104	- 50
Other commissions payable	- 450	- 360	- 30	- 35
Total commissions payable	**-1,184**	**- 847**	**- 672**	**- 498**
Total commissions, net	**5,011**	**3,541**	**3,518**	**2,714**

Note 3. Specification of net profit on financial operations

	Group		The Bank	
January – September, SEK M	**2000**	**1999**	**2000**	**1999**
Realized gains				
Shares/participating interests	371	79	291	55
Interest-bearing securities	328	- 94	309	- 85
Other financial instruments	29	2	- 1	4
Total	**728**	**- 13**	**599**	**- 26**
Unrealized changes in value				
Shares/participating interests	- 24	107	- 18	97
Interest-bearing securities	19	- 33	101	- 29
Other financial instruments	47	- 1	1	- 1
Total	**42**	**73**	**84**	**67**
Change in exchange rates	**529**	**252**	**394**	**237**
Total	1,299	312	1,077	278

Note 4. Specification of loan losses, net, and change in the value of property taken over

January – September, SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Claims assessed individually				
The period's write-down for established loan losses	1,350	1,719	663	1,143
Reversal of provisions previously made for anticipated loan losses	- 678	- 893	- 330	- 607
The period's provisions for anticipated loan losses	833	1 174	462	503
Recoveries from previous years' established loan losses	- 341	- 525	- 100	- 342
Recovered provisions for anticipated loan losses	- 314	- 1 156	- 164	- 390
The period's net expense for individually assessed claims	**850**	**319**	**531**	**307**
Claims assessed collectively				
The period's established loan losses	72	73	72	72
Recoveries from previous years' established loan losses	- 11	- 10	- 10	- 9
Allocations/withdrawals from loan loss reserve	- 26	- 22	- 9	- 32
The period's net expense for collectively assessed claims	**35**	**41**	**53**	**31**
Contingent liabilities				
The period's net expense for discharged guarantees and other contingent liabilities	-2	3	- 10	- 40
The period's net loan loss expense	**883**	**363**	**574**	**298**
Change in the value of property taken over	-3	1	-3	0
Total loan losses, net, and change in value of property taken over	**880**	**364**	**571**	**298**

Note 5. Problem loans

	Group			The Bank		
	9/30	12/31	9/30	9/30	12/31	9/30
SEK M	**2000**	**1999**	**1999**	**2000**	**1999**	**1999**
Doubtful claims, gross	3,638	4,544	5,200	1,661	2,129	2,520
Provisions for anticipated loan losses	3,710	3,879	3,076	1,576	1,600	1,842
Doubtful claims, net	**- 72**	**665**	**2,124**	**85**	**529**	**678**
Claims with interest concessions	164	225	274	49	97	106
Problem loans, net	**92**	**890**	**2,398**	**134**	**626**	**784**
Unsettled claims for which accrued interest has been entered as income	1,271	1,517	2,038	579	668	935
Property taken over to protect claims:	6	19	21	3	12	15
- Buildings and land	14	81	18	7	7	8
- Shares and participations	0	71	11	0	0	11
- Other	20	171	50	10	19	34
Doubtful claims as % of total lending	0.0%	0.1%	0.4%	0.0%	0.2%	0.3%
Provision ratio for doubtful claims	102%	85%	59%	95%	75%	73%

Balance sheets

SEK M	Group 9/30 2000	Group 12/31 1999	Group 9/30 1999	The Bank 9/30 2000	The Bank 12/31 1999	The Bank 9/30 1999
Loans to the public	617,279	569,409	520,118	220,159	191,162	204,133
Loans to credit institutions	107,415	104,516	105,164	133,638	135,536	142,996
Interest-bearing securities	65,131	58,427	40,795	63,468	44,256	39,786
- Financial fixed assets	*2,850*	*6,135*	*6,081*	*2,344*	*6,035*	*6,963*
- Financial current assets	*62,281*	*52,292*	*34,714*	*61,124*	*38,221*	*32,823*
Other assets	117,036	101,227	73,019	68,544	67,327	51,961
Total assets	**906,861**	**833,579**	**739,096**	**485,809**	**438,281**	**438,876**
Deposits and borrowings from public	242,452	210,537	206,699	225,250	197,539	203,953
Amounts owed to credit institutions	118,656	127,948	107,482	110,659	121,989	123,523
Debt securities in issue	371,018	344,082	295,919	59,370	40,506	38,811
Subordinated liabilities	30,603	25,352	24,244	21,256	15,204	16,564
Other liabilities	109,989	94,653	74,880	46,745	40,604	35,666
Shareholders' equity	34,143	31,007	29,872	22,529	22,439	20,359
Total liabilities, provisions and shareholders' equity	**906,861**	**833,579**	**739,096**	**485,809**	**438,281**	**438,876**

Derivatives

The Group uses derivatives in the normal course of business and for the purpose of hedging certain positions with regard to the value of equities, interest rates and currencies. The following specification is prepared in accordance with the directives of the Financial Supervisory Authority and includes all derivatives in the Group. Generally, derivatives are reported at fair value. Exceptions are made for derivatives that are accounted for as hedges. The deviations between book and fair value reported below correspond to opposing deviations for other positions included in the portion of the Group's operations covered by hedge accounting.

Specification of derivatives in the Group as of September 30, 2000

Derivatives with positive fair values or nil value

	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	7,868	6,734	31,887	24,008	2,204	1,795	0	0
Derivatives not reported on the balance sheet	31		1,037					

Derivatives with negative fair values

	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	8,247	7,710	13,432	14,109	2,061	1,644	0	0
Derivatives not reported on the balance sheet	11		16					

Statement of cash flows

January – September SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Liquid assets at beginning of period *	**75,159**	**54,486**	**53,994**	**54,819**
Operating activities				
Operating profit	8,004	4,849	3,482	1,776
Adjustments for non-cash items including taxes paid	2,528	363	5,507	6,269
Increase/decrease in receivables from credit institutions	- 10,896	- 6,507	- 9,582	- 25,406
Increase/decrease in loans to the public	- 15,627	1,396	2,945	10,452
Increase/decrease in holdings of securities classified as current assets	- 7,345	3,177	- 5,717	5,414
Increase in deposits and borrowings from the public, including retail bonds	961	545	2,690	8,265
Increase/decrease in amounts owned to credit institutions	- 5,155	4,655	- 4,495	10,314
Change in other assets and liabilities, net	- 7,893	3,455	- 4,534	- 1,184
Cash flow from operating activities	**-35,423**	**11,933**	**- 9,704**	**15,900**
Investing activities				
Purchase of fixed assets	- 1,643	- 2,165	- 720	- 2,141
Sale of fixed assets	2,305	5,078	2,766	4,955
Branch sales	114	17	114	17
Cash flow from investing activities	**776**	**2,930**	**2,160**	**2,831**
Financing activities				
Issuance of interest-bearing securities	92,006	82,538	7,957	6,736
Redemption of interest-bearing securities	- 72 230	-94,000	- 3,507	- 1,894
Increase/decrease in other funding	251	17,838	12,939	- 8,739
Dividend paid	- 2,639	- 2,463	- 2,639	- 2,463
Employee warrants	120		120	
Cash flow from financing activities	**17,508**	**3,913**	**14,870**	**-6,360**
Cash flow for the period	**-17,139**	**18,776**	**7,326**	**12,371**
Exchange rate differences in liquid assets	- 122			
Liquid assets at end of period *	**57,898**	**73,262**	**61,320**	**67 190**
* of which securities pledged for OM, etc.				
at beginning of period	4,657	4,769	4,657	4,769
at end of period	7,564	7,357	7,564	7,357

Liquid assets include cash and balances with central banks, for net claims the net of demand loan receivables and demand loan liabilities with maturities up to five days, and Treasury bills, other bills and mortgage bonds eligible for refinancing with Sveriges Riksbank, taking into account repos and short-selling.

Ratings

S&P Short	S&P Long	Moody's Short	Moody's Long	BFSR*	Bankwatch Short	Bankwatch Long	Bankwatch Issuer	FitchIBCA Short	FitchIBCA Long	Japan R/I Long
FöreningsSparbanken										
A-1	A	P-1	Aa3	B	TBW-1	AA-	B/C	F-1	A+	AA-
Spintab										
A-1	-	P-1	Aa3	-	TBW-1	AA-	B/C	F-1+	AA-	-
Hansapank										
A-2	BBB	P-2	Baa1	D+	-	-	-	-	-	-
FIH										
-	-	P-1	A1	-	-	-	-	-	-	-

Stockholm, October 27, 2000
FöreningsSparbanken AB (publ)

Birgitta Johansson-Hedberg
President and Chief Executive Officer

This interim report has not been reviewed by the Bank's auditors.

For further information, please contact:
Nils-Fredrik Nyblæus, Deputy President, Accounting and Finance,
phone + 46 8 5859 2532
Staffan Salén, Vice President, Investor Relations and Information,
phone + 46 8 5859 2779

Financial information
The Group's financial reports can be accessed on FöreningsSparbanken's home page at http://www. foreningssparbanken.se/ir or at the nearest branch of FöreningsSparbanken. Current financial information is also published in Sweden on TV4's text-TV, page 182. The next issue of the Swedish shareholder magazine *Banktidningen* will be published in February 2001.

FöreningsSparbanken will release earnings reports on the following dates 2001:

Year-end report for 2000	February 15
Interim report January-March 2001	April 27
Interim report January-June 2001	August 23
Interim report January-September 2001	October 23

The 2001 Annual General Meeting will be held in Stockholm on April 5.

Interim report for FöreningsSparbanken (Swedbank) January - June 2000 August 24, 2000

Operating profit excluding capital gains more than doubled

- Operating profit rose to SEK 5,330 M (3,608)
- Operating profit excluding capital gains rose by 105 percent to SEK 4,630 M (2,258)
- The return on equity was 24.5 percent (18.1)
- Income excluding capital gains rose by 34 percent
- Net commission income rose by 43 percent to SEK 3,341 M (2,339)
- Net interest income rose to SEK 6,633 M (5,580)
- Earnings per share amounted to SEK 7.20 (4.92)
- As of June 30 the Group had more than 760,000 Internet bank users
- Aggressive efforts in e-business:
  - Internet bank to be launched in Denmark this autumn
  - Purchasing portal launched in alliance with Telia
- 80 percent of staff purchased warrants in the bank
- Sale of shareholdings in Bank Handlowy and Svensk Exportkredit AB

Group profits

The Group's operating profit for the first half of 2000 amounted to SEK 5,330 M (3,608). Excluding capital gains, operating profit rose by SEK 2,372 M or 105 percent. The return on equity amounted to 24.5 percent (18.1) and earnings per share were SEK 7.20 (4.92). Excluding capital gains, the return on equity was 20.9 percent (12.7).

Net interest income rose

The Group's net interest income amounted to SEK 6,633 M (5,580). FIH and Hansapank, which were not included in the Group in the first half of 1999, contributed SEK 778 M. As a result, other net interest income rose by 5 percent. Higher deposit margins and lending volumes had a positive impact on net interest income, while Swedbank Market's net interest income had a negative impact, in spite of an otherwise strong improvement in income which is reflected in net profit on financial operations.

Substantial increase in net commission income

Net commission income rose by SEK 1,002 M or 43 percent to SEK 3,341 M (2,339). The improvement is attributable to higher management commissions on fund investments, including the pension and life insurance operations of Robur Försäkring, higher brokerage income and an increase in payment commissions. Net commission income in Hansapank and FIH totaled SEK 229 M.

Net profit on financial operations

Net profit on financial operations rose to SEK 848 M (128), primarily attributable to Swedbank Markets' strong profit.

Other income

Other income amounted to SEK 1,104 M in the first half of 2000, compared with SEK 1,734 M in the corresponding period of 1999. The figure for the first half of 2000

includes a capital gain of SEK 250 M on the sale of shares in Svensk Exportkredit AB as well as a gain of approximately SEK 450 M on the sale of the shareholding and convertible debentures in Bank Handlowy. The figure for the first six months of 1999 includes approximately SEK 1,350 M for capital gains on property sales.

Expenses

Expenses in the first half of 2000 amounted to SEK 6,346 M (6,146). FIH and Hansapank, which were not included in the Group during the first half of 1999, accounted for SEK 618 M. Excluding FIH and Hansapank, the Group's total expenses thus declined by SEK 418 M or 7 percent.

Staff costs rose by SEK 126 M or 4 percent to SEK 3,109 M (2,983). At FIH and Hansapank, staff costs amounted to SEK 221 M. Included in staff costs is an increase in profit-related bonuses of approximately SEK 190 M and approximately SEK 70 M in subsidized expenses for the employee warrant program. During the first half of the year SEK 53 M was allocated to the Kopparmyntet profit-sharing fund for 1999. Staff costs for comparable units thus declined by SEK 408 M or 14 percent.

Since the mid-1990s the insurance company SPP has generated surpluses due to investment returns in excess of the corresponding rate of increase in pension commitments. The surpluses that arose through 1998 have been redistributed by company. Rules for refunds were established in the spring of 2000, and information is provided in FöreningsSparbanken's reports as of the second quarter of 2000. The discounted present value of the surplus funds, approximately SEK 260 M, is reported separately as a deduction under "General administrative expenses."

During the period the Group's total IT expenses, after deducting income from independent savings banks and jointly owned banks, amounted to approximately SEK 1,050 M (1,120). Of IT expenses, Hansapank and FIH accounted for approximately SEK 80 M. Consequently, in other parts of the Group IT expenses declined by SEK 150 M or 13 percent.

During the year investments of slightly over SEK 200 M will be made in the bank's Danish Internet banking project, of which approximately SEK 25 M was charged to expenses for the first half year. FöreningsSparbanken is also planning to invest a portion of the funds that were freed up from the sale of shares and convertible debentures in Bank Handlowy in a further expansion of its e-business presence.

Change in the number of full-time positions since 1996

	June 30 2000	March 31 2000	Dec. 31 1999	Sep. 30 1999	June 30 1999	Dec. 31 1998	Dec. 31 1996
Permanent employees	9,026	9,040	9,002	8,950	8,978	9,146	12,350
Resource Bank	0	0	0	300	383	1,080	0
Early retirement, etc.	0	0	0	307	333	450	0
Temporary employees	704*	709	820	954	1,052*	1,058	399
Subtotal	**9,730**	**9,749**	**9,822**	**10,511**	**10,746**	**11,734**	**12,749**
Hansapank	3,078	2,927	2,825				
FIH	151	138	144				
Total	**12,959**	**12,814**	**12,791**				

* Including vacation replacements

Continued low loan losses

The loan loss level was 0.2 percent (0.1). Loan losses amounted to SEK 640 M (260), of which FIH and Hansapank accounted for SEK 107 M. The Group's problem loans, net, amounted to SEK 182 M (2,947) as of June 30, 2000. The share of doubtful claims declined to 0.01 percent (0.5), while the provision ratio for doubtful claims rose to 99 percent (57). Excluding FIH and Hansapank, problem loans, net, amounted to SEK 1,026 M and the provision ratio was 74 percent.
A specification of loan losses and problem loans is provided in Notes 3 and 4.

Lower tax expense

The tax expense for the period amounted to SEK 1,284 M (1,061), or an effective tax rate of 24 percent. The lower tax rate is primarily due to a higher share of non-taxable income and the elimination of corporate taxes in Estonia as of January 2000. For the corresponding period of 1999 the tax rate was 29 percent, mainly due to higher taxable than reported capital gains on property sales.

Continued low international risk exposure and interest rate risk

FöreningsSparbanken's international risk exposure remains low. An increase in market interest rates of one percentage point as of June 30, 2000 would have reduced the value of the Group's interest-bearing assets and liabilities, including derivatives, by approximately SEK 683 M (490), of which approximately SEK 485 M (535) relates to positions in SEK and approximately SEK 198 M (positive 45) to positions denominated in foreign currency.

The increase in the Group's interest rate risk is attributable to foreign currency and primarily to Hansapank and FIH. An increase in interest rates of one percentage point would have reduced the Group's net profit on financial operations by approximately SEK 286 M (110) as of June 30, 2000. The Group also holds positions in inflation-indexed instruments, denominated in SEK, which a one-percent increase in real interest rates would have reduced in value by SEK 36 M (55) as of June 30, 2000, of which SEK 2 M would affect reported net profit on financial operations.

Capital adequacy ratio 11.6 percent

On June 30, 2000 the capital adequacy ratio amounted to 11.6 percent (11.7), of which the primary capital ratio was 6.8 percent (6.6). Market risks as a share of the total capital adequacy ratio amounted to 0.5 percentage points (0.3).
Profit for the first half of 2000 and 1999 is included in the capital base.

Specification of capital adequacy

SEK M	**June 30 2000**	**Dec. 31 1999**	**June 30 1999**
Primary capital	32,022	26,785	25,496
Supplementary capital	24,278	22,486	22,905
Less shares, etc.	- 3,074	-3,650	- 3,067
Expanded portion of capital base	844	854	
Capital base	**54,070**	**46,475**	**45,334**
Risk-weighted amount for credit risks	449,594	429,972	376,327
Risk-weighted amount for market risks	18,742	17,316	10,084
Total risk-weighted amount	**468,336**	**447,288**	**386,411**
Capital adequacy ratio, %	11.6	10.4	11.7
Primary capital ratio, %	6.8	6.0	6.6

As of June 30, 2000 the FöreningsSparbanken financial companies group includes the FöreningsSparbanken Group, Eskilstuna Rekarne Sparbank AB, Färs och Frosta Sparbank AB, FöreningsSparbanken Sjuhärad AB, FöreningsSparbanken Söderhamn AB, Bergslagens Sparbank AB, Aktia Sparbank Ab in Finland and Sparebank 1 Gruppen in Norway. The Group's insurance companies are not included.

Business volumes

Savings

Customer savings in FöreningsSparbanken amounted to approximately SEK 535 billion (469) as of June 30, 2000, of which savings in Hansapank and FIH amounted to approximately SEK 14 billion.

Savings and investments, the Group

SEK billion	June 30 2000	Dec. 31 1999	June 30 1999
Deposits from the public			
Households, SEK	114.8	116.9	123.7
Other, SEK	69.7	71.9	65.2
Households, foreign currency (1)	6.9	5.4	
Other, foreign currency (2)	17.5	11.7	8.8
Total	**208.9**	**205.9**	**197.7**
Discretionary management	23.0	24.4	27.5
Fund management	293.0	290.5	231.1
Retail bonds, interest-bearing	4.0	6.0	5.7
Retail bonds, stock index	5.5	5.1	5.6
Unit-linked insurance	45.3	39.6	27.1
of which in own companies	*-44.5*	*- 37.9*	*- 26.0*
Total	**535.2**	**533.6**	**468.7**

(1) Of which Hansapank SEK 6.9 billion on June 30, 2000 (SEK 5.4 billion on December 31, 1999).
(2) Of which FIH SEK 0.2 billion and Hansapank SEK 6.8 billion on June 30, 2000 (SEK 0.2 and 5.4 billion, respectively, on December 31, 1999).

Household deposits

Household deposits amounted to approximately SEK 122 billion (124) as of June 30, 2000, of which Hansapank accounted for approximately SEK 7 billion. Other deposits rose to SEK 87 billion (74), of which Hansapank and FIH accounted for approximately SEK 7 billion.

Rise in Robur's fund assets and number of customers

Net contributions to Robur's funds during the past 12-month period totaled slightly over SEK 8.7 billion, of which SEK 9.1 billion was attributable to insurance savings in Robur Försäkring. Robur's share of net savings in the fund market was 14.4 percent during the same period. Net contributions to Robur's funds during the past quarter amounted to approximately SEK 1.7 billion (6.1), the large part of which was attributable to insurance savings. Robur's share of gross savings in the fund market was 27 percent during the past quarter, while its share of net savings amounted to 10 percent. The difference in large part reflects the current spending tendencies of the bank's customers. For equity funds, Robur's

market share during the quarter was 17 percent of net savings and 27 percent of gross savings.

Fund management by Robur

	June 30 2000	Dec. 31 1999	Dec. 31 1998	Dec. 31 1997
Assets under management (SEK bn)	293	291	193	158
Number of customers (thousands)	2,550	2,350	2,200	2,000
Swedish equities, %	32.5	33.8	42.1	-
Foreign equities, %	46.9	43.6	27.0	-
Interest-bearing securities, %	20.6	22.6	30.9	-
Insurance savings Robur Försäkring				
Assets under management (SEK bn)	45	40	19	10
Number of policies (thousands)	438	360	182	108

Assets under management by Robur amounted to SEK 293 billion (231) as of June 30, 2000, an increase of SEK 62 billion or 27 percent during the past 12-month period. Robur's market share for assets under management in the fund market was 32.7 percent on June 30, 2000. The number of customers who invest in Robur's funds has risen to slightly over 2.5 million during the year.

The subsidiary FöreningsSparbanken Kapitalförvaltning manages assets of SEK 36.5 billion (37.5), of which SEK 16.0 billion (13.4) in the funds of Robur.

Unit-linked insurance growing substantially

During the first half of the year sales (premiums paid) of unit-linked insurance rose by 44 percent compared with a year earlier. As of June 30, 2000 assets under management by Robur Försäkring (formerly SparFond) amounted to approximately SEK 45 billion (27), an increase of about SEK 18 billion or 67 percent since June 30, 1999.

On a moving 12-month basis the market share for new unit-linked insurance policies was 27.5 percent as of June 30, 2000, making Robur Försäkring the leader in the Swedish market. At the end of June Robur Försäkring had around 438,000 (307,000) policies. In addition, it has around 950,000 group life insurance policyholders.

Lending rose

The Group's net lending to the public and credit institutions other than banks and the National Debt Office, excluding repurchase agreements (repos), amounted to approximately SEK 579 billion (505) as of June 30, including total lending of approximately SEK 61 billion in Hansapank and FIH. During the first half-year lending rose by approximately SEK 11 billion or 2 percent, the large part of which relates to local banks in Sweden.

Loans to the household sector amounted to approximately SEK 261 billion (245). Household lending rose by approximately SEK 7 billion or 3 percent compared with December 31, 1999, of which approximately 5 billion amount to mortgage-lending in Spintab.

Lending, the Group

SEK billion	June 30 2000	Dec. 31 1999	June 30 1999
Households (1)	260.9	254.1	244.9
Of which Spintab	*203.3*	*198.2*	*193.2*
Real estate management	129.5	130.3	123.7
Retail, hotels, restaurants	21.9	21.2	15.7
Construction	9.3	8.2	7.2
Manufacturing	40.8	39.5	12.0
Transportation	9.6	9.1	4.5
Forestry and agriculture	24.2	23.1	21.8
Other service businesses	13.4	14.0	13.1
Other business lending, incl. credit institutions	40.2	38.6	34.4
Municipalities (2)	15.0	16.7	15.5
Other	14.6	12.8	12.2
Total	**579.4**	**567.6**	**505.0**
Repurchase agreements (repos)	27.5	5.9	14.6
Total lending (3)	**606.9**	**573.5**	**519.6**

(1) Of which Hansapank SEK 2.4 billion on June 30, 2000 (SEK 2.1 billion on December 31, 1999).
(2) Municipal companies not included.
(3) Of which FIH SEK 49.6 billion and Hansapank SEK 11.8 billion on June 30, 2000 (SEK 48.0 and 10.3 billion, respectively, on December 31, 1999).

Payments increased

Cards
FöreningsSparbanken's card operations reported continued growth. As of June 30 the bank had approximately 2.5 million cards in issue, an increase of approximately 60,000 or slightly over 2 percent compared with the first half of 1999. The number of card transactions cleared rose substantially, to approximately 79 million (61), up 30 percent compared with the first half of 1999.

Internet payments
The number of Internet payments more than doubled during the period and amounted to approximately 14 million during the first half-year, compared with approximately 6 million during the first six months of 1999.

E-billing on the rise
The popularity of electronic billing (e-billing) among the Bank's business customers continues to rise. With the service, bills are sent directly to customers' online bank accounts, where they can safely and conveniently approve payment. During the second quarter of the year 22 new companies signed up for the service, which means that 43 in all, many in the energy and communication sectors, are now offering e-billing to their customers.

Focus on secure payments
Secure online payments are an issue that has increased in importance in pace with the growth in electronic commerce. The bank has, among other things, listed all the companies

that offer secure payment over the Internet via FöreningsSparbanken's various payment systems on its home page under "Handla på Internet" (*Buying online*), so that customers can easily find out which companies offer such services.

e-Business

Internet bank and financial portal to be launched in Danish market this autumn

The development and establishment of an Internet bank and financial portal in the Danish retail market is progressing according to plan, with a launch scheduled for November. In addition to becoming the leading Internet bank in Denmark, one goal of the project is to create reproducibility, i.e. to be able to reuse concepts and technologies in other markets. The Internet bank will offer a turn-key solution for the financial needs of retail customers, including a complete range of products, services and advice in the areas of savings (including funds and stock trading), lending and payments. The Internet bank will offer products and services from within the Group as well as from third parties, which will be sold on a commission basis.

Development of a common standard for secure online ID

Work is under way together with a number of other Swedish banks to develop a common standard for secure online identification. Existing Internet banking methods will be used, and the first application could be ready by year-end. Secure ID facilitates contacts with government agencies and e-commerce.

More than 760,000 Internet bank users in the Group

As of June 30, 2000 the number of Internet bank users in the Group topped 760,000, of whom 75,000 were telephone banking customers with the simplified Internet banking service and around 140,000 customers of Hansapank. Of the Swedish users with full Internet accounts, approximately 506,000 were retail customers and 40,000 business customers. The growth rate for FöreningsSparbanken's Internet bank has increased since mid-year and in August is between 8,000 and 10,000 customers a week.

Customers of the Group's Internet banking services

	June 30 2000	Mar. 31 2000	Dec. 31 1999	Dec. 31 1998	Dec. 31 1997
No. of customers in Sweden	546,000	496,000	387,000	170,000	63,000
Of whom retail customers	*506,000*	*462,000*	*361,000*	-	-
Of whom business customers	*40,000*	*34,000*	*26,000*	-	-
Telephone bank via the Internet	75,000	100,000	100,000	-	-
No. of customers in Baltic region	140,000	120,000	-	-	-
Total no. of customers	**761,000**	**716,000**	**487,000**	**170,000**	**63,000**

Growing number of Internet transactions

The number of Internet payments more than doubled during the first half of 2000 compared with the first half of 1999, from 6 to 14 million. During the first six months of the year 22 percent of giro payments were made online. In the corresponding period of 1999 the share was 11 percent. The number of fund purchases and redemptions via the Internet topped 560,000 during the first half-year, an increase of approximately 368,000 compared with the year-earlier period, corresponding to 20 percent of the total number of fund purchases and redemptions within the Group.

Upgrade of online services for small and medium-size businesses

By 2005 FöreningsSparbanken has the ambition to be the best banking alternative for small and medium-size businesses. As part of an improvement in services for its 228,000 small and medium-size business customers, the bank is planning to comprehensively upgrade its overall Internet offerings to business customers this autumn. From a single web site, customers will be able to access FöreningsSparbanken via the Internet for Businesses, which will include a number of new functions added during the year, such as electronic salary statements, payroll lists, salary payments, international payments and the opportunity to view foreign currency accounts and related transactions. On the same web site, which will be continuously expanded based on customer needs, the bank's full range of services and expertise will be made available, along with tools, payment calculators, access to government information, etc.

Upgrade of FöreningsSparbanken via the Internet for retail market

As an element in the overall effort to made the Bank more easily accessible for customers, FöreningsSparbanken via the Internet is being continuously enhanced in terms of functionality and product and service offerings. The latest improvements, launched in June, focus on the dialogue between the bank and customers, in order to increase interactivity. This improves opportunities for online sales, allowing the bank's advisors to send secure, personalized messages, e.g. offers, to select customers. Moreover, a new electronic service, e-salary statements, was introduced, along with increased information on Spintab loans, fund accounts and foreign currency accounts for customers of each product.

NetTrade online equity trading

As of June 30, 2000 FöreningsSparbanken's online equity trading service, NetTrade, had slightly over 31,000 customers, an increase of about 13,000 or 72 percent since June 30, 1999. During the last quarter NetTrade accounted for approximately 23 percent of stock trades through FöreningsSparbanken's local banks. To ensure the highest level of customer service, the number of new accounts has been limited since NetTrade re-opened in March. Each week approximately 1,000 new customers are being added.

Spintab's Internet loan, www.lanet.se

Spintab, like other parts of the Group, has actively promoted online sales and information and, as mentioned in the previous interim report, introduced a new Internet-based mortgage loan for private customers in late January 2000. Since it's launch last spring, the online loan has attracted around 1,500 applications.

FöreningsSparbanken by Telephone continues to grow

As of June 30, 2000 approximately 950,000 customers (750,000) used FöreningsSparbanken by Telephone with personal assistance, an increase of 200,000 or 27 percent during the past year. The goal for 2000 of one million customers using personal assistance should be met as early as this autumn. The number of telephone banking customers who use the self-service option totaled approximately 1.9 million (1.8), an increase of 6 percent in the past year. The number of self-service visits to the Telephone Bank rose by 4 percent compared with the corresponding period of 1999. The number of visitors to the Telephone bank using personal assistance also rose by 4 percent during the first half of 2000 compared with the corresponding period a year earlier.

Customers' interest in banking by telephone and Internet is reflected in the many relatively complex questions that have arisen regarding loans, pension savings and endowment insurance. To handle the growing activity and demand for more extensive competence, FöreningsSparbanken by Telephone intends to transfer and hire 150 employees.

Other

FöreningsSparbanken, SEB, MeritaNordbanken and Handelsbanken acquire Postgirot

FöreningsSparbanken, Handelsbanken, MeritaNordbanken and SEB are joining together to form a unified Swedish giro system, Svenska Girot AB. Svenska Girot is acquiring Postgirot and will take over the banks' shares in Bankgirot and Privatgirot. As the largest buyer of services from the giro system, FöreningsSparbanken will benefit greatly from the cost savings resulting from the consolidation of the postal and bank giros. The transaction requires the approval of the appropriate authorities.

Sale of interest in Svensk Exportkredit AB has positive impact on earnings

Along with Sweden's other commercial banks, FöreningsSparbanken has divested its interest in Svensk Exportkredit AB. For FöreningsSparbanken, this positively impacted operating profit by approximately SEK 250 M.

New agreement on cooperation with independent savings banks

FöreningsSparbanken has signed a new framework agreement with the independent and jointly owned banks. The agreement extends until year-end 2004, after which it will automatically be extended for two years at a time.

Strong interest in employee warrants

Slightly over 80 percent of FöreningsSparbanken's employees and members of local bank boards have accepted the offer to buy warrants in FöreningsSparbanken AB. Each warrant, which costs SEK 15 and expires in slightly over five years, carries the right to subscribe for one new share. The subscription price is SEK 187. A total of 8,010,500 warrants were acquired. The warrant program will increase the number of shares in issue by 1.52 percent if all the shares are subscribed for by the time the warrants expire in 2005. In connection with the offer, certain employees received a subsidy to subscribe for the warrants, due to which the second-quarter figures include a subsidy expense of approximately SEK 70 M.

Nordic/Baltic alliances

Denmark

FöreningsSparbanken owns 59.7 percent of FI-Holding, which in turn owns nearly 100 percent of FIH.
FIH's operating profit for the first half of 2000 amounted to SEK 378 M (400). Its return on equity was 14.9 percent (16.7). Lending rose by 3.3 percent to SEK 49.6 billion on June 30, 2000. Total assets amounted to SEK 75 billion (64).

The work under way to launch an Internet bank in the Danish retail market continues, and plans to launch an Internet banking concept during the autumn remain unchanged (see above).

Baltic states

FöreningsSparbanken's share of voting rights in AS Hansapank is 52.6 percent. Hansapank reported an operating profit for the first half of 2000 of SEK 326 M (250). The return on equity was 23.6 percent (17.8). Deposits and borrowings from the bank's customers rose by 28 percent during the first six months to SEK 13.7 billion. Total assets as of June 30 amounted to SEK 22.1 billion (17.3).

The number of Internet banking customers rose by approximately 40 percent during the period to around 140,000, of a total of approximately 1.1 million retail customers.

Norway

FöreningsSparbanken owns 25 percent of SpareBank 1 Gruppen. The Norwegian authorities have approved the merger of SpareBank 1 Gruppen and VÅR-gruppen. The acquisition is expected to be implemented during the third quarter of 2000. The financing solution will require an additional investment from FöreningsSparbanken of NOK 325 M in the form of subscribed capital. FöreningsSparbanken's ownership interest will not be affected by the investment. Following the merger, Sparebank 1 Gruppen will be the fourth largest banking and financial group in Norway, with total assets of nearly NOK 200 billion.

Poland

During the second quarter FöreningsSparbanken agreed to sell its entire holding in Poland's Bank Handlowy to Citibank. The transaction gave FöreningsSparbanken a capital gain of approximately SEK 450 M.

Finland

FöreningsSparbanken owns 25 percent of Aktia Sparbank in Finland. Aktia reported a substantial improvement in profit in the first half of 2000. Operating profit amounted to approximately SEK 202 M. Excluding nonrecurring income, profit was approximately SEK 162 M, nearly double the previous-year figure. The improvement was primarily due to a strong increase in income. Net interest income rose by 20 percent and net commission income by approximately 53 percent.

Highlights after June 30, 2000

Anders Ek new president of Robur

As previously announced, Anders Ek on August 1 took over as president of Robur AB with Group Management responsibility for the business area Savings.

Alliance formed with Telia to facilitate online purchasing

Telia and FöreningsSparbanken are forming a joint company to develop marketplaces that will initially focus on public sector purchasing. The new company, which will take over the operations that Telia started in 1997, will be based on Telia's established technical platform and leading position in the market as well as FöreningsSparbanken's financial expertise and strong ties to the municipal sector. From the start, the new company will have around 30 customers in Sweden and an estimated turnover of SEK 80 M this year.
FöreningsSparbanken and Telia will each initially own 50 percent of the new company, but are planning to broaden its ownership base and eventually take the company public.
FöreningsSparbanken is acquiring 50 percent of the shares in the company for SEK 250 M.

Key ratios for the Group

January – June	2000	1999
Return on equity, %	24.5	18.1
Earnings per share, SEK	7.20	4.92
Operating profit per share, SEK	6.88	4.92
Equity per share, SEK	61.07	54.87
I/E ratio before loan losses	1.94	1.63
I/E ratio after loan losses	1.76	1.56
Capital adequacy ratio, %	11.6	11.7
Primary capital ratio, %	6.8	6.6
Loan loss ratio, net, %	0.2	0.1
Share of doubtful claims, %	0.0	0.5

BUSINESS AREA REPORT

Profit by business area

SEK M January - June	Retail banking 2000	Retail banking 1999	Swedbank Markets 2000	Swedbank Markets 1999	Asset Mgmt. incl. insurance 2000	Asset Mgmt. incl. insurance 1999	Other 2000	Other 1999	Group 2000	Group 1999
Income	6,489	5,742	1,612	1,158	1,830	1,197	2,231	1,828	12,162	9,925
Internal sales commissions	1,154	787	-185	-140	- 969	- 647				
Expenses	-3,878	-4,115	- 716	-553	-352	- 308	-1,400	-1,170	-6,346	-6,146
Profit before loan losses	3,765	2,414	711	465	509	242	831	658	5,816	3,779
Loan losses	- 521	- 269	0	-5			-119	14	- 640	- 260
Share of profit of associated companies	47	17					107	72	154	89
Operating profit	3,291	2,162	711	460	509	242	819	744	5,330	3,608
Estimated share-holders' equity	18,058	18,443	4,436	5,280	2,040	2,276	6,460	2,609	30,994	28,608
Return on equity after tax	26.2%	16.9%	23.1%	12.5%	35.9%	15.3%			24.5%	18.1%

The reported profit per business area includes both external and internal income and expenses. Internal sales commissions refer to market-based compensation paid to customer service units for brokered transactions. Shareholders' equity has been distributed according to capital adequacy regulations with the addition of unamortized goodwill in each business area.

The return on equity for the business areas is calculated based on operating profit after minority interests and standard tax. The return on equity for the Group is calculated based on reported profit.

Retail Banking

Retail Banking comprises Local banks, FöreningsSparbanken by Internet, FöreningsSparbanken by Telephone, Spintab, FöreningsSparbanken Cards, FöreningsSparbanken Finans and jointly owned banks in Sweden.

Income including internal sales commissions rose by SEK 1,114 M or 17 percent compared with the first six months of 1999. Net interest income from local banks rose by approximately SEK 370 M due to higher deposit margins, but was affected negatively by

approximately SEK 50 M by lower lending margins. Commissions developed very positively, mainly due to growth in fund and insurance savings.
Expenses declined by 6 percent, while loan losses increased. Operating profit rose by SEK 1,129 M or 52 percent. The return on equity rose substantially, to 26.2 percent.

Swedbank Markets

Swedbank Markets comprises the Bank's capital market, international and large corporate customer operations, as well as securities brokerage and corporate finance.
Income rose during the year's first six months and exceeded the corresponding period of 1999 by 39 percent due to growth in equity trading and trading operations. Expenses were affected by increased income-related staff costs. The profit improvement compared with 1999 was SEK 251 M, an increase of 55 percent. The return on equity rose substantially, to 23.1 percent.

Asset Management

Asset Management comprises Robur, including Robur Försäkring and the Group's discretionary asset management.
Due to volume growth in fund and insurance savings, income rose by SEK 633 M or 53 percent compared with the first half of 1999.
Although internal sales commissions and expenses rose, profit improved by SEK 267 M or 110 percent. The return on equity rose substantially, to 35.9 percent.

Other

Other comprises income and expenses that do not fall under any of the business areas. This includes the Nordic/Baltic alliances, FöreningsSparbanken Fastighetsbyrå (real estate brokerage) and computer services for independent savings banks and jointly owned banks. Also included are capital gains on the sale of financial fixed assets, for example, the shares in Svensk Exportkredit AB and Bank Handlowy.

For quarterly profit trends by business area, see appendix.

Profit and loss accounts

January - June SEK M		Group 2000	1999	Change %	The Bank 2000	1999
Interest receivable		25,132	19,580	28	10,927	9,894
Interest payable		-18,499	-14,000	32	- 7,498	- 6,431
Net interest income	Note 1	6,633	5,580	19	3,429	3,463
Dividends received		236	144	64	368	176
Commissions receivable		4,146	2,914	42	2,824	2,166
Commissions payable		- 805	- 575	40	- 465	- 342
Net commission income		3,341	2,339	43	2,359	1,824
Net profit on financial operations	Note 2	848	128	563	726	97
Other operating income		1,104	1,734	- 36	1,061	1,702
Total income		**12,162**	**9,925**	**23**	**7,943**	**7,262**
General administrative expenses						
- Staff costs		- 3,109	- 2,983	4	- 2,583	- 2,702
- Surplus insurance refund from SPP		260			160	
- Other		- 2,878	- 2,796	3	- 2,365	- 2,527
Depreciation and write-down of tangible fixed assets		- 308	- 198	56	- 215	- 180
Amortization of goodwill		- 311	- 169	84	- 51	- 50
Total expenses		**- 6,346**	**- 6,146**	**3**	**- 5,054**	**- 5,459**
Profit before loan losses		**5,816**	**3,779**	**54**	**2,889**	**1,803**
Loan losses, net	Note 3	- 643	- 258	149	- 458	- 215
Change in value of property taken over	Note 3	3	-2	-	3	0
Write-downs of financial fixed assets					-105	- 40
Share of profit of associated companies		154	89	73		
Operating profit		**5,330**	**3,608**	**48**	**2,329**	**1,548**
Appropriations		-15	53	-	-16	53
Tax		-1,284	- 1,061	21	- 537	- 475
Minority interest		- 231	- 4	-		
Profit for the period		**3,800**	**2,596**	**46**	**1,776**	**1,126**

<u>Note 1.</u>

Of which charge for deposit guarantee. The charge is calculated based on account deposits as of December 31 of the year prior to the year in question and amounts to 0.499 percent (0.516).	- 278	- 280	-1	- 272	- 273

Note 2. Specification of net profit on financial operations

January – June, SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Capital gains				
Shares and participations	326	73	255	54
Interest-bearing securities	209	-44	194	- 46
Other financial instruments	-8	3	0	4
Total	**527**	**32**	**449**	**12**
Unrealized changes in value				
Shares and participations	-66	-3	-37	- 17
Interest-bearing securities	14	-92	89	- 79
Other financial instruments	74	-2	0	-2
Total	**22**	**-97**	**52**	**- 98**
Exchange rate fluctuations	299	193	225	183
Total	848	128	726	97

Note 3. Specification of loan losses, net, and change in the value of property taken over

January – June, SEK M	Group 2000	Group 1999	The Bank 2000	The Bank 1999
Claims assessed individually				
The period's write-down for established loan losses	1,023	1,090	513	701
Reversal of provisions previously made for anticipated loan losses	-566	- 603	-275	- 386
The period's provisions for anticipated loan losses	652	1 165	397	499
Recoveries from previous years' established loan losses	-233	- 429	-74	- 296
Recovered provisions for anticipated loan losses	-260	- 986	-131	- 273
The period's net expense for individually assessed claims	616	237	430	245
Claims assessed collectively				
The period's established loan losses	48	46	47	45
Recoveries from previous years' established loan losses	-7	-6	-6	-6
Allocations/withdrawals from loan loss reserve	-11	-20	-2	- 24
The period's net expense for collectively assessed claims	30	20	39	15
Contingent liabilities				
The period's net expense for discharged guarantees and other contingent liabilities	-3	1	-11	- 45
The period's net loan loss expense	643	258	458	215
Change in the value of property taken over	-3	2	-3	0
Total loan losses, net, and change in value of property taken over	640	260	455	215

Note 4. Problem loans

SEK M	Group 6/30 2000	Group 12/31 1999	Group 6/30 1999	The Bank 6/30 2000	The Bank 12/31 1999	The Bank 6/30 1999
Doubtful claims, gross	3,740	4,544	6,158	1,756	2,129	3,281
Provisions for anticipated loan losses	3,711	3,879	3,534	1,600	1,600	2,189
Doubtful claims, net	**29**	**665**	2,624	**156**	**529**	1,092
Claims with interest concessions	153	225	323	48	97	139
Problem loans, net	**182**	**890**	2,947	**204**	**626**	1,231
Unsettled claims for which accrued interest has been entered as income	1,433	1,517	1,832	608	668	765
Property taken over to protect claims:						
- Buildings and land	6	19	26	4	12	19
- Shares and participations	14	81	15	6	7	6
- Other	0	71	5	0	0	5
Total	20	171	46	10	19	30
Doubtful claims as % of total lending	0.0%	0.1%	0.5%	0.1%	0.2%	0.4%
Provision ratio for doubtful claims	99%	85%	57%	91%	75%	67%

Quarterly profit trend for the Group

SEK M	2Q 2000	1Q 2000	4Q 1999	3Q 1999	2Q 1999	1Q 1999
Net interest income*	3,289	3,344	3,052	2,711	2,717	2,863
Commissions, net	1,629	1,712	1,362	1,202	1,258	1,081
Financial operations, net	416	432	267	184	23	105
Other income	1,096	244	185	183	287	1,591
Total income	**6,430**	**5,732**	**4,866**	**4,280**	**4,285**	**5,640**
Staff costs	-1,579	-1,530	-1,360	-1,449	-1,564	-1,419
Surplus insurance refund from SPP	260					
Other expenses	-1,800	-1,697	-1,645	-1,546	-1,631	-1,532
Total expenses	**-3,119**	**-3,227**	**-3,005**	**-2,995**	**-3,195**	**-2,951**
Profit before loan losses	**3,311**	**2,505**	**1,861**	**1,285**	**1,090**	**2,689**
Loan losses, incl. changes in value	- 290	- 350	- 272	- 104	- 2	- 258
Share of profit of associated companies	93	61	16	60	62	27
Operating profit	**3,114**	**2,216**	**1,605**	**1,241**	**1,150**	**2,458**
* Of which deposit guarantee fee	- 138	- 140	- 138	- 138	- 137	- 143

Balance sheets

SEK M	Group 6/30 2000	Group 12/31 1999	Group 6/30 1999	The Bank 6/30 2000	The Bank 12/31 1999	The Bank 6/30 1999
Loans to the public	603,272	569,409	515,966	218,520	191,162	202,255
Loans to credit institutions	117,614	104,516	88,696	151,087	135,536	127,828
Interest-bearing securities	48,473	58,427	56,063	46,809	44,256	60,535
- Financial fixed assets	*2,806*	*6,135*	*6,089*	*2,889*	*6,035*	*7,034*
- Financial current assets	*45,667*	*52,292*	*49,974*	*43,920*	*38,221*	*53,501*
Other assets	114,564	101,227	72,255	67,220	67,327	54,167
Total assets	**883,923**	**833,579**	**732,980**	**483,636**	**438,281**	**444,785**
Deposits and borrowings from the public	228,551	210,537	205,843	213,313	197,539	203,231
Amounts owed to credit institutions	134,494	127,948	111,206	136,834	121,989	122,356
Debt securities in issue	353,781	344,082	290,548	50,186	40,506	44,362
Subordinated liabilities	29,973	25,352	24,176	19,803	15,204	16,495
Other liabilities	104,889	94,653	72,244	41,928	40,604	38,158
Shareholders' equity	32,235	31,007	28,963	21,572	22,439	20,183
Total liabilities, provisions and shareholders' equity	**883,923**	**833,579**	**732,980**	**483,636**	**438,281**	**444,785**

Derivatives

The Group uses derivatives in the normal course of business and for the purpose of hedging certain positions with regard to the value of equities, interest rates and currencies. The following specification is prepared in accordance with the directives of the Financial Supervisory Authority and includes all derivatives in the Group. Generally, derivatives are reported at fair value. Exceptions are made for derivatives that are accounted for as hedges. The deviations between book and fair value reported below correspond to opposing deviations for other positions included in the portion of the Group's operations covered by hedge accounting.

Specification of derivatives in the Group as of June 30, 2000

Derivatives with positive fair values or nil value

	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	8,080	6,472	17,670	13,420	3,056	1,821	0	0
Derivatives not reported on the balance sheet	44		54					

Derivatives with negative fair values

	Interest-related		Currency-related		Equity-related		Other	
SEK M	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value
Derivatives reported entirely or partly on the balance sheet	7,830	7,110	9,780	9,737	3,210	1,974	0	0
Derivatives not reported on the balance sheet	12		105					

Condensed statement of cash flows

January - June SEK M	Group 2000	 1999	The Bank 2000	 1999
Liquid assets at beginning of period *	75,159	54,486	53,994	54,819
Operating activities				
Operating profit	5,330	3,608	2,329	1,548
Adjustments for non-cash items including taxes paid	3,741	- 2,202	6,255	3,933
Increase/decrease in receivables from credit institutions	-16,018	- 4,783	-20,485	-24,981
Increase/decrease in loans to the public	- 5,098	- 3,623	1,274	3,002
Increase/decrease in holdings of securities classified as current assets	- 3,248	4,275	- 4,286	4,969
Increase in deposits and borrowings from the public, including retail bonds	4,216	3,627	7,249	11,541
Increase/decrease in amounts owned to credit institutions	- 1 457	5,834	8,591	6,602
Change in other assets and liabilities, net	- 2,037	878	904	- 2,122
Cash flow from operating activities	**-14,571**	**7,614**	**1,831**	**4,492**
Investing activities				
Purchase of fixed assets	- 1,155	- 1,541	- 304	- 1,609
Sale of fixed assets	1,865	5,112	1,732	5,262
Branch sales	114	17	114	17
Cash flow from investing activities	**824**	**3,588**	**1,542**	**3,670**
Financing activities				
Issuance of interest-bearing securities	71,290	90,817	4,600	6,652
Redemption of interest-bearing securities	-58,265	-107,250	- 2,982	- 1,684
Increase/decrease in other funding	-10,459	23,686	4,509	2,873
Dividend paid	- 2 639	- 2 463	- 2,639	- 2,463
Warrants	120		120	
Cash flow from financing activities	**47**	**4,790**	**3,608**	**5,378**
Cash flow for the period	**-13,700**	**15,992**	**6,981**	**13,540**
Exchange rate differences in liquid assets	- 62			
Liquid assets at end of period *	**61,397**	**70,478**	**60,975**	**68,359**
* of which securities pledged for OM, etc.				
at beginning of period	4,657	4,769	4,657	4,769
at end of period	7,312	5,439	7,312	5,439

Liquid assets include cash and balances with central banks, for net claims the net of demand loan receivables and demand loan liabilities with maturities up to five days, and Treasury bills, other bills and mortgage bonds eligible for refinancing with Sveriges Riksbank, taking into account repos and short-selling.

Ratings

S&P		Moody's			Bankwatch			FitchIBCA		Japan R/I
Short	Long	Short	Long	BFSR*	Short	Long	Issuer	Short	Long	Long
FöreningsSparbanken										
A-1	A	P-1	Aa3	B	TBW-1	AA-	B/C	F-1	A+	AA-
Spintab										
A-1	-	P-1	Aa3	-	TBW-1	AA-	B/C	F-1+	AA-	-
Hansapank										
A-2	BBB	P-2	Baa1	D+	-	-	-	-	-	-
FIH										
-	-	P-1	A1	-	-	-	-	-	-	-

Stockholm, August 24, 2000
FöreningsSparbanken AB (publ)

Birgitta Johansson-Hedberg
President and CEO

For further information, please contact:

Nils-Fredrik Nyblæus, Deputy to the President and CFO,
phone +46-8-5859 2532
Staffan Salén, Executive Vice President, Investor Relations and Information,
phone +46-8-5859 2779

Auditors' report

We have reviewed this interim report in accordance with the recommendations of the Swedish Institute of Authorized Public Accountants. A review is considerably limited in scope in comparison with an audit. Nothing has come to our attention that causes us to believe that the interim report does not comply with the requirements of the Securities and Clearing Operations Act and the Annual Accounts Act for Credit Institutions and Securities Companies.

Stockholm, August 24, 2000

Ulf Egenäs
Authorized Public Accountant

Torbjörn Hanson
Authorized Public Accountant

Peter Markborn
Authorized Public Accountant
Appointed by the Swedish Financial Supervisory Authority

Financial information

The Group's financial reports can be accessed on FöreningsSparbanken's home page on the Internet at http://www. foreningssparbanken.se/ir or at the nearest branch of FöreningsSparbanken.
FöreningsSparbanken's next interim report, interim report for the period january – september 2000, is released on October 27, 2000.

Quarterly profit trend by business area

SEK M	2Q 2000	1Q 2000	4Q 1999	3Q 1999	2Q 1999	1Q 1998
Retail Banking						
Income	3,212	3,277	3,253	2,947	2,848	2,894
Internal sales commissions	538	616	491	405	414	373
Expenses	- 1,949	- 1,929	- 2,039	- 2,049	- 2,187	- 1,928
Profit before loan losses	1,801	1,964	1,705	1,303	1,075	1,339
Loan losses	- 219	- 302	- 240	- 98	- 1	- 268
Share of profit of associated companies	24	23	- 2	12	9	8
Profit after loan losses	**1,606**	**1,685**	**1,463**	**1,217**	**1,083**	**1,079**
Swedbank Markets						
Income	788	824	567	375	574	584
Internal sales commissions	- 51	- 134	- 85	- 45	- 71	- 69
Expenses	- 388	- 328	- 299	- 230	- 276	- 277
Profit before loan losses	349	362	183	100	227	238
Loan losses	0	0	- 4	- 2	- 4	- 1
Share of profit of associated companies						
Profit after loan losses	**349**	**362**	**179**	**98**	**223**	**237**
Asset Management						
Income	917	913	804	677	624	573
Internal sales commissions	- 487	- 482	- 406	- 360	-343	- 304
Expenses	- 181	- 171	- 216	- 158	-159	-149
Profit before loan losses	249	260	182	159	122	120
Loan losses						
Share of profit of associated companies						
Profit after loan losses	**249**	**260**	**182**	**159**	**122**	**120**
Other						
Income	1,513	718	242	281	239	1,589
Internal sales commissions						
Expenses	- 601	- 799	- 451	- 558	- 573	- 597
Profit/loss before loan losses	912	- 81	- 209	- 277	- 334	992
Loan losses	-71	- 48	- 28	- 4	3	11
Share of profit of associated companies	69	38	18	48	53	19
Profit/loss after loan losses	**910**	**- 91**	**- 219**	**- 233**	**- 278**	**1,022**

Swedbank to start bank for young people

The first bank in Sweden to do so, Swedbank (FöreningsSparbanken) is starting an Internet bank for young people. In addition to simpler banking services, the bank will offer its young account holders such features as interesting articles and games. In a pilot project, some 3,000 youngsters from 15 to 17 years of age will be testing the system until the turn of the year. A full-scale launch is expected to follow in early 2002.

"Young people are a large and important customer group, and many of them already need the bank's services. On the whole, the group is highly computer-literate, which makes it natural for us to commence this service on the Internet," says Håkan Nyberg, Manager of Swedbank's Internet operations.

Banken via Internet—Ung ("The Bank via Internet—Young") will be both useful and fun, giving young people *good opportunities for insight into, and control over, their finances.*

The service, which is predicated on approval by the minors' parent(s) or guardian(s), will provide account-holders a good overview over their personal finances and enable them to transfer funds among their own Swedbank accounts. The service will also include calculation and budget tools to facilitate goal-oriented saving.

Through contracted third parties, we will also be introducing such value-added functions as current newspaper and magazine articles on topics including travel, music, IT, finance and entertainment.

Banken via Internet–Ung will be based on a wholly new platform exploiting state-of-the-art technology. That same platform, moreover, will underlie Swedbank's future development and provision of services throughout its digital presence: e.g., Internet, mobile services and digital TV.

"Efficient 'recycling' of the services in our third-generation Internet platform and use of a new working method are minimising the time and costs of moving from business idea to up-and-running service in both new and existing channels," says Gert Engman, Executive Vice President, CIO and Head of E-business area at Swedbank.

For further information

Beatrice Nygren-Hjelm, Business Development, FöreningsSparbanken via Internet
Phones: +46 8 5859 3888 or (mobile) +46 70 341 7908

Eva-Kristin Öhman, Marketing Manager, FöreningsSparbanken via Internet
+46 8 5859 1362

FöreningsSparbanken and the Swedish Golf Union (Svenska Golfförbundet) introduce an internationally unique card concept for Swedish golfers

Update your handicap, pay your greens fees, pay less for fuel, rent a car at an attractive price, buy groceries and take advantage of many more functions all on the same card. This may actually happen for golf-club members in Sweden as a result of collaboration between FöreningsSparbanken and the Swedish Golf Union. They have jointly developed the Golf Card (Golfkortet), sporting a unique chip with a multitude of functions.

"We want to be able to offer the widest and most relevant range possible. Our co-operation with the Swedish Golf Union is part of an ongoing development process to tailor new applications to best serve our different customer segments," says Kennet Karlsson, marketing manager for Cards and Payments at FöreningsSparbanken.

The Golf Card is being tested during the 2001 golf season at the Chalmers Golf Club in Gothenburg, the Ljunghusen Golf Club in Falsterbonäset and the Rönnebäck Golf Club in Malmö. If things go well, the new Golf Card will be gradually introduced at all the golf clubs in the country during next year's season. A golf card that offers the opportunity of a payment function affiliated with MasterCard already exists.

The card's basic offering will function in three ways, as a golf-club membership card, a handicap card and a cash card. It will be issued free of charge to all paying members of the three golf clubs included in the trial. It will also be possible to upgrade the Golf Card to a Golf Plus card, enabling access to an extended range of services and offers. This includes MasterCard, fuel discounts, attractive prices on car rental, comprehensive golf insurance and the opportunity to pay annual membership fees to the club interest-free for six months.

"FöreningsSparbanken's advanced card services combined with offers that are ideally tailored to club members pave the way for a simplified existence for all Swedish golfers, who will now be able to devote a larger share of their spare time to playing golf," says Ingrid Torines-Brandt, IT specialist at the Swedish Golf Union.

A number of companies have participated in the project implementation process, including Alphyra Nordic, Point Transaction Systems AB, ACSC, Epani, Integris, SeaWire and TKS.

For further information about the Golf Card and participating companies, please contact:

Kennet Karlsson, FöreningsSparbanken, phone: +46 70 531 1588, or
Ingrid Torines-Brandt, phone: +46 70 652 0517, or please visit: www.golf.se

ForeningsSparbanken AB (publ)
Registered office: 105 34 Stockholm, Sweden. Corporate identity no.: 502017-7753.
Telephone: +46 8 585 900 00. www.foreningssparbanken.se

The following files are available for download:

Six Swedish banks and IBM to set up a new ID service for secure identification and signing over the Internet

The six banks that make up The Swedish Banks' ID Consortium (Bankernas ID-konsortium) have now signed contracts with IBM for the supply of the technical services needed to realize the Swedish Banks' ID Service.

The Swedish Banks' ID Service (Bankernas ID-tjänst) is a collaborative project between Danske Bank (in Sweden), FöreningsSparbanken, Handelsbanken, IKANO Banken, SEB and SkandiaBanken. The banks will launch the service in 2002.

Private individuals will then be able to obtain from their bank an electronic key known as a Certificate. This will allow them to identify themselves in a secure way to the websites using the service and thus gain access to personal information stored there. They can also place orders and sign agreements.

Public bodies and companies will be able to purchase ID services from any of the banks in the consortium. This will give them the means of achieving secure electronic communication with all individuals who have obtained Certificates from any of the six banks.

"We believe that our service will contribute to better Internet security and hence to increased use of the Net", says Håkan Nyberg, chairman of the Consortium.

"This will be of great value to the public sector, to companies and to individuals. Our system has the potential to achieve a significant breakthrough since we are responding to market forces. There are obvious economic incentives to use the service and go on developing it."

The collaborative project between the banks and IBM includes a 'Certificate Factory', which uses a common Certificate standard. The Certificate Factory, to be supplied by IBM, will produce Certificates for individuals, and is where public bodies and companies check Certificates. IBM will also supply the software that organizations, companies and individuals need to use the Certificates.

For further information please contact:

- Sten Arvidson, FöreningsSparbanken, tel +46 8 585 915 03, e-mail sten.arvidson@foreningssparbanken.se.
- Sverker Arvidson, Handelsbanken, tel +46 8 701 28 53, e-mail svar01@handelsbanken.se.
- Håkan Lundgren, IBM Svenska AB, tel +46 8 793 18 60, e-mail hakan.lundgren@se.ibm.com.

Enclosure: diagram illustrating the Swedish Banks' ID Service

Diagram:

Swedbank first Swedish bank in Shanghai

Today the formal opening of the Swedbank Shanghai Representative Office was celebrated by a reception at the Garden Hotel in Shanghai. The Chinese central bank, the People's Bank of China, was represented by Mr. Wang Huaqing, Vice President of its Shanghai Branch. In addition representatives of Chinese and foreign commercial banks and Swedish enterprises participated in the event.

Earlier in the day the Swedbank delegation had a meeting with the Mayor of Shanghai, Mr. Xu Kuangdi. Mr. Xu welcomed the establishment of the Swedbank Shanghai Office, being the first Swedish and Nordic bank office in this city.

Swedbank is one of the oldest and largest banks in Sweden and the Nordic European region. It has the most extensive branch network in the Swedish banking sector, and it is the dominating retail bank in Sweden. It is also a leading provider of financial services to Swedish large corporates as well as to small and medium sized enterprises. In China Swedbank has well-established correspondent relations with a number of banks.

The Swedbank Shanghai Representative Office will support the operations of Swedbank in the whole of China, with a particular aim to facilitate and promote the business in this market of the Swedish and Nordic corporate customers of the bank.

The location of the representative office of Swedbank to Shanghai is motivated by the fact that many Swedish companies are active in this region. "There are some 150 Swedish companies with manufacturing units and representative offices in Shanghai and the provinces close to this city", explains the Chief Representative of Swedbank, Ms. Liu Zhimei. "We intend to provide financial support to them and to their Chinese partners."

For further information please contact:

Magnus Francke, Head of Foreign Units, Swedbank +46 8 5859 1210
Einar Frydén, Acting Press Relation Manager, Swedbank Phones: +46 8 5859 1630 or +46 7051 10033
Liu Zhimei, Chief Representative Shanghai, +86 21 5830 2302

FöreningsSparbanken doubles interest paid

FöreningsSparbanken (Swedbank) has decided to double the interest it pays holders of its *Privatkonto* ("Private Account") from 1.75% to 3.50% on balances up to SEK 15.000. The *Privatkonto* is the type of account that most FöreningsSparbanken customers with bank cards use as salary-deposit or pension-deposit accounts.

"We know that many customers find the interest paid on their salary-deposit accounts is too low. Therefore we increase the interest paid on the *Privatkonto.* Most of our customers use the *Privatkonto* for their everyday financial transactions. By increasing the interest we pay on those accounts we further enhance our offer to the great number of our customers", says Birgitta Johansson-Hedberg, President and CEO at FöreningsSparbanken.

The new, higher, interest rate is effective from Tuesday 22 May 2001.

All customers having regular income-deposits made into a Swedbank account, holding a valid bank/charge card and authorized to use giro and/or Internet payment systems can use *Privatkonto.*

For further information:

Ingrid Persson, Executive Vice President and Head of Retail, Phone: +46 8 5859 2710
Einar Frydén, Acting Press Relations Manager, Swedbank Phones: +46 8 5859 1630 or +46 7051 10033
E-mail: einar.fryden@foreningssparbanken.se

NetTrade, Swedbank's Internet share-trading service , celebrates fifth anniversary today

Five years ago today, Swedbank's NetTrade began operations, thus enabling private individuals for the first time to buy and sell shares on the Internet via a Net broker in Sweden.

The date was 3 May 1996 and NetTrade today serves some 50,000 customers.

Customers' ability to use the Internet for their share transactions made it possible to lower brokerage commissions from the levels prevailing in the marketplace before the NetTrade innovation. The first customers to be attracted to the new service were those with a keen interest in shares. People's Internet skills, though, could be rather limited in those days, which brought plenty of technical questions to NetTrade's Customer Support.

Today, though, most NetTrade customers see the Internet as a natural part of Swedbank's services. A number of competitors have appeared, and the market is still in a growth phase. But NetTrade has coped well with the competition and continues to attract new customers.

"During these years, we've learned the value of Customer Support and of applying plenty of resources to system capacity and stability. In the future, too, we shall be focusing on accessibility in combination with increased functionality", says Ronny Jacobsson, Shares Manager, Swedbank Markets.

Contacts for further information:
Ronny Jacobsson, Shares Manager, Swedbank Markets, phone: +46 8 5859 2049
Christina Sjöberg, Marketing and Information Manager, Swedbank Markets
phones: +46 8 5859 3710 or +46 70 588 1007

The following files are available for download:

European Investment Bank/Swedbank agreement means new opportunities for business clients

Swedbank has entered into an agreement with the European Investment Bank (EIB) the first Swedish commercial bank to do so concerning a global loan facility. The agreement entails SEK 400 million, which now becomes available to small and medium-size businesses via Swedbank.

The aim of the global loan facility is to make cheaper loans available to small and medium-size companies for financing industrial and infrastructural projects. Areas of particular focus here are health and education, efficient energy utilisation, advanced technologies and environmental protection. Loan terms will be determined by prevailing market conditions and the duration of the loan in question. The minimum loan sum will SEK 1 million; loan durations can range from four to fifteen years, depending on purpose.

-It is gratifying to see the EIB demonstrate by this agreement such faith in our position in the business market in Sweden. The new loan facility will give our clients additional opportunities to finance their operations. That is good for them and good for society. At the same time, it provides us at Swedbank with opportunities for new business, comments Håkan Berg, responsible at Swedbank for small and medium-size businesses.

Further information please contact:
Einar Frydén, Acting Chief Press Officer, Swedbank
Phones: +46-8 585 916 30 or +46-705 11 00 33

The following files are available for download:

Hansabank to buy Lithuanian savings bank LTB

Hansabank, 57 % owned by Swedbank (FöreningsSparbanken), and representatives of the Lithuanian state have signed an agreement today providing for the purchase by Hansabank of more than 90% of the Lithuanian savings bank Lietuvos Taupomasis Bankas (LTB). LTB is Lithuania's second-largest bank. The purchase price is LTL 150 million, equivalent to about SEK 375 million at the present exchange rate.

At the same time, Hansabank agrees to invest an additional LTL 150 million over the next 18 months in strengthening LTB's capital base and modernizing that bank's IT systems. The agreement comes into force and the acquisition takes place after a 30-day closing period in accordance with Lithuanian law and is subject to the approval by Lithuania's competition authority.

"It is highly gratifying, both to Hansabank and to Swedbank, that this acquisition is now taking place. It will give the Hansabank Group a strong position in all three of the Baltic States and benefit customers by being the only truly pan-Baltic bank. For Swedbank, this is yet another step in implementing its Baltic Sea strategy", says Anders Sahlén, Senior Adviser in Swedbank and Chairman of the Hansabank Board of Supervisors.

The acquisition merges Hansabank's current subsidiary bank in Lithuania, Hansabankas, with LTB. The resulting bank will have about 36% of the total Lithuanian bank-deposit market and some 25% of that country's bank-loan market.

Hansabank's commitment to modernizing LTB also means that LTB will soon be able to offer the Lithuanian market a broad spectrum of new, up-to-date, banking services.

"With LTB in Lithuania and the Hansabank Group's already very strong position in both Estonia and Latvia, we will further strengthen our network in the Nordic and Baltic Sea areas. Something that for instance our many smaller and medium-sized corporate customers will be able to make use of", says Annika Wijkström, Swedbank EVP and head of business area Alliances.

Swedbank understands that execution of the planned merger of Swedbank and SEB will cause those two bank groups' combined market shares in Lithuania through LTB and SEB-owned Vilnius Bankas to exceed a level acceptable from a competition standpoint. Accordingly, mutual agreement has been reached with the Lithuanian authorities that, after a merger between Swedbank and SEB, the new bank shall decide, within a reasonable period of time, which parts of its Lithuanian holdings will be reduced.

For further information:

Anders Sahlén, Chairman Hansbank Board of Supervisors and Senior Adviser Swedbank. Phone: (mobile) +46-703-75 00 45
Annika Wijkström, EVP Swedbank and Responsible for Swedbank business area Alliances. Phone +46-8-5859 1397
Einar Frydén, Acting Chief Press Officer, Swedbank. Phones: +46 8 5859 1630; (mobile) +46 705 11 00 33

The following files are available for download:

FöreningsSparbanken's Annual General Meeting 2001

The Annual General Meeting of FöreningsSparbanken (Swedbank) in Stockholm on April 5, 2001 approved a dividend of SEK 5.50 per share. The record date for the dividend is April 10. The scheduled dividend payment date is April 17, 2001.

The Meeting also approved the amendment to the bank's Articles of Association, changing the provision on the size of the Board of Directors. According to the amended Articles, the Board now consists of not less than 9 and not more than 12 members and one deputy.

Furthermore, the Meeting resolved that the bank, within its securities operations, may acquire its own shares on a current basis in order to facilitate operations. The decision, which applies until the Annual General Meeting in 2002, allows the bank to acquire its own shares at a price equivalent to the current market price at the time and to the extent that the total holding of such shares at any time does not exceed 5 percent of all shares in the Bank.

The Board consists of 12 members following the Meeting, one more than the Board previously elected by the Meeting. The following current members were reelected: Göran Ahlström, Göran Collert, Bo Forslund, Birgitta Johansson-Hedberg, Göran Johnsson, Birgitta Klasén, Kurt Lodenius, Per Göran Nyberg, Marianne Qvick Stoltz and Lennart Sundén. The new members elected to the Board were Thomas Johansson, Deputy Chairman of the Federation of Swedish Farmers, and Carl Eric Stålberg, President of JM AB.

Following the Meeting, the Board's presiding officers consist of Chairman Göran Collert, First Deputy Chairman Carl Eric Stålberg, Second Deputy Chairman Bo Forslund, President and CEO Birgitta Johansson-Hedberg, and Deputy President and CEO Nils-Fredrik Nyblæus.

The Board and Auditors following the Meeting are listed in the enclosed appendix.

For further information, please contact:
Göran Collert, Chairman, telephone +46 8 5859 1004
Birgitta Johansson-Hedberg, telephone +46 8 5859 1088
Olov Lydén, Secretary of the Board, telephone +46 8 5859 1566

The Board of Directors and Auditors of FöreningsSparbanken AB/Swedbank

Annual General Meeting, April 5, 2001

Board of Directors
Göran Collert, Chairman
Carl Eric Stålberg, First Deputy Chairman
Bo Forslund, Second Deputy Chairman
Göran Ahlström
Birgitta Johansson-Hedberg, President
Thomas Johansson
Göran Johnsson
Birgitta Klasén
Kurt Lodenius
Per-Göran Nyberg
Marianne Qvick Stoltz
Lennart Sundén

Employee representatives
Kaisa Bratt
Gith Svensson
Deputy members
Nils-Fredrik Nyblæus, Deputy to the President

Employee representatives
Per Ekström
Monica Hellström
Auditors

Auditors (elected in 1999 for four years)
Authorized Public Accountant Ulf Egenäs, Deloitte & Touche AB
Authorized Public Accountant Torbjörn Hanson, Ernst & Young AB
Auditor appointed by the Swedish Financial Supervisory Authority
Authorized Public Accountant Peter Markborn, Arthur Andersen KB

Deputy Auditors (elected in 1999 for four years)
Authorized Public Accountant Olof Cederberg, Ernst & Young AB
Authorized Public Accountant Jan Larsson, Deloitte & Touche AB

FöreningsSparbanken starts selling external funds

FöreningsSparbanken has now entered an agreement with a number of external fund managers. In the near future FöreningsSparbanken's customers will, in addition to Robur's fund range, be offered 24 funds from seven different fund companies.

"This is the first step in FöreningsSparbanken's strategy to open up the value chain and offer a broader range in our sales channels, including other suppliers' services," says Ingrid Persson, Vice President and Head of Retail at FöreningsSparbanken.

The managers and funds in question are:

Schroder Investments: US Smaller Companies Fund, Pacific Equity Fund and Japanese Equity Fund.

Odin: Odin Sweden, Odin Offshore and Odin Norway.

Merrill Lynch Investment Managers: North American Fund, Global Opportunities Fund and Emerging Markets Fund.

J.P. Morgan Fleming Asset Management: JPM Global Healthtech Equity, JPM Global Financials Equity Fund, JPM Global 50 Equity Fund, Fleming Pacific Fund, Fleming European Smaller Companies Fund and Fleming Emerging Markets Fund.

Fidelity Investments: Nordic Fund, European Growth Fund and European Smaller Companies Fund.

ACM – Alliance Capital Management: American Growth Portfolio, International Technology Fund and Global Growth Trends Portfolio.

The sale of funds from the group's Finnish fund company, Aktia, will also be stepped up. The funds offered are Aktia TMT, Aktia Medica and Aktia Capital.

"Our choice of external funds was based on selecting those that have high ratings and are managed by international, reputable fund managers," says Ingrid Persson. "In practise, this has meant that the selected funds can both complement and compete with Robur's range."

For further information, please contact:

Ingrid Persson, Vice President and Head of Retail, phone: +46 8 585 927 10

Jesper Berggren, press manager, phone: +46 8 585 924 78

The following files are available for download:

Bank customers given increased access to counter service

FöreningsSparbanken and the independent savings banks, who already has the largest branch office network among Swedish banks today, are extending their distribution network on the basis of a collaboration agreement with Posten. The management of FöreningsSparbanken predicts that by the summer, customers will be able to receive simple counter services at post offices and through rural postmen.

"Alongside the independent savings banks, we are represented at over 900 branches around Sweden today. The agreement with Posten will provide our customers with access to counter services in another 1,350 places. They can also obtain the same service from the 2,700 rural postmen," says Ingrid Persson, Head of Retail.

By the summer holiday season, customers of both FöreningsSparbanken and the independent savings banks will be able to start depositing and withdrawing money from their accounts and paying their bills at Posten.

"Although there is a sharp rise in the use of Internet and telephone banking services, we know that the branches and physical meeting places are very important to many of our customers. It's therefore very positive that we are now boosting our distribution network and raising counter service availability in many areas throughout Sweden," says Ingrid Persson.

For further information, please contact:
Ingrid Persson, Executive Vice President and Head of Retail, tel. +46 8 585 927 10
Jesper Berggren, Press Manager, tel. +46 8 585 924 78, +46 705 493 767
Erik Hägglöv, Representative of the National Association of Independent Savings Banks, tel. +46 911 231 422, +46 706 966 110

This information was brought to you by BIT http://www.bit.se

The following files are available for download:

FöreningsSparbanken launches Firstviewbank, its new Internet bank in Denmark

FöreningsSparbanken's new Danish Internet bank – Firstviewbank – is opening today. The new bank has been developed in collaboration with FIH in Denmark, but is owned by FöreningsSparbanken.

Firstviewbank offers the Danish household market a unique concept with a highly individualised web site for family finances, combining ordinary banking services with highly developed information and dialogue services in collaboration with external Danish partners. The bank's management aims to attract 100,000 – 150,000 customers within three years.

"The launch of Firstviewbank involves an exciting and very positive development of financial service offerings on the Internet. Firstviewbank represents a long-term initiative in the Danish market. It also represents yet another stage in the implementation of the seven-point programme presented by Birgitta Johansson-Hedberg when she took over as CEO of FöreningsSparbanken last spring. Our initiative in Denmark marks an important development in our presence in the Nordic and Baltic regions, and it also means that we are advancing our positions within e-business," says Gert Engman, Deputy Managing Director and Head of e-Business at FöreningsSparbanken.

Firstviewbank is being presented at a press conference in Copenhagen this morning.

For more information, please contact:
Gert Engman, Executive Vice President responsible for e-business Swedbank, Phone: +46 705 90 38 18
Einar Frydén, Communication Manager for e-Business, Phone: +46 705 11 00 33

The following files are available for download:

Swedbank acquiring an additional 2.5 per cent of FI-Holding

Swedbank will acquire an additional 2.5 per cent of the shares in FI-Holding, thereby increasing its holding of the shares of that Danish credit institution from 62.2 per cent to 64.7 per cent.

The acquisition will be effected through the utilisation by Lønmodtagernes Dyrtidsfond, LD, of an option to sell 25 per cent of its holding to Swedbank. By contract, Swedbank will pay over DKK 170 million for 25,000 shares.

Finansinstitutet for Industri og Håndværk (FIH), a wholly owned FI-Holding subsidiary, is a leading figure in the Danish corporate market, with 6,000 medium and larger companies as customers — among them 116 of the country's 200 foremost industrial corporations.

For further information, please contact:

Annika Wijkström,
Deputy CEO and Executive in Charge of International Bank Alliances
Phone: +46 8 5859 1397

Staffan Salén
Deputy CEO and Chief Information and Investor-relations Officer
Phone: +46 8 5859 2779

The following files are available for download:

Swedbank acquiring an additional 2.5 per cent of FI-Holding

Swedbank will acquire an additional 2.5 per cent of the shares in FI-Holding, thereby increasing its holding of the shares of that Danish credit institution from 59.7 per cent to 62.2 per cent.

The acquisition will be effected through the utilisation by Arbejdsmarkedets Tillæegspension (ATP) of an option to sell 25 per cent of its holding to Swedbank. By contract, Swedbank will pay over DKK 170 million for 25,025 shares.

Finansinstitutet for Industri og Håndværk (FIH), a wholly owned FI-Holding subsidiary, is a leading figure in the Danish corporate market, with 6,000 medium and larger companies as customers — among them 116 of the country's 200 foremost industrial corporations.

For further information, please contact:

Annika Wijkström,
Deputy CEO and Executive in Charge of International Bank Alliances
Phone: +46 8 5859 1397

Staffan Salén
Deputy CEO and Chief Information and Investor-relations Officer
Phone: +46 8 5859 2779

Swedbank provides wireless banking via PDA

Swedbank customers can now use their Palm Pilot PDAs to log into the bank's WAP services through the Internet. Making this possible is a programme that can be downloaded from the bank via the Internet. This solution means that customers who lack WAP phones but do have GSM phones can access Swedbank's WAP services via their Palm Pilots. The programme that makes all this possible is a WAP browser developed by AU-System, a leading Mobile Internet consultancy.

"It's important to us to maintain a high level of service, which is why we're now providing our customers yet another means of accessing our bank services", says Håkan Nyberg, Manager of Swedbank's Bank via Internet. "With this solution adapted to the Palm Pilot personal digital assistant, even more people are going to be able to use the WAP services we offer."

Swedbank's collaboration with AU-System makes it the first Swedish bank able to offer an alternative to WAP phones for wireless access to Internet-based bank services. The customer uses the infrared port of an ordinary GSM mobile phone to connect the PDA to the Internet. AU-System is the first company to develop a WAP browser for the Palm Pilot, and AU-System's contract with Swedbank authorises the bank to distribute the programme freely to its customers for a year.

"We're a company that strives to remain at the leading edge of technology, while at the same time understanding what the customer wants. That's why it's particularly stimulating to us to be in on developing the mobile bank of tomorrow", says Magnus Lagerqvist, Market Area Manager, AU-System.

For further information, please contact:
Jan Lagewald, Project Manager, FöreningsSparbankens Bank via Internet, Phone: + 46 8 58 59 20 33
Anders Lindquist, Market Area Manager, AU-System (www.ausys.se), Phone: + 46 70-609 84 19

This information was brought to you by BIT http://www.bit.se

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Swedbank and Halebop in collaboration - Sweden's largest mobile bank — now even easier to access

Thanks to a new joint collaborative effort by Swedbank and Halebop, customers can now conduct bank business by any WAP-phone, regardless of service provider. Halebop is an independent mobile-phone portal that provides services for mobile-phone users.

Via the Internet, Swedbank customers can quickly and easily view the current balances of all their accounts, fund holdings and loans. In addition, they can make transfers among their own accounts by means of a mobile-phone. Swedbank's mobile-phone service currently has 5,200 users, which makes Swedbank Sweden's largest WAP bank.

"It's important to us that our customers be able to access our bank services without having to be at their computers. In addition, we are able to offer a number of other mobile services through our collaboration with Halebop. These include checking currency-exchange rates, housing-loan-interest rates and the latest financial and stock-exchange news", says Jan Lagewald of Swedbank.

With its 830,000 customers, Swedbank is Sweden's leading Internet bank today. Halebop has 350,000 users.

"Together, we reach an awfully big group of customers. And they are customers who want a high level of customer-care and easily accessible services. That is why it also feels important to be able to offer banking services — along with our array of other services — directly via the mobile-telephone", says Hans-Anders Karlsson, Marketing Director at Halebop.

This collaboration between Swedbank and Halebop will be enlarged, bringing yet more banking services directly to customers' mobile-phones.

Additional information:
www.foreningssparbanken.se

Jan Lagewald, Project Manager, FöreningsSparbanken via Internet
Phone: +46 8 5859 2033,
jan.lagewald@foreningssparbanken.se

www.halebop.com

Hans-Anders Karlsson, Marketing Director, Halebop
Phone: +46 8 750 561 6606
hans-anders.karlsson@halebop.net

Halepob is an independent mobile-phone portal that provides services for mobile-phone users. Actual delivery of such services is by Halebop partners that want to reach mobile-phone users. For users, Halebop strives to be a starting point, a meeting place, for mobile-phone services: the best wireless mobile-phone portal. For partners, Halebop offers the best distribution platform and know-how in mobile-telephone services. Halebop's services work regardless of the mobile-phone service provider, terminal or access technique used.

Halepob has its origins in a collaboration of many years' standing between Oracle and Telia. At www.halebop.com, you will find advanced mobile-phone services in a rich assortment of other services that can be used by everyone.

This information was brought to you by BIT http://www.bit.se

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Telia and FöreningsSparbanken join forces in B2B e-commerce effort:
Marakanda – historic pioneer becomes Internet leader

Marakanda is a new e-commerce company jointly owned by Telia and FöreningsSparbanken. Introduced on August 18, 2000, it offers new services to a growing number of customers. The company is based on Telia's established e-procurement solution and on FöreningsSparbanken's financial competence and strong ties with municipal governments.

The name of the new company, Marakanda, is taken from the ancient city now known as Samarkand. Settled over 2000 years ago, Marakanda (also spelled Maracanda) was the capital of the ancient Persian province of Sogdiana. Subsequent to its capture by Alexander the Great in the 4th century BC, Marakanda became a vibrant marketplace and hub for trade between Persia and Central Asia under the rule of the Arabs and Turks. In the 13th century the city survived devastating attacks by the Mongols, and it later flourished once again as an economic epicenter.

"Like the historic pioneer among marketplaces from which it takes its name, Marakanda will command a leading position among the Internet marketplaces of today and in the future," says Chairman Gert Engman, who is also Group Executive Vice President and CIO of FöreningsSparbanken and is responsible for the bank's e-business business area.

Marakanda already has a strong position in the public sector, with approximately 30 large customers that include the cities of Malmö and Stockholm and a number of local governments. Among new customers that the company has reached agreements with since its launch is the City of Gothenburg.

All customers are now offered a new, upgraded version of the company's e-procurement service. The range of available services will soon be expanded to include additional functions, such as online travel reservations with automated travel expense records. As the pilot customer, Telia is expecting to reduce its expenditures by SEK 150 million a year by managing its travel reservations and administration electronically. In 2001 Marakanda will launch new procurement services and thereby creating developed electronic marketplaces.

In addition to maintaining its already strong position in the public sector, Marakanda intends to develop operations for small and medium-sized companies

"Marakanda will be a major player in the development of e-commerce," says President Stefan Bergelind. "Within two years the company will be a leader in Internet-based public procurement in the Nordic and Baltic regions."

The purchasing power of the customer base that Marakanda has from the start is approximately SEK 25 billion a year. The market in which the new company is initially active is estimated at SEK 250 billion a year in Sweden.

For further information, please contact:
Stefan Bergelind, President, Marakanda, +46 70 678 29 02
Gert Engman, Chairman, Marakanda, +46 70 590 38 18
Maria Agrell, Brand Manager, Marakanda, +46 70 666 28 13

www.marakanda.net

The following files are available for download:

Swedbank provides wireless banking via PDA

Swedbank customers can now use their Palm Pilot PDAs to log into the bank's WAP services through the Internet. Making this possible is a programme that can be downloaded from the bank via the Internet. This solution means that customers who lack WAP phones but do have GSM phones can access Swedbank's WAP services via their Palm Pilots. The programme that makes all this possible is a WAP browser developed by AU-System, a leading Mobile Internet consultancy.

"It's important to us to maintain a high level of service, which is why we're now providing our customers yet another means of accessing our bank services", says Håkan Nyberg, Manager of Swedbank's Bank via Internet. "With this solution adapted to the Palm Pilot personal digital assistant, even more people are going to be able to use the WAP services we offer."

Swedbank's collaboration with AU-System makes it the first Swedish bank able to offer an alternative to WAP phones for wireless access to Internet-based bank services. The customer uses the infrared port of an ordinary GSM mobile phone to connect the PDA to the Internet. AU-System is the first company to develop a WAP browser for the Palm Pilot, and AU-System's contract with Swedbank authorises the bank to distribute the programme freely to its customers for a year.

"We're a company that strives to remain at the leading edge of technology, while at the same time understanding what the customer wants. That's why it's particularly stimulating to us to be in on developing the mobile bank of tomorrow", says Magnus Lagerqvist, Market Area Manager, AU-System.

For further information, please contact:
Jan Lagewald, Project Manager, FöreningsSparbankens Bank via Internet, Phone: + 46 8 58 59 20 33
Anders Lindquist, Market Area Manager, AU-System (www.ausys.se), Phone: + 46 70-609 84 19

This information was brought to you by BIT http://www.bit.se

The following files are available for download:

Swedbank and Halebop in collaboration - Sweden's largest mobile bank — now even easier to access

Thanks to a new joint collaborative effort by Swedbank and Halebop, customers can now conduct bank business by any WAP-phone, regardless of service provider. Halebop is an independent mobile-phone portal that provides services for mobile-phone users.

Via the Internet, Swedbank customers can quickly and easily view the current balances of all their accounts, fund holdings and loans. In addition, they can make transfers among their own accounts by means of a mobile-phone. Swedbank's mobile-phone service currently has 5,200 users, which makes Swedbank Sweden's largest WAP bank.

"It's important to us that our customers be able to access our bank services without having to be at their computers. In addition, we are able to offer a number of other mobile services through our collaboration with Halebop. These include checking currency-exchange rates, housing-loan-interest rates and the latest financial and stock-exchange news", says Jan Lagewald of Swedbank.

With its 830,000 customers, Swedbank is Sweden's leading Internet bank today. Halebop has 350,000 users.

"Together, we reach an awfully big group of customers. And they are customers who want a high level of customer-care and easily accessible services. That is why it also feels important to be able to offer banking services — along with our array of other services — directly via the mobile-telephone", says Hans-Anders Karlsson, Marketing Director at Halebop.

This collaboration between Swedbank and Halebop will be enlarged, bringing yet more banking services directly to customers' mobile-phones.

Additional information:
www.foreningssparbanken.se

Jan Lagewald, Project Manager, FöreningsSparbanken via Internet
Phone: +46 8 5859 2033,
jan.lagewald@foreningssparbanken.se

www.halebop.com

Hans-Anders Karlsson, Marketing Director, Halebop
Phone: +46 8 750 561 6606
hans-anders.karlsson@halebop.net

Halepob is an independent mobile-phone portal that provides services for mobile-phone users. Actual delivery of such services is by Halebop partners that want to reach mobile-phone users. For users, Halebop strives to be a starting point, a meeting place, for mobile-phone services: the best wireless mobile-phone portal. For partners, Halebop offers the best distribution platform and know-how in mobile-telephone services. Halebop's services work regardless of the mobile-phone service provider, terminal or access technique used.

Halepob has its origins in a collaboration of many years' standing between Oracle and Telia. At www.halebop.com, you will find advanced mobile-phone services in a rich assortment of other services that can be used by everyone.

The following files are available for download:

Simpler Internet payments with e-billings

Starting this spring, Swedbank customers will be able to receive their phone bills as e-bills if their telecom provider is Telia. Telia Nära, one of the companies in Sweden that sends out the most bills (20 million a year!), has contracted with Swedbank to distribute Telia e-bills to Swedbank customers.

"The e-bill will enable Telia customers to view and pay their bills via Swedbank's Internet bank, which further simplifies banking matters for our customers", says Håkan Nyberg, Manager of Banken via Internet.

"The e-bill shows up on the customer's screen, and payment is made with a few clicks. The customer does not need to fill in any OCR numbers or account or giro numbers. The sum due and the due date are also already filled in."

Statoil (petroleum products) will also be offering its approximately one million customers e-billing this spring. Today, more than 70 companies in Sweden send e-bills to their customers via Swedbank's Internet bank, among them Vattenfall (electrical power), Shell (petroleum products) and Sydkraft (electrical power). Several municipalities are also offering e-billing.

"More and more people are choosing to do their banking business via the Internet, and we're working hard to enhance and further simplify Banken via Internet. Today, we have some 800,000 on-line customers, with an additional 5,000 to 10,000 signing on every week", says Mr Nyberg.

Further information:
WWW.foreningssparbanken.se
Catrina Hertzen, Product Manager, Phone: +46 8 5859 1776
Eva-Kristin Öhman, Marketing Manager, *FöreningsSparbanken via Internet*
Phone: +46 8 5859 1362

This information was brought to you by BIT http://www.bit.se

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FöreningsSparbanken acquires additional 5% of Estonia's Hansapank

FöreningsSparbanken has acquired an additional 4 million shares, or slightly over 5%, in Estonia's Hansapank through the exercise of a call option. The acquisition, which comprises the Polish Bank Handlowy's entire shareholding in Hansapank, raises FöreningsSparbanken ownership interest in Hansapank from 52.65% to 57.72%.

Hansapank is the largest bank in Estonia, with operations in Latvia through Hansabanka and in Lithuania through Hansabankas. Hansapank - with total assets of 41 billion Estonian kroon, 164 branches, 3,300 employees, 1.1 million private customers and 85,000 business customers - has as its goal to be the leading financial institution in the Baltics.

For further information, please contact:
Staffan Salén, Executive Vice President and Head of Information&Investor Relations, phone +46 (0)70 531 0111
Olov Lydén, Company Secretary, phone +46 (0)8 585 915 66

The following files are available for download:

Swedbank first bank in Ericsson and Sybase alliance

Ericsson and Sybase earlier this year entered into a strategic alliance within Ericsson's third party program in order to create the market's first always available standard platform for mobile financial services. Swedbank, as the first bank, has now joined the alliance.

Swedbank (FöreningsSparbanken) is now joining as the first member of the alliance between Ericsson and Sybase iAnywhere Solutions. The purpose of the alliance is to supply the market's first always available platform for mobile e-commerce, m-commerce, applicable to Ericsson's smartphones and communicators based on the EPOC operating system. Always available implies that services from a mobile phone can be carried out irrespective of whether network coverage exists or not. The solution is to be found in Sybase iAnywhere Solutions' market-leading mobile database, UltraLite, and the synchronization tool, MobiLink. The initiators have the ambition to associate as many banks as possible with the alliance.

"We are very pleased with Swedbank being associated with Ericsson and Sybase, and that mobile financial services thereby will be the first project", says Terry Stepien, President of Sybase iAnywhere Solutions. "Ericsson holds a world leading position within mobile technology, Sybase iAnywhere Solutions is market leader within mobile data management, and Swedbank has a well positioned strategy for mobile services within banking and finance. The combination creates unique conditions to enable the developed software applications to be established as an internationally recognized standard platform, which will considerably increase the value in the solutions that are produced", says Stepien.

"The development of broad and practical mobile solutions implies simplicity and increased accessibility for all customers who wish to carry out their banking business via a mobile phone", says Håkan Nyberg, Head of Internet Banking at Swedbank. "Mobile Internet solutions will further increase convenience and customer value - and provide a new dimension in the distribution of financial services. It is important that strong partnership players see this development from a customer perspective. The alliance with Sybase iAnywhere Solutions and Ericsson has created the conditions needed to be successful".

Swedbank has a leading role in Sweden and northern Europe in the development of financial services within the field of e-business for corporates and households. Swedbank together with jointly owned and independent savings banks and the subsidiary Hansabank, has more than 900.000 Internet banking customers. Swedbank was also the first bank in the Nordic region to offer its customers a WAP service.

For further information, please contact:

Carl Björkman, Nordic Manager Financial Markets Solutions, Sybase,
carl.bjorkman@sybase.com, phone: +46 (0)70-696 29 21

Håkan Nyberg, Senior Vice Presiden and Head of Internet banking, Swedbank,
hakan.nyberg@foreningssparbanken.se, phone: +46 (0)70-397 09 04

Jan Ahrenbring, Vice President Marketing and Communications, Ericsson Mobile Communications AB,
phone: +46 70 590 9900

Bo Albertson, Marketing Director, Ericsson Mobile Communications AB, phone: + 46 8 764 1388, +46 70 510 09 92

The following files are available for download:

Robur strengthens management, organisation

Pär Bäckman — Marketing Manager and member of Robur's senior management. Mr Bäckman's previous position was that of CEO of SPP Fonder (a leading Swedish pension-fund company). He assumed his Robur position on 1 November.

Anders Borgh — Head of Administration and member of Robur's senior management. Mr Borgh's previous position was that of Financial Manager at ABB Financial Service AB. He assumes his Robur position on 11 December.

Magnus Bakke — Head of Equities. Mr Bakke was previously with SPP, where he managed the Swedish shares portfolio (worth some SEK 100 million). His official start date with Robur has not yet been determined.

Jonas Ulvsbäck — Financial Analyst. Mr Ulvsbäck previously worked for SPP, focusing on a number of larger Swedish companies. His official start date with Robur has not yet been determined.

Robur, founded in 1967, is one of Scandinavia's oldest and largest capital-management entities, with one of Scandinavia's largest management and analysis organisations. Managed volume amounts to approximately SEK 350 billion. Robur's purview comprises fund management, pension and insurance products and discretionary asset management. It is a wholly owned subsidiary of FöreningsSparbanken (Swedbank).

For further information, please contact:
Anders Ek, CEO of Robur AB Phone: +46 8 5859 2400
Mats Lagerqvist, Deputy CEO of Robur AB Phone: +46 8 5859 2400

Swedbank first bank to offer services via digital TV, through collaboration with cable-TV provider com hem.

Swedish cable-TV provider com hem and Swedbank launched a collaborative project today providing financial services via digital TV. In a first phase, this service will provide information only. But the parties intend to expand it through a joint development effort in 2001 to provide customers with simpler bank transactions via digital TV.

The information service launched today will comprise financial news, current housing-loan and other interest rates and prices and product information.

This initial version is a test of digital TV's capabilities as one of several channels of financial information and banking services. Upcoming development activities in the next year will include share and fund trading, inter-account transfers and account statements.

"Our collaboration with com hem is part of our effort to open various avenues by which our customers can reach their bank. By combining assorted digital media and our branch structure, we are striving to increase both our customers' array of choices and our accessibility by those customers. Digital TV presents yet another opportunity in this regard, enabling Swedbank customers now to access their bank directly from home. This capability will become increasingly interesting as the relevant technology and opportunities for true interactivity evolve and improve", says Swedbank's Deputy CEO and CIO Gert Engman.

"Com hem was seeking a strong development partner in the financial-services sector, and Swedbank suited our needs very well indeed. We feel the bank has demonstrated a resolve to position itself at the leading edge of technology and that it enjoys a very strong position within our present circle of customers. We are most gratified that our collaboration is now entering a new phase, with this launch as the starting shot", says com hem CEO Per Nilsson.

For further information, please contact:
Gert Engman, Executive Vice President responsible for e-business Swedbank, Phone: +46 8 585 92068, gert.engman@foreningssparbanken.se
Peter Tuscher, Project Manager, Swedbank, Phones: +46 8 585 91567 or (mobile) +46 70 620 5555, peter.tuscher@foreningssparbanken.se
Per Nilsson, CEO, com hem ab, Phone: +46 8 553 6300, per.nilsson@comhem.se
Adrian Talbot, Business-development Manager, com hem ab, Phone: +46 8 553 63035
adrian.talbot@comhem.com

The following files are available for download:

Birgitta Johansson-Hedberg new chairman of the Swedish Bankers´ Association

For the first time in the Swedish Bankers´ Association´s 120-year history, a woman has been appointed chairman of the Board of Directors. The new chairman is Birgitta Johansson-Hedberg, President and CEO of FöreningsSparbanken (Swedbank). Her period of office is two years.

The new Board, which was elected today at the Association´s Bank Assembly, consists of the following members.

- Birgitta Johansson-Hedberg, chairman Swedbank
- Lars G Nordström, vice chairman Nordbanken
- Sören Ericson Länsförsäkringar Bank
- Stefan Källström Nordbanken Finans
- Arne Mårtensson Handelsbanken
- Staffan Olsson S E B Bolån
- Lars H Thunell S E B
- Tomas Tullberg Dexia Kommunbank
- Ulla Lundquist Swedish Bankers´ Association

For further information, please contact:
Ulla Lundquist, Managing Director, Swedish Bankers´ Association, phone +46 8 453 4410, mobile 070-5500952
Birgitta Johansson-Hedberg, President and CEO of FöreningsSparbanken (Swedbank), phone +46 8 585 910 88

This information was brought to you by BIT http://www.bit.se

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FöreningsSparbanken has no outstanding tax liabilities

In an article in today's issue, the Swedish business daily Dagens Industri has reported that FöreningsSparbanken (Swedbank) has a debt to the public for taxes and tax surcharges. This is incorrect. In actuality, *the money in question was allocated in the financial accounts for 1994 and was indeed paid out. If* FöreningsSparbanken wins the legal proceedings now under way with regard to this matter, it would instead recover a portion of the amount it has allocated and paid.

The background is as follows: In the early 1990's the Swedish Tax Authority rejected the deductions claimed for certain loan losses by the former Sparbankernas Bank and Sparbanken Sverige AB. The cost of the additional tax and tax surcharge related to these rejected deductions was charged to the financial accounts for 1994 of the then Sparbanken Sverige. As such, the liability in question was settled several years ago and, consequently, the bank has no outstanding tax liabilities.

The bank did not accept the decision of the Tax Authority and appealed its case to the County Administrative Court and the Administrative Court of Appeal, though without success thus far. However, the banken has also filed an appeal with the Supreme Administrative Court. If the latter rules in favor of the bank, it will be able to recover the taxes it has already paid, which in that case would be reported as income when received.

For further information, please contact:
Staffan Salén, Vice President of Information and Investor Relations, +46 8 585 927 79, +46 705 310111

For further information, please contact:
Staffan Salén, tel +46 8 5859 2779, +46 705 310 111

FöreningsSparbanken's income affected positively by SEK 250 Mkr due to sale of it's share in Svensk Exportkredit AB

The today announced transaction in which the commercial banks will sell their holdings in AB Svensk Exportkredit, SEK, is expected to positively affect FöreningsSparbanken's income by approximately SEK 250 million. As said in todays pressrelease by SEK, the today announced deal is dependent on approval by appropriate regulatory agencies.

For further information, please contact: Staffan Salén, Head of Investor Relations, phone +46 (0)8 5859 2779 e-mail: staffan.salen@foreningssprabanken.se Einar Frydén, Information manager, phone +46 (0)705 11 00 33 e-mail: einar.fryden@foreningssparbanken.se

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Staffan Salén named Executive Vice President of FöreningsSparbanken

Staffan Salén today was appointed Executive Vice President of FöreningsSparbanken (Swedbank) responsible for Information and Investor Relations. He will become a member of the Executive Council and serve as an adjunct member of the Group Management. Staffan will assume his new duties on August 1, 2000.

For the past two years, Staffan, 32, has been head of the Group's Investor Relations unit. He was formerly employed by the business daily Finanstidningen, including as managing editor of the corporate and stock market desks.

"Staffan has successfully made FöreningsSparbanken's Investor Relations unit one of Sweden's best by far. This work, along with his background in the news media, makes him well-suited to assume overall responsibility for the Group's Information and Investor Relation units," says FöreningsSparbanken President and CEO Birgitta Johansson-Hedberg.

Elisabeth Ström, who is currently responsible in Group Management for Information and Marketing Communications, is leaving this position to become Vice President of the KF Group and its subsidiary KF Svenska Detaljhandeln on January 1, 2001. She will have overall responsibility for KF's information, corporate communications and branding issues.

"Through her work on the Bankbook and other projects, Elisabeth has taken part in laying the foundation for FöreningsSparbanken's continued development. I wish her luck in her new job and with the exciting challenges that await her," says Birgitta Johansson-Hedberg.

For further information, please contact:

Birgitta Johansson-Hedberg, tel +46 8 5859 1088,
e-mail: birgittajh@foreningssparbanken.se

Staffan Salén, tel +46 8 5859 2779,
e-mail: staffan.salen@foreningssparbanken.se

Elisabeth Ström, tel +46 8 5859 1506,
e-mail: elisabeth.strom@foreningssparbanken.se

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Management changes in FöreningsSparbanken and Swedbank Markets

Robert Charpentier has been appointed Executive Vice President in FöreningsSparbanken and deputy head of Swedbank Markets. The appointment is effective as of today.

Robert Charpentier joined FöreningsSparbanken in 1997, starting as head of the Financing department. Since 1999 Robert Charpentier he has been head of the corporate banking division within Swedbank Markets. Robert Charpentier has previously held a numerous of different positions on the capital markets including serving as Executive Director at Goldman Sachs, London.

"I am very pleased with the appointment of Robert Charpentier as deputy head of Swedbank Markets", says FöreningsSparbanken's President and CEO Birgitta Johansson-Hedberg. "Robert Charpentier has extensive experience from and very good knowledge about the capital markets and will be a good reinforcement in the management of both the bank and Swedbank Markets."

For further information:
Birgitta Johansson-Hedberg, President and CEO,
phone: +46 8 5859 1088
birgittajh@foreningssparbanken.se
Jan Lidén, EVP and head of Swedbank Markets,
phone: +46 8 5859 2227
jan.liden@foreningssparbanken.se
Robert Charpentier, EVP and deputy head of Swedbank Markets,
phone: +46 8 5859 2934
robert.charpentier@foreningssparbanken.se

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The following files are available for download:

Management change in Swedbank's retail operations

The Board of Directors of FöreningsSparbanken (Swedbank) today appointed Kjell Hedman Executive Vice President with responsibility for the central region of Sweden.

Kjell Hedman will immediately take over the post of Regional Manager, succeeding Bengt-Erik Lindgren, who on June 1, 2000 became President of the bank's mortgage institution, AB Spintab.

Kjell Hedman was previously head of Swedbank's business development unit Utveckling Lokal Marknad (Local Market Development), prior to which he served in various managerial positions in the bank's retail operations.

For further information, please contact:
Ingrid Persson, Executive Vice President and Head of Retail Operations at Swedbank,
phone +46 8 585 927 10

Please visit http://www.bit.se for further information

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